PROSPECTUS                                     Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-50347

                             COSTILLA ENERGY, INC.

                               OFFER TO EXCHANGE

                         10 1/4% SENIOR NOTES DUE 2006
              FOR $80,000,000 PRINCIPAL AMOUNT OF ITS OUTSTANDING
                         10 1/4% SENIOR NOTES DUE 2006

                             ---------------------

     The Exchange Offer will expire at 5:00 p.m., New York City time, on May 29, 1998, unless extended.

     Costilla Energy, Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $80,000,000 of its outstanding 10 1/4% Senior Notes due 2006 (the "Private Notes") for an equal principal amount of its 10 1/4% Senior Notes due 2006 (the "Exchange Notes") in integral multiples of $1,000. The Private Notes were issued on January 16, 1998 (the "Issue Date"). The Company also has outstanding $100,000,000 aggregate principal amount of 10 1/4% Senior Notes due 2006 (the "Existing Notes") which were issued pursuant to an Indenture dated as of October 1, 1996, with State Street Bank and Trust Company, as Trustee (the "Trustee"), which Indenture was modified by a Supplemental Indenture dated as of January 16, 1998 (as modified, the "Indenture") to permit the issuance of the Private Notes under the Indenture. The Exchange Notes will also be issued under the Indenture. The Exchange Notes will be general unsecured obligations of the Company and are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Private Notes for which they may be exchanged pursuant to this Exchange Offer, except for certain transfer restrictions and registration rights relating to the Private Notes. See "Description of Exchange Notes." There will be no proceeds to the Company from the Exchange Offer; however, pursuant to that certain Registration Rights Agreement dated as of January 16, 1998 (the "Registration Rights Agreement") among the Company and the Initial Purchasers (as defined herein) of the Private Notes, the Company will bear certain offering expenses. References throughout this Prospectus to "Notes" shall refer to the Existing Notes and the Exchange Notes collectively.

                                             (Cover text continued on next page)

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 28, 1998

     The Company will accept for exchange any and all validly tendered Private Notes on or prior to 5:00 p.m., New York City time, on May 29, 1998, unless extended (the "Expiration Date"). Tenders of Private Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. State Street Bank and Trust Company is acting as exchange agent (the "Exchange Agent") and D.F. King & Co., Inc. is acting as information agent (the "Information Agent") in connection with the Exchange Offer. The minimum period of time that the Exchange Offer will remain open is 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Private Notes. The Exchange Offer is not conditioned upon any minimum principal amount of Private Notes being tendered for exchange, but is otherwise subject to certain customary conditions.

     The Exchange Notes will bear interest at a rate equal to 10 1/4% per annum on the same terms as the Private Notes. Interest on the Exchange Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 1998. Private Notes that are accepted for exchange will cease to accrue interest as of the last interest payment date on which interest was paid on the Private Notes prior to the exchange.

     The Private Notes in an aggregate principal amount of $80.0 million were sold by the Company on the Issue Date (the "Initial Offering"), to BT Alex. Brown Incorporated and Prudential Securities Incorporated (collectively, the "Initial Purchasers") in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. The Initial Purchasers subsequently placed the Private Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. Accordingly, the Private Notes may not be re-offered, resold or otherwise transferred in the United States unless registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement. See "The Exchange Offer."

     Under existing interpretations of the Securities and Exchange Commission (the "Commission") contained in several no action letters to third parties, the Company believes that the Exchange Notes will be freely transferable by holders thereof (other than the Initial Purchasers, persons participating in the distribution of the Private Notes or affiliates of the Company) after the Exchange Offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its Private Notes for Exchange Notes will be required to represent (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the Exchange Notes, (iii) that it is not an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, (iv) that it is not engaged in, and does not intend to engage in, any distribution of Exchange Notes; and (v) if such holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed to make available, during the period required by the Registration Rights Agreement, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

     WHILE THE INTERPRETATIONS OF THE STAFF OF THE COMMISSION CONTAINED IN THE AFOREMENTIONED NO ACTION LETTERS GIVE AN INDICATION OF THE COMMISSION'S POSITION ON THE ISSUES PRESENTED, SUCH NO ACTION LETTERS ARE NOT BINDING UPON THE COMMISSION WITH RESPECT TO ANY ISSUER OR SITUATION OTHER THAN THAT SPECIFICALLY REFERENCED IN EACH NO ACTION LETTER. THE COMPANY HAS NOT REQUESTED A NO ACTION LETTER FROM THE COMMISSION IN CONNECTION WITH THE EXCHANGE OFFER, AND THEREFORE THE COMMISSION HAS NOT TAKEN A POSITION SPECIFICALLY WITH RESPECT TO THE EXCHANGE OFFER.

     The Private Notes are traded on the Private Offering, Resales and Trading through Automated Linkages ("PORTAL") Market of the National Association of Securities Dealers, Inc. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading on the National Association of Securities Dealers automatic quotation system ("NASDAQ"). The Initial Purchasers have advised the Company that they intend to make a market in the Exchange Notes; however, they are not obligated to do so and any market-making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

     Any Private Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Private Notes of other holders are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Private Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of untendered Private Notes will continue to be subject to the existing restrictions upon transfer thereof, and will not be entitled to exercise any of the registration rights contained in the Registration Rights Agreement (except for certain holders who are not entitled to participate in the Exchange Offer or who participate in the Exchange Offer, but not do receive unrestricted Exchange Notes).

     The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Exchange Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in the Global Exchange Note representing the Exchange Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Exchange Note, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Note in accordance with the normal procedures of DTC and the terms and procedures set forth in the Indenture. See "Book-Entry; Delivery and Form."

                             ---------------------

     No dealer, salesperson or other person has been authorized to give information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Exchange Notes offered hereby, nor does it constitute an offer to sell or the solicitation of any offer to buy any of the Exchange Notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS WAS OBTAINED FROM THE COMPANY AND OTHER SOURCES, BUT NO ASSURANCE CAN BE GIVEN AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE CONTENTS OF THIS PROSPECTUS ARE NOT TO BE CONSTRUED TO BE LEGAL, BUSINESS OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISOR AS TO LEGAL, BUSINESS OR TAX ADVICE.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (which term shall encompass any amendment thereto) under the Securities Act, for the registration of the Exchange Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the financial statement schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the financial statement schedules and exhibits filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 606601-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and informational requirements, it will furnish all reports and other information required thereby to the Commission and pursuant to the Indenture will furnish copies of such reports and other information to the Trustee.

     The Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In the event the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide (without exhibits) the Trustee and holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information, financial statements and other data appearing elsewhere in this Prospectus. The pro forma information gives effect to a material acquisition and the Initial Offering. See "Recent Developments" and "Use of Proceeds." As used herein, references to the "Company" or to "Costilla" are to Costilla Energy, Inc. and its subsidiaries and predecessors. Certain oil and gas terms used in this Prospectus are defined in the "Glossary" included herein. "Adjusted EBITDA," as used herein, means net income (loss), plus interest, income taxes, depreciation, depletion and amortization, exploration, impairment of oil and gas properties, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt.

                                  THE COMPANY

     Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the South/East Texas region, the Rocky Mountain region and Permian Basin area of Texas and New Mexico. The Company's strategy focuses on utilizing current and developing technological advancements to increase reserves through a targeted exploration program, strategic property acquisitions and development of existing properties. In addition, the Company owns an interest in an entity which has a concession for the development of mineral interests in the Republic of Moldova, in eastern Europe.

     The Company began operating in 1988 and conducted an initial public offering (the "IPO") in October 1996. As of January 1, 1998, the Company had total estimated net proved reserves of 15.0 Mmbbls of oil and 148.6 Bcf of gas, aggregating 39.7 MMBOE, with a PV-10 Value of approximately $196.7 million. The Company also has a substantial acreage position consisting of 953,268 gross (713,107 net) acres at December 31, 1997, 665,734 gross (607,703 net) of which are undeveloped. The Company has identified in excess of 600 drilling locations, of which 147 are included in its proved reserves at January 1, 1998.

     The Company began active efforts to acquire and develop oil and gas properties in 1993 and, from January 1, 1993 to December 31, 1997, closed eight acquisitions for an aggregate purchase price of approximately $138 million. The Company has not participated in the auction process, but rather has made acquisitions through negotiated transactions. The three most significant acquisitions have been:

     - The acquisition of 6.0 MMBOE (as of July 1, 1997) of proved reserves, extensive undeveloped acreage and seismic data (the "Ballard Acquisition") from Ballard Petroleum LLC ("Ballard") in August 1997 for approximately $41.2 million, strengthening the Company's position in the Rocky Mountain region.

     - The acquisition of 10.6 MMBOE of proved reserves and undeveloped acreage located in the Permian Basin and the South/East Texas region (the "1996 Acquisition") in June 1996 for approximately $38.7 million.

     - The acquisition of 14.4 MMBOE of proved reserves and undeveloped acreage in the Permian Basin, South/East Texas and Rocky Mountain regions (the "1995 Acquisition") in June 1995 for approximately $46.6 million.

     Costilla has in-house exploration expertise which uses 3-D seismic technology as a primary tool to identify drilling opportunities. Since the IPO, the Company has made 13 new exploratory discoveries utilizing 3-D technology, which have added proved reserves of 7.4 MMBOE at January 1, 1998. The Company experienced an approximately 60% success rate in its 1997 exploratory drilling activities, and an overall success rate of approximately 83% in its 1997 drilling activities.

     Through its acquisition, development and exploration activities, the Company has grown substantially over the last four years, as measured by reserves, production and cash flow.

     - Estimated proved reserves have increased from 6.0 MMBOE at January 1, 1994 to 39.7 MMBOE at January 1, 1998, representing a compound annual growth rate of 60%.

     - PV-10 Values have increased from $26.4 million at January 1, 1994 to $196.7 million at January 1, 1998 representing a compound annual growth rate of 65%.

     - The Company has increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 12,671 BOE for the year ended December 31, 1997, representing a compound annual growth rate of 98%.

     - Adjusted EBITDA has increased from $1.8 million for the year ended December 31, 1993 to approximately $40.0 million for the year ended December 31, 1997 (pro forma for the Ballard Acquisition) representing a compound annual growth rate of 117%.

     - The Company's reserve growth has been achieved at an average all-in finding cost of $4.32 per BOE for the period from January 1, 1993 to December 31, 1997.

                               COMPANY STRENGTHS

     The Company believes that its recent growth is primarily attributable to the following factors:

     - Successful Drilling Program. Employing its strategy of growth through the drillbit, the Company has substantially increased its reserves and production since 1993. From January 1, 1993 through January 1, 1998, the Company replaced approximately 189% of its total production through extensions and discoveries alone. By focusing drilling efforts on reservoirs that have responded favorably to the application of advanced drilling and completion techniques, management believes that the Company can continue to increase its reserves and production by integrating the Company's technical expertise with its large inventory of undeveloped leasehold acreage.

     - Significant Leasehold Positions. Through aggressive acreage acquisition in its existing and new project areas, the Company seeks to establish a significant leasehold position in each of its project areas. As a result, the Company had approximately one million gross acres under lease at December 31, 1997, which included in excess of 600 drilling locations at January 1, 1998.

     - Technological Leadership. The Company has developed significant expertise in the application of 3-D seismic evaluation. The Company believes that its expertise in employing this technology is an important factor in supporting its recent growth and drilling success rate.

     - Diversified Property Base. The Company holds a portfolio of oil and gas properties located in the South/East Texas region, the Rocky Mountain region and the Permian Basin. The Company believes that by conducting its activities in distinct geographic regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest represents an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.

     - Significant Operating Control. At January 1, 1998, the Company operated approximately 76% of its properties as measured by PV-10 Value. This level of operating control benefits the Company in numerous ways by enabling the Company to (i) control the timing and nature of capital expenditures, (ii) identify and implement cost control programs and (iii) respond quickly to operational problems.

                               BUSINESS STRATEGY

     The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations by utilizing a three-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with strategic property acquisitions and focused development drilling. The Company's management and technical staff have significant oil and natural gas experience in the areas of drilling and completions, production operations, acquisitions and divestitures and reservoir engineering. Most members of the Company's technical staff, having spent substantial portions of their careers specializing in the Company's core operating regions, have in-depth knowledge of these regions. The Company seeks to reduce its operating and commodity risks by holding a geographically diverse portfolio of properties, the reserves attributable to which were approximately 62% natural gas and 38% oil at January 1, 1998. The elements of the Company's strategy may be further described as follows:

     - Exploration Efforts. The Company has a staff of experienced geophysicists and geologists who perform extensive analysis of the Company's exploration prospects to carefully focus its 3-D seismic surveys and identify potential drilling locations. This focus allows the Company to direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions, where it can utilize the technical expertise and experience of its staff to identify exploration prospects which may have been previously overlooked.

     - Strategic Property Acquisitions. The Company seeks to acquire producing properties where it has identified opportunities to increase production and reserves through both development and exploration activities. The Company has increased the value of the properties it has acquired by using its expertise and experience with current and advancing seismic, drilling and production technology to aggressively manage its operations of existing proved properties and successfully identify and develop previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

     - Development of Existing Properties. The Company is actively pursuing development of its existing properties.

     - Control of Operations. The Company prefers to operate and own the majority working interest in its properties. This gives the Company greater control over future development, drilling, completion and lifting costs and the marketing of production. At January 1, 1998, the Company operated wells constituting approximately 76% of its total PV-10 Value.

                              RECENT DEVELOPMENTS

     The Company has had a number of recent significant developments with respect to acquisitions, exploration successes and cost reduction efforts through asset sales.

ACQUISITIONS

     In keeping with its strategy to acquire properties with substantial exploration potential, the Company consummated one significant acquisition in 1997 and an additional acquisition in January 1998. While both transactions have proved reserves and current production, there are also significant acreage positions and exploration prospects included in each acquisition.

     Ballard Acquisition. In August 1997, the Company closed the Ballard Acquisition for approximately $41.2 million. The oil and gas properties acquired are located primarily in the Rocky Mountain region and had, as of July 1, 1997, approximately 6.0 MMBOE of proved reserves and 212,085 net undeveloped acres. The Company also acquired the rights to 150 square miles of 3-D seismic data and 42,000 miles of 2-D seismic data. The Company and Ballard have entered into an Acquisition and Exploration Agreement that establishes an area of mutual interest in the Rocky Mountain region in which the parties will jointly own, acquire, explore and develop properties.

     Manti Acquisition. In January 1998, the Company closed a transaction with Manti Resources, Inc. and acquired producing properties and associated acreage in South Texas (the "Manti Acquisition") in close proximity to an exploration area the Company has been developing. The Manti Acquisition included approximately 1.3 MMBOE of proved reserves at January 1, 1998, approximately 30 square miles of 3-D seismic data, and 16,202 gross and net undeveloped acres. The purchase price was $10.5 million.

EXPLORATION

     S.W. Speaks Field, Lavaca County, Texas. The Company has drilled and completed its initial exploratory well, the Migl-Mitchel #1 to a total depth of 14,950 feet. This well is located within the Company's 46 square mile 3-D seismic survey and encountered two sand zones which totaled 190 feet of productive expanded Wilcox sandstone. The well was completed from the lower of the two sands in December 1997. Testing of the well indicated an open flow potential of 116 Mmcf of gas per day. Gas sales commenced on January 20, 1998 and through March 24, 1998 this well has produced a total of 360 Mmcf of gas. As of March 15, 1998, completion operations are underway on the second well, which was drilled to a total depth of 15,847 feet. This second well penetrated three productive Wilcox sand zones totaling 274 feet. The Company has a 100% working interest in both wells, and owns 11,131 gross acres in this field with a 57.7% average working interest. The Company is planning to drill four additional wells in this field during 1998.

     Hopewell Project, Harrison and Panola Counties, Texas. The Company has acquired 6,060 gross acres in a contiguous block on this project with a 100% working interest. The project straddles two major producing structures in the state line area of Texas and Louisiana. The Company's acreage position has existing production from various formations and is undeveloped in comparison to offsetting leases. The Company has identified 100 drilling locations of which 25 have been classified as containing proved undeveloped reserves at January 1, 1998. The Company has drilled and dually completed the initial well from the Cotton Valley and Travis Peak sands, for combined production of approximately 3,000 Mcf of gas per day as of April 15, 1998. The Company plans to drill eight wells on the Hopewell project during 1998.

     Scott and Hopper Field, Brooks County, Texas. The Company has drilled and completed the Scott and Hopper GU 1-5 well from the shallow Vicksburg formation at an initial rate of approximately 2,000 Mcf of gas per day. The well is located on the producing acreage acquired in the Manti Acquisition. The Company owns a 3-D survey of the acreage and has identified 10 additional drilling locations. The Company owns 15,882 gross acres in the field with a 100% working interest. The Company has plans to drill at least five wells in the Scott and Hopper field during 1998.

     Edwards-McElroy Ranch Prospect, Ector and Crane Counties, Texas. At December 31, 1997, the Company had successfully completed a total of 26 wells on the 80 square miles of 3-D seismic data. These wells have resulted in five new discoveries in four formations. The Company has identified in excess of 50 drilling locations on the 11,970 gross and net acres on this prospect. The Company is planning to drill three wells in this project during 1998.

DIVESTITURES

     The Company continuously evaluates its properties to identify opportunities to divest properties which are marginally economic, have high per-unit costs or have limited potential. From January 1, 1997 through December 31, 1997, the Company sold 6.6 MMBOE of what it considered high operating cost reserves.

     Concho Sale. In December 1997, the Company sold certain oil and gas properties primarily located in the Permian Basin to Concho Resources, Inc. for $16.2 million (the "Concho Sale"). These properties had assigned proved reserves of 4.9 MMBOE as of December 31, 1997, consisted of approximately 1,600 gross wells, approximately 90% of which were nonoperated, included high operating cost properties and did not fit the Company's overall business strategy.

     Gulf Production Sale. In January 1998, the Company sold its interest in approximately 190 gross wells in Oklahoma, approximately 75% of which were non-operated, to Gulf Partners L.L.C. and Gulf Production Corp for $2.5 million (the "Gulf Production Sale"). The properties had assigned proved reserves of 0.7 MMBOE as of January 1, 1998 and did not fit the Company's business strategy.

                    SUMMARY AND TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED.........  $80,000,000 aggregate principal amount of 10 1/4%
                             Senior Notes due 2006.

ISSUER.....................  Costilla Energy, Inc.

MATURITY DATE..............  October 1, 2006

INTEREST ON THE EXCHANGE
  NOTES....................  The Exchange Notes will bear interest at a rate equal to 10 1/4% per annum and will be payable semi-annually on April 1 and October 1 of each year commencing October 1, 1998. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Private Note surrendered in exchange therefor, or (ii) if the Private Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Private Notes, from the Issue Date.

RANKING....................  The Notes will be general unsecured obligations of the Company and will rank pari passu with any unsubordinated indebtedness of the Company. The Notes will rank senior in right of payment to all subordinated obligations of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. As of December 31, 1997, on a pro forma basis after giving effect to the Initial Offering, the Company would have had approximately $0.7 million of secured indebtedness.

OPTIONAL REDEMPTION........  The Notes will be redeemable, in whole or in part, at the option of the Company on or after October 1, 2001, at the redemption prices set forth herein, plus accrued interest to the date of redemption. In addition, at any time on or prior to October 1, 1999, the Company may, at its option, redeem up to $30.0 million in aggregate principal amount of the Notes with the net cash proceeds of an Equity Offering, at a redemption price equal to 110.25% of the aggregate principal amount of the Notes to be redeemed, plus accrued interest, if any, to the date of redemption, provided, however, that after giving effect to any such redemption, at least $150.0 million in aggregate principal amount of the Notes remains outstanding.

CHANGE OF CONTROL..........  Upon a Change of Control, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued interest, if any, to the date of repurchase.

CERTAIN COVENANTS..........  The Indenture contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, under certain circumstances, the

                             Company will be required to offer to purchase the Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase, with the proceeds of certain Asset Sales. These restrictions and qualifications are subject to a number of important qualifications and exceptions. See "Description of Exchange Notes -- Certain Covenants."

     For additional information regarding the Exchange Notes, see "Description of Exchange Notes."

                               THE EXCHANGE OFFER

THE PRIVATE NOTES..........  The Private Notes were sold by the Company on
                             January 16, 1998, in the Initial Offering, to the Initial Purchasers pursuant to the Purchase Agreement (as defined below). The Initial Purchasers subsequently resold the Private Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

REGISTRATION
REQUIREMENTS...............  Pursuant to the Purchase Agreement dated January
                             13, 1998, by and among the Company, BT Alex. Brown Incorporated and Prudential Securities Incorporated (the "Purchase Agreement"), the Company and the Initial Purchasers entered into the Registration Rights Agreement, which grants the holders of the Private Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights, which terminate upon the consummation of the Exchange Offer; provided, however, that if applicable law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or in the event certain holders are not entitled to participate in the Exchange Offer or do not receive unrestricted securities in the Exchange Offer, the Company has agreed to file a shelf registration (the "Shelf Registration Statement") covering resales of the Private Notes. See "The Exchange Offer -- Resale of Exchange Notes" and "The Exchange Offer -- Shelf Registration Statement."

THE EXCHANGE OFFER.........  The Company is offering to exchange $1,000 principal amount of the Exchange Notes for each $1,000 principal amount of Private Notes. As of the date hereof, $80.0 million aggregate principal amount of Private Notes are outstanding. The Company will issue the Exchange Notes on or about June 1, 1998 (the "Exchange Date").

                             Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution or secondary resale of the Exchange Notes cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (publicly available May 13, 1988) or similar no action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale transaction (which prospectus must include the selling security holders' information required by Item 507 of Regulation S-K under the Securities Act). Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

                             Under existing interpretations of the Commission contained in several no action letters to third parties, the Company believes that the Exchange Notes will be freely transferable by holders thereof (other than the Initial Purchasers, persons participating in the distribution of the Private Notes or affiliates of the Company) after the Exchange Offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its Private Notes for Exchange Notes will be required to represent
                             (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the Exchange Notes, (iii) that it is not an "affiliate" (as defined in rule 405 promulgated under the Securities Act) of the Company, (iv) that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes, and (v) if such holder is a Participating Broker-Dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company will agree to make available, during the period required by the Registration Rights Agreement, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

EXPIRATION DATE............  5:00 p.m., New York City time on May 29, 1998.

PROCEDURES FOR TENDERING
  PRIVATE NOTES............  Each holder of Private Notes wishing to accept the
                             Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Private Notes and any other required documentation to the Exchange Agent at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the holder or person receiving such Exchange Notes, whether or not such person is the holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Private Notes, tendering holders may transfer Private Notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange
                             Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS........  Any beneficial owner whose Private Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Private Notes, either make appropriate arrangements to register ownership of Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Private Notes who wish to tender their
                             Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth in "The Exchange
                             Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS..........  Tenders may be withdrawn at any time prior to 5:00
                             p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawal of Tenders."

ACCEPTANCE OF PRIVATE
  NOTES AND DELIVERY OF
  EXCHANGE NOTES...........  Subject to certain conditions, the Company will accept for exchange any and all Private Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the Exchange Date. See "The Exchange Offer -- Terms of the Exchange Offer."

FEDERAL INCOME TAX
  CONSEQUENCES.............  The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Consequences."

EFFECT ON HOLDERS OF
  PRIVATE NOTES............  As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Rights Agreement, and holders of Private Notes who do not tender their Private Notes will not have any further registration rights under the Registration Rights Agreement or otherwise, subject to certain limited exceptions. Such holders will continue to hold the untendered Private Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Private Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Private Notes are tendered and accepted in the Exchange Offer, the trading market of the untendered Private Notes could be adversely affected. See "The Exchange Offer" and "Risk Factors -- Absence of Public Market."

EXCHANGE AGENT.............  State Street Bank and Trust Company

INFORMATION AGENT..........  D.F. King & Co., Inc.

USE OF PROCEEDS............  There will be no cash proceeds payable to the
                             Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary historical and pro forma financial data of the Company. The historical information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The Company acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The pro forma information should be read in conjunction with the Pro Forma Condensed Statement of Operations and notes thereto included elsewhere in this Prospectus. Neither the historical results nor the pro forma results are necessarily indicative of the Company's future operations or financial results.

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                               HISTORICAL
                                                      -----------------------------   PRO FORMA
                                                        1997       1996      1995      1997(1)
                                                      --------   --------   -------   ---------
                                                            (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
  Revenues..........................................  $ 76,501   $ 55,026   $21,816   $ 82,189
  Expenses:
     Oil and Gas Production.........................    30,029     21,774    10,355     32,632
     General and administrative.....................     8,407      5,238     3,571      9,527
     Compensation related to option settlement......        --         --       656         --
     Exploration and abandonment....................     6,588      2,550     1,652      6,788
     Depreciation, depletion and amortization.......    26,409     12,430     5,958     28,439
     Impairment of oil and gas properties...........    28,189         --        --     28,189
                                                      --------   --------   -------   --------
          Total Operating Expenses..................    99,622     41,992    22,192    105,575
                                                      --------   --------   -------   --------
Operating income....................................   (23,121)    13,034      (376)   (23,386)
Interest............................................    12,979     11,281     4,591     19,053
Income (loss) from continuing operations............   (36,252)       535    (4,970)   (42,591)
Net income (loss)...................................  $(36,471)  $ (4,440)  $(4,970)  $(42,810)
OTHER FINANCIAL DATA:
  Capital Expenditures..............................  $113,924   $ 70,017   $62,220
  Adjusted EBITDA(2)................................    38,065     27,108     7,234   $ 40,030
  Interest Expenses -- net of deferred charges
     amortization...................................    12,461     10,253     4,591     18,221
  Adjusted EBITDA/interest expenses(2)..............       3.1x       2.6x      1.6x       2.2x
  Ratio of earnings to fixed charges(3).............        --        1.2        --         --
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital (deficit).........................  $(11,511)  $ 10,320   $ 2,654
  Total assets......................................   194,088    162,790    87,367
  Total debt, less current maturities...............   163,087    100,262    71,494
  Redeemable predecessor capital....................        --         --    11,576
  Predecessor capital...............................        --         --    (7,445)
  Stockholders' equity..............................       410     40,569        --

---------------

(1) Assumes that the Ballard Acquisition and the Initial Offering and the application of proceeds therefrom had taken place as of January 1, 1997 for purposes of Statement of Operations Data and Other Financial Data.

(2) Adjusted EBITDA is presented because of its wide acceptance as a financial indicator of a company's ability to service or incur debt. Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, impairment of oil and gas properties, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income (loss). Adjusted EBITDA should not be considered as an alternative to earnings (loss), or operating earnings (loss), as defined by generally accepted accounting principles, as an indicator of the Company's financial performance or to cash flow as a measure of liquidity.

(3) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) before extraordinary loss resulting from extinguishment of debt, plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $36,100,000 and $4,967,000 for the historical periods ended December 31, 1997, and December 31, 1995, respectively, and $42,439,000 for the pro forma period ended December 31, 1997.

                              SUMMARY RESERVE DATA

                                                            AS OF JANUARY 1,             AS
                                                     ------------------------------   ADJUSTED
                                                     1998(2)    1997(2)      1996     1998(3)
                                                     --------   --------   --------   --------
ESTIMATED PROVED RESERVES(1):
  Oil (Mbbls)......................................    14,952     17,000     10,788     14,964
  Gas (Mmcf).......................................   148,637    120,272     78,152    151,987
  MBOE (6 Mcf/Bbl).................................    39,725     37,045     23,813     40,295
  Percent of proved developed reserves.............      62.4%      78.3%      76.1%      62.0%
  Present value of estimated future net cash flow,
     before income taxes, discounted at 10% (in
     thousands)....................................  $196,678   $311,803   $113,296   $202,452
  Reserve life index (in years)(4).................       8.6       11.4       13.6
RESERVE REPLACEMENT DATA:
  Production replacement ratio(5)..................       303%       512%       969%

---------------

(1) Estimates of net proved oil and gas reserves at January 1, 1997, are based on reports prepared by Williamson Petroleum Consultants, Inc. ("Williamson"), independent petroleum engineers. The reserve estimates at January 1, 1996, were prepared by the Company. The United States reserve estimates at January 1, 1998 were prepared by the Company, of which approximately 72% were reviewed by Williamson. Reserve estimates attributable to Moldova at January 1, 1998 (no Moldovan reserve estimates were included at prior dates) were prepared by W. Scott Epley, P.E. See "Risk Factors -- Uncertainty of Estimates of Proved Reserves and Future Net Revenues" and "Business and Properties -- Oil and Gas Reserves."

(2) Oil and gas prices used to determine proved United States reserves and the present value of estimated future net cash flow were $24.17 and $3.96, respectively, at January 1, 1997, and $15.29 and $2.20, respectively, at January 1, 1998.

(3) Gives effect to the Manti Acquisition and the Gulf Production Sale as if both transactions had occurred as of January 1, 1998.

(4) Calculated by dividing year-end proved reserves by annual production for the most recent year.

(5) Calculated by dividing reserve additions through acquisitions of reserves, extensions and discoveries and revisions during the year by production for such year.

                             SUMMARY OPERATING DATA

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                                                   PRO FORMA(1)
                                                      1997      1996      1995         1997
                                                     ------    ------    ------    ------------
PRODUCTION DATA:
  Oil (Mbls).......................................   2,175     1,726       950        2,491
  Gas (Mmcf).......................................  14,698     9,205     4,806       15,636
  MBOE (6 Mcf/Bbl).................................   4,625     3,260     1,751        5,097
AVERAGE SALES PRICE PER UNIT(2):
  Oil (per Bbl)....................................  $17.77    $19.87    $15.53       $17.80
  Gas (per Mcf)....................................    2.29      2.13      1.45         2.28
COSTS PER BOE:
  Production costs, including severance taxes......  $ 6.49    $ 6.68    $ 5.91       $ 6.40
  Depreciation, depletion and amortization.........    5.71      3.81      3.40         5.58

---------------

(1) Gives effect to the Ballard Acquisition as if such acquisition had occurred as of January 1, 1997.

(2) Before deduction of production taxes and net of any hedging results.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as oil and gas reserves, future drilling and operations, future production of oil and gas, future net cash flows, future capital expenditures and other such matters, are forward-looking statements. These statements are based on certain assumptions and analysis made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of oil and gas, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                  RISK FACTORS

     In evaluating an investment in the Exchange Notes being offered hereby, prospective investors should consider carefully, among other things, the following risk factors:

RESERVE REPLACEMENT RISK

     In general, the volume of production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     As of December 31, 1997, as adjusted for the Initial Offering and the application of the net proceeds therefrom, the Company's total long-term debt and stockholders' equity would have been approximately $183.0 million and $0.1 million, respectively. See "Capitalization." In addition, after application of the net proceeds of the Initial Offering, the Revolving Credit Facility (as defined under "Description of Revolving Credit Facility") afforded the Company $50.0 million of available borrowing capacity at January 16, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Other Indebtedness."

     The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Revolving Credit Facility and the Indenture require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Based upon the current and anticipated level of operations, the Company believes, however, that its cash flow from operations, together with amounts available under its Revolving Credit Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. In addition, the Company's indebtedness under its Revolving Credit Facility is secured by substantially all of the assets of the Company. See "Description of Revolving Credit Facility." The pledge of such collateral to existing lenders could impair the Company's ability to obtain financing. The inability to obtain additional financing could have a material adverse effect on the Company.

EFFECTIVE SUBORDINATION OF NOTES

     The obligations of the Company under the Revolving Credit Facility are secured by substantially all of the assets of the Company. Holders of secured indebtedness of the Company, including the lenders under the Revolving Credit Facility, have claims with respect to the assets constituting collateral for such indebtedness that are prior to the claims of holders of the Notes. In the event of a default on such Indebtedness, or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the Indebtedness secured thereby before any payment therefrom could be made on the Notes. Accordingly, the Notes will be effectively subordinated to claims of secured creditors of the Company to the extent of such pledged collateral. After giving pro forma effect to the Initial Offering and the application of the net proceeds therefrom, the Company, at December 31, 1997, had $0.7 million of secured senior indebtedness outstanding. See "Description of Exchange Notes -- Ranking."

     The Indenture does not require the Subsidiaries to guarantee the payment of the Notes unless the Subsidiaries incur Indebtedness (other than intercompany indebtedness). The Indenture prohibits Subsidiaries that are not Subsidiary Guarantors from incurring indebtedness. The Notes will be effectively subordinated to claims of creditors (other than the Company) of the Subsidiaries that are not Subsidiary Guarantors, including trade creditors, taxing authorities and tort claimants. Such creditors generally will have priority as to the assets of such Subsidiaries over the claims and equity interests of the Company and, thereby indirectly, the holders of indebtedness of the Company, including the Notes. At December 31, 1997, the Company's only Subsidiary had $0.2 million of liabilities, all of which were operating liabilities. Any Subsidiary Guarantees will be effectively subordinated in right of payment to all existing and future secured senior indebtedness of the Subsidiary Guarantors. There are currently no Subsidiary Guarantees. See "Description of Exchange Notes -- Ranking," "-- Subsidiary Guarantees" and "-- Incurrence of Indebtedness and Preferred Stock."

SUBSIDIARY GUARANTEES MAY TERMINATE; FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTEES

     The Indenture does not require any Subsidiary to guarantee the Notes unless such Subsidiary incurs indebtedness (other than intercompany Indebtedness). On the Exchange Date there will be no Subsidiary Guarantees. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee that may be delivered. To the extent that a court were to find that
(x) a Subsidiary Guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or that such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing its

Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, such Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of such Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Subsidiary Guarantee in favor of such Subsidiary Guarantor's other creditors. Among other things, a legal challenge of the Subsidiary Guarantee issued by such Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Subsidiary Guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantors whose Subsidiary Guarantees were not avoided or held unenforceable. In such event, the claims of the holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portions of any of the Subsidiary Guarantees.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Subsidiary Guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, was greater than the fair market value of all of its assets at a fair valuation, if the present fair market value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or if it had insufficient capital to carry on its business.

POTENTIAL INABILITY TO FUND A CHANGE OF CONTROL OFFER AND ASSET SALE OFFER

     The Company must offer to purchase the Notes upon the occurrence of certain events. The Indenture provides that upon the occurrence of a Change of Control, the Company is required to offer to repurchase any or all of the outstanding Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. Generally, a "Change of Control" includes any person or group other than Cadell
S. Liedtke, Michael J. Grella and Henry G. Musselman, the Chairman of the Board, President and Executive Vice President of the Company, respectively, acquiring 50% or more of the voting securities of the Company, and certain other events. In the event of certain asset dispositions, the Company will be required under certain circumstances to use the Excess Proceeds (as defined) to offer to purchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of Exchange
Notes -- Repurchase at the Option of Holders."

     The Revolving Credit Facility prohibits the Company from prepaying the Notes, including prepayments pursuant to a Change of Control or Asset Sale. Prior to commencing such an offer to purchase, the Company may be required to
(i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Notes, including that under the Revolving Credit Facility, or
(ii) obtain any requisite consent to permit the repurchase. If the Company is unable to repay all of such indebtedness or is unable to obtain the necessary consents, then the Company will be unable to offer to purchase the Notes, and such failure will constitute an Event of Default under the Indenture. It is unlikely that the Company would have sufficient internally generated funds available at the time of any Change of Control or Asset Sale Offer to satisfy all of its debt obligations (including repurchases of the Notes and payment of the Revolving Credit Facility) simultaneously without refinancing the indebtedness.

     The events that constitute a Change of Control or require an Asset Sale Offer under the Indenture may also be events of default under the Revolving Credit Facility or other senior indebtedness of the Company and the Subsidiaries. Such events may permit the lenders under such debt instruments to accelerate the debt and, if the debt is not paid, to enforce security interests on substantially all the assets of the Company and the Subsidiaries, thereby limiting the Company's ability to raise cash to repurchase the Notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the Notes. In addition, the Change of

Control covenant in the Indenture could have the effect of discouraging a takeover of the Company by making such an attempt potentially more expensive.

UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET CASH FLOWS

     There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are estimates only. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be exactly measured, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Moreover, there can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Variances from the estimates contained herein could be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about production levels, prices and costs, which may not be correct. The Company emphasizes with respect to such estimates that the discounted future net cash flows should not be construed as representative of the fair market value of the proved oil and gas properties belonging to the Company, because discounted future net cash flows are based upon projected cash flows that do not provide for changes in oil and gas prices or for escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results may differ materially from the results estimated.

CONCENTRATION OF RESERVE ESTIMATES

     While the Company's oil and gas reserves are attributable to in excess of 2,000 proved and proved undeveloped wells and locations, 15% of the Company's total proved reserves at January 1, 1998 were attributable to two wells in the Southwest Speaks Field in Lavaca County, Texas. Both wells were completed in the first quarter of 1998. Estimates of proved undeveloped reserves, as well as estimates made early in the productive life of wells, may be less reliable than reserve estimates attributable to wells which have a longer production history. Any downward revision of the reserve estimates attributable to the Southwest Speaks Field, or any interference in production from such Field, could have a material adverse affect on the Company's future cash flows and financial results.

ACQUISITION RISKS

     The Company's rapid growth in recent years has been largely the result of acquisitions of producing properties. The Company expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. Such an assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company is generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.

VOLATILITY OF OIL AND GAS PRICES

     The Company's financial results and, therefore, its ability to service its debt, including the Notes, are significantly affected by the price received for the Company's oil and gas production. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Prices of oil and gas are subject to wide fluctuations in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond the control of the Company. These factors include domestic and foreign political conditions, the overall level of supply of and demand for oil and gas, the price of imported oil and gas, weather conditions, the price and availability of alternative fuels and overall economic conditions. The Company's future financial condition and results of operations will be dependent, in part, upon the prices received for the Company's oil and gas production, as well as the costs of acquiring, finding, developing and producing reserves. To reduce its exposure to price risks in the sale of its oil and gas, the Company enters into hedging arrangements from time to time. Although the Company hedges a significant portion of its production, any substantial or extended decline in the price of oil and gas would have a material adverse effect on the Company's financial condition and results of operations, as well as reduce the amount of the Company's oil and gas that could be produced economically. Moreover, if oil and gas prices fall materially below their current levels, the availability of funds and the Company's ability to repay outstanding amounts under the Revolving Credit Facility, the Private Notes and the Notes could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of Messrs. Liedtke, Grella and Musselman. The loss of the services of any of Messrs. Liedtke, Grella or Musselman could have a material adverse effect on the Company's operations. Pursuant to employment agreements, Messrs. Liedtke, Grella and Musselman have agreed not to compete with the Company for a one-year period should they voluntarily leave the Company's employment or should their employment be terminated for cause within the initial three-year term of each employment agreement. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management."

CONTROL OF THE COMPANY

     Messrs. Liedtke, Grella and Musselman own directly and indirectly, in the aggregate, approximately 46% of the Company's outstanding Common Stock, $.10 par value (the "Common Stock"). Accordingly, Messrs. Liedtke, Grella and Musselman may be able to exercise significant influence over the election of directors of the Company and the control of the Company's management, operations and affairs. See "Principal Stockholders."

FOREIGN INVESTMENT

     The Company's investment in Moldova involves risks typically associated with investments in emerging markets such as foreign exchange restrictions and currency fluctuations, foreign taxation, changing political conditions, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. In addition, if a dispute arises in its Moldovan operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the United States. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in Moldova, but there can be no assurance the Company will be successful in so protecting itself.

DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive oil or gas will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

OPERATING HAZARD AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in the drilling for and production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. Although the Company maintains insurance coverage that it considers to be adequate and customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. The occurrence of a significant event not fully covered by insurance could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas and securing trained personnel. Many competitors have substantially larger financial resources, staffs and facilities. See "Business and Properties -- Competition and Markets."

GOVERNMENT LAWS AND REGULATIONS

     The Company's operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production, operations and economics are or have been significantly affected by price controls, taxes and other laws relating to the oil and gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business, financial condition or results of operations. See "Business and Properties -- Regulation."

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The Company believes that compliance with such laws has had no material adverse effect upon the Company's operations to date and that the cost of such compliance has not been material. Nevertheless, the discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. Moreover, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with the properties being purchased by the Company. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company. See "Business and Properties -- Environmental Matters."

ABSENCE OF PUBLIC MARKET

     The Company does not intend to apply for listing of the Exchange Notes offered hereby on any national securities exchange or to seek approval for quotation on NASDAQ. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes or the price at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

RELIANCE ON THIRD PARTY NO ACTION LETTERS

     Statements made herein concerning the transferability of the Exchange Notes are based upon statements made by the staff of the Commission set forth in no action letters to third parties. While interpretations of the staff of the Commission contained in such no action letters give an indication of the Commission's position on the issues presented, such no action letters are not binding upon the Commission with respect to any issuer or situation other than that specifically referenced in the applicable no action letter. The Company has not requested a no action letter from the Commission in connection with the Exchange Offer, and therefore the Commission has not taken a position specifically with respect to the Exchange Offer.

                                USE OF PROCEEDS

     This Exchange Offer is intended to satisfy certain of the Company's obligations under the Purchase Agreement and the Registration Rights Agreement with respect to the Private Notes. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Private Notes in like principal amount, the form and terms of which are substantially similar to the form and terms of the Exchange Notes except as otherwise described herein. The Private Notes surrendered in exchange for Exchange Notes will be returned to the Company and canceled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Private Notes were sold by the Company on January 16, 1998 to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently placed the Private Notes with qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the purchase of the Private Notes by the Initial Purchasers, the Company entered into the Registration Rights Agreement with the Initial Purchasers, which requires, among other things, that the Company file with the Commission a registration statement under the Securities Act with respect to an offer by the Company to the holders of the Private Notes to issue and deliver to such holders, in exchange for Private Notes, a like principal amount of Exchange Notes. The Company is required to use its best efforts to cause the Registration Statement relating to the Exchange Offer to be declared effective by the Commission under the Securities Act and commence the Exchange Offer. The Exchange Notes are to be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than the Initial Purchasers, persons participating in the distribution of the Private Notes or any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), subject to certain representations by and conditions upon each such holder. See "-- Resale of Exchange Notes." A copy of the Registration Rights Agreement has been filed with the Commission.

     The term "Holder" with respect to the Exchange Offer means any person in whose name the Private Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. On the Exchange Date, the Company will issue $1,000 principal amount of Exchange Notes in exchange for $1,000 principal amount of Private Notes accepted in the Exchange Offer. Holders may tender some or all of their Private Notes pursuant to the Exchange Offer. However, Private Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Private Notes and will be entitled to the benefits of the Indenture.

     As of the date of this Prospectus, $80,000,000 aggregate principal amount of the Private Notes was outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company. This Prospectus and the Letter of Transmittal will be mailed initially to the holders of record of the Private Notes on the close of business on April 29, 1998.

     The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

     The Company shall be deemed to have accepted validly tendered Private Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Private Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Private Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest at a rate equal to 10 1/4 per annum and will be payable semi-annually on April 1 and October 1 of each year commencing October 1, 1998. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Private Note surrendered in exchange therefor, or (ii) if the Private Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Private Notes, from the Issue Date.

PROCEDURES FOR TENDERING

     Only a Holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Private Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Private Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth under "-- Exchange Agent and Information Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Private Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     By executing the Letter of Transmittal, each Holder will make to the Company the representations set forth below in the second paragraph under "-- Resale of Exchange Notes."

     The tender by a Holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PRIVATE NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes, tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Private Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Private Note or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Exchange Notes at DTC (the "Book-Entry Transfer

Facility") for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Private Notes by causing such Book-Entry Transfer Facility to transfer such Private Notes into the Exchange Agent's account with respect to the Private Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Private Notes may by effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures; provided, however, that a participant in DTC's book-entry system may, in accordance with DTC's Automated Tender Offer Program procedures and in lieu of physical delivery to the Exchange Agent of a Letter of Transmittal, electronically acknowledge its receipt of, and agreement to be bound by, the terms of the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tender of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Private Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available, (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or
(iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Private Notes and the principal amount of Private Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five Nasdaq Stock Market trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Private Notes (or a confirmation of book-entry transfer of Private Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Private Notes in proper form for transfer (or a confirmation of book-entry transfer of such Private Notes into the Exchange Agent's account at the Book-Entry Transfer

     Facility) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five Nasdaq Stock Market trading days after the Expiration Date.

     Upon request to the Information Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Private Notes according to the guaranteed delivery procedures as set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn (the "Depositor"),
(ii) identify the Private Notes to be withdrawn (including the certificate number(s) and principal amount of such Private Notes, or, in the case of Private Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Private Notes register the transfer of such Private Notes into the name of the person withdrawing the tender, (iv) specify the name in which any such Private Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Private Notes have been tendered pursuant to book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Any Private Notes which have been tendered but which are not accepted for exchange, will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Private Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT AND INFORMATION AGENT

     State Street Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Items to be delivered to the Exchange Agent should be addressed as follows:

By Registered or Certified Mail,
Overnight Mail or Hand Delivery:          By Facsimile:
State Street Bank and Trust Company       State Street Bank and Trust Company
Corporate Trust Department                Attention: Corporate Trust Department
Two International Place                   (617) 664-5371
Boston, Massachusetts 02110

     D.F. King & Co., Inc. will serve as Information Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery forms should be directed to the Information Agent as follows:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                           (800)207-2872 (toll free)

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent and the Information Agent reasonable and customary fees for their services, and will pay registration expenses, fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses. Additionally, the Company will reimburse brokers and other nominee holders for their reasonable expenses in distributing the Exchange Offer materials to the beneficial holders.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Private Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Private Notes for the principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Private Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than the Initial Purchasers, persons participating in the distribution of the Private Notes or any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution or secondary resale of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (publicly available May 13, 1989) or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders' information required by Item 507 of the Regulation S-K of the Securities Act. Each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities
Act) of the Exchange Notes, (iii) it is not an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, (iv) it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes, and
(v) if such Holder is a

Participating Broker-Dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such Exchange Notes. Further, by tendering in the Exchange Offer, such Holder that was an Initial Purchaser, a person participating in the distribution of the Private Notes or that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder without registration under the Securities Act or an exemption therefrom. The Company will agree to make available, during the period required by the Registration Rights Agreement, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

     As set forth above, the Initial Purchasers, persons participating in the distribution of the Private Notes and affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

SHELF REGISTRATION STATEMENT

     If the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by any applicable law or applicable interpretation of the Commission or the staff of the Commission or in the event certain Holders are not entitled to participate in the Exchange Offer or do not receive unrestricted securities in the Exchange Offer, the Company has agreed to file with the Commission and use its best efforts to have declared effective and keep continuously effective for up to two years a registration statement that would allow resales of Private Notes owned by such Holders.

OTHER

     Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Private Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company, however, has no present plans to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Private Notes unless required under the Registration Rights Agreement.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, on a historical basis and as adjusted to give effect to the Initial Offering. The following table should be read in conjunction with the Consolidated Financial Statements, the unaudited Pro Forma Condensed Statement of Operations, the related notes, and the other information contained elsewhere in this Prospectus, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations." For further information regarding the terms of the long-term debt reflected in the following table, see "Description of Revolving Credit Facility" and note 7 of the notes to Consolidated Financial Statements as of December 31, 1997.

                                                                   DECEMBER 31, 1997
                                                              ---------------------------
                                                              HISTORICAL      AS ADJUSTED
                                                              ----------      -----------
                                                                    (IN THOUSANDS)
Long-term debt, including current maturities:
  Revolving Credit Facility.................................   $ 33,000        $    500
  Acquisition Credit Facility...............................     30,000              --
  10  1/4% Senior Notes due 2006............................    100,000         182,000
  Other.....................................................        185             185
                                                               --------        --------
          Total long-term debt, including current
            maturities......................................    163,185         182,685
                                                               --------        --------
Stockholders' equity:
  Preferred stock, $.10 par value, (3,000,000 shares
     authorized; no shares issued or outstanding)...........         --              --
  Common stock, $.10 par value, (20,000,000 shares
     authorized; 10,150,500 shares outstanding)(1)..........      1,015           1,015
  Paid-in-capital...........................................     37,425          37,425
  Retained deficit..........................................    (38,030)        (38,328)
                                                               --------        --------
          Total stockholders' equity........................        410             112
                                                               --------        --------
          Total capitalization..............................   $163,595        $182,797
                                                               ========        ========

---------------

(1) Excludes, as of December 31, 1997, 778,250 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted to employees and non-employee directors.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected financial data of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The Company acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating information. The historical results are not necessarily indicative of the Company's future operations or financial results.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                             1997       1996       1995       1994      1993
                                           --------   --------   --------   --------   -------
                                                      (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues.....................  $ 72,300   $ 53,919   $ 21,693   $  7,637   $ 4,231
  Total revenues.........................    76,501     55,026     21,816      7,836     4,397
  Expenses:
     Oil and gas production..............    30,029     21,774     10,355      2,351     1,688
     General and administrative..........     8,407      5,238      3,571      1,184       952
     Compensation related to option
       settlement........................        --         --        656         --        --
     Exploration and abandonments........     6,588      2,550      1,652        793       218
     Depreciation, depletion and
       amortization......................    26,409     12,430      5,958      1,847       884
     Impairment of oil and gas
       properties........................    28,189         --         --         --        --
     Interest............................    12,979     11,281      4,591      1,458       605
     Income (loss) from continuing
       operations........................   (36,252)       535     (4,970)       163        73
     Net income (loss)...................   (36,471)    (4,440)    (4,970)       163        73
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
     Operating activities................  $ 25,032   $ 12,350   $  6,366   $  1,527   $   322
     Investing activities................   (92,597)   (64,129)   (62,467)   (12,146)   (6,731)
     Financing activities................    58,562     61,531     58,830     10,618     6,315
OTHER FINANCIAL DATA:
  Capital expenditures...................  $113,924   $ 70,017   $ 62,220   $ 11,868   $ 6,862
  Dividends and distributions to
     members(2)..........................        --      4,218         55        961       456
  Adjusted EBITDA(1).....................    38,065     27,108      7,234      4,301     1,757
  Interest Expense -- net of deferred
     charges amortization................    12,461     10,253      4,591      1,458       605
  Adjusted EBITDA/interest expense(1)....       3.1x       2.6x       1.6x       2.9x      2.9x
  Ratio of earnings to fixed
     charges(3)..........................        --        1.2         --        1.1       1.0
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital........................  $(11,511)  $ 10,320   $  2,654   $  1,081   $ 1,612
  Total assets...........................   194,088    162,790     87,367     24,904    13,290
  Total debt, less current maturities....   163,087    100,262     71,494     23,613    12,034
  Redeemable predecessor capital.........        --         --     11,576         --        --
  Predecessor capital....................        --         --     (7,445)      (747)       51
  Stockholders' equity...................       410     40,569         --         --        --

---------------

(1) Adjusted EBITDA is presented because of its wide acceptance as a financial indicator of a company's ability to service or incur debt. Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, impairment of oil and gas properties, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income loss). Adjusted EBITDA should not be considered as an alternative to earnings (loss), or operating earnings (loss), as defined by generally accepted accounting principles, as indicators of the Company's financial performance or to cash flow as a measure of liquidity.

(2) The Company has not paid any dividends since the IPO.

(3) For purposes of calculating the ratio of earnings to fixed changes, "earnings" are net income (loss) before extraordinary loss resulting from extinguishment of debt, plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $36,100,000 and $4,967,000 for the historical periods ended December 31, 1997 and December 31, 1995, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. In June 1995, Costilla consummated the 1995 Acquisition for a purchase price of approximately $46.6 million, in June 1996, Costilla consummated the 1996 Acquisition for a purchase price of approximately $38.7 million and in August 1997, Costilla consummated the Ballard Acquisition for a purchase price of approximately $41.2 million.

     The Company's strategy is to utilize its technical staff and technological advances to increase its oil and gas reserves, production and cash flow from operations through an active exploration program and the acquisition and development of proved reserves. In addition, Costilla continues to evaluate the acquisition of undeveloped acreage for its exploration efforts. Costilla has in-house exploration expertise using 3-D seismic technology to identify new drilling opportunities as well as for the development of acquired properties.

     The Company has grown primarily through acquisitions which impacted its reported financial results in a number of ways. Properties sold by others frequently have not received focused attention prior to sale. After acquisition, certain of these properties are in need of maintenance, workovers, recompletions and other remedial activity not constituting capital expenditures, which substantially increase lease operating expenses. The increased production and revenue resulting from these expenditures is predominately realized in periods subsequent to the period of expense. In addition, the rapid growth of the Company has required it to develop operating, accounting and administrative personnel compatible with its increased size. The Company believes it has now achieved a sufficient size to expand its reserve base without a corresponding increase in its general and administrative expense. The Company also believes it now has a sufficient inventory of prospects and the professional staff necessary to follow a more balanced program of exploration and development activities to complement its acquisition efforts.

     The Company has shown a significant increase in its oil and gas reserves and production, especially due to its acquisitions from 1995 through 1997. The following table sets forth certain operating data of Costilla for the periods presented:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
OIL AND GAS PRODUCTION
  Oil (Mbbls)............................................   2,175     1,726       950
  Gas (Mmcf).............................................  14,698     9,205     4,806
  MBOE...................................................   4,625     3,260     1,751
AVERAGE SALES PRICES(1):
  Oil (per Bbl)..........................................  $17.77    $19.87    $15.53
  Gas (per Mcf)..........................................    2.29      2.13      1.45
PRODUCTION COST(2):
  Per BOE................................................  $ 6.49    $ 6.68    $ 5.91
  Per dollar of sales....................................    0.42      0.40      0.48
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Per BOE................................................  $ 5.71    $ 3.81    $ 3.40
  Per dollar of sales....................................    0.36      0.23      0.27

---------------

(1) Before deduction of production taxes and net of any hedging results.

(2) Production cost includes lease operating expenses and production and ad valorem taxes, if applicable, and excludes depreciation, depletion and amortization.

     Costilla uses the successful efforts method of accounting for its oil and gas activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological, geophysical and seismic costs, and costs of carrying and retaining unproved properties are expensed. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted using the unit-of-production method. Unproved oil and gas properties that are individually significant are periodically reviewed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period.

     The Company utilizes option contracts to hedge the effect of price changes on a portion of its future oil and gas production. Premiums paid and amounts receivable under the option contracts are amortized and accrued to oil and gas sales, respectively. If market prices of oil and gas exceed the strike price of put options, the options will expire unexercised, therefore, reducing the effective price received for oil and gas sales by the cost of the related option. Conversely, if market prices of oil and gas decline below the strike price of put options, the options will be exercised, therefore, increasing the effective price received for oil and gas sales by the proceeds received from the related option. If market prices of oil and gas exceed the strike price of call options, the Company is obligated to pay the contracting counterparty an amount equal to the contracted volumes times the difference between the market price and the strike price, therefore, reducing the effective price received for oil and gas sales by the amount paid to the counterparty. The net effect of the Company's commodity hedging activities reduced oil and gas revenues by $1,226,000, $1,705,000, and $80,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company has purchased put options on 6,500 Bbls of oil per day which establish a floor price of $18.50 per Bbl and sold call options on 6,500 Bbls of oil per day at $22.55 per Bbl. These oil option contracts continue through August 1998. The referenced oil prices are based upon the price at which West Texas Intermediate crude oil ("WTI") trades on the New York Mercantile Exchange ("NYMEX"). The Company has historically received a gross wellhead sales price for oil of approximately 82 - 90% of the NYMEX price. The Company has also purchased put options on 5,000 Mmbtu of gas per day which provide for a floor of $2.00 per Mmbtu through October 1998. Additionally, the Company has purchased put options on 40,000 Mmbtu of gas per day which establish a floor price of $2.15 per Mmbtu and sold call options on 40,000 Mmbtu of gas per day at $2.55 per Mmbtu. These gas option contracts are for the period April 1998 through October 1998. The referenced gas prices are based upon the index price for Houston Ship Channel gas sales, which is approximately 97% of NYMEX. The Company has historically received a gross wellhead sales price for gas of approximately 87 - 90% of NYMEX.

     The Company utilizes interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long term debt. If market rates of interest experienced during the applicable swap term are below the rate of interest effectively fixed by the swap agreement, the rate of interest incurred by the Company will exceed the rate that would have been experienced under its then outstanding floating-rate indebtedness. The net effect of the Company's interest rate hedging activities decreased interest expense by approximately $25,000 for the year ended December 31, 1997. The net effect of the Company's interest rate hedging activities increased interest expense by approximately $442,000 for the year ended December 31, 1996. Concurrent with the payment of all of the Company's floating rate debt from proceeds of the initial public offering and the notes offering consummated in the fourth quarter of 1996, the interest rate swap agreements ceased to qualify as hedges. These interest rate swap agreements were marked-to-market and the related liability of $1,712,000 was recorded. A $60 million interest rate swap expired in May 1997. As a result of the Company's borrowings against its line of credit, which bears interest on a floating rate basis, the remaining $24 million interest rate swap agreement again qualified as a hedge beginning in August 1997. At each borrowing date from October 1996 to August 1997, a portion of the interest rate swap agreement was marked-to-market with the resulting gains or losses recorded as investment income or loss while the hedge portion is being amortized over the remaining life of the agreement. As a result of expiration and marking the agreements to market, the Company recorded a net investment gain of approximately $510,000 during the year ended December 31, 1997. Concurrent with the payment of all of the Company's floating rate debt from proceeds of the Initial Offering in January 1998, the interest rate swap agreement ceased to qualify as a hedge. As a result of marking-to-market the interest rate swap agreement in January 1998, the Company recorded an additional liability of approximately $23,000.

     The Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided by the Company prior to the Company's IPO and the offering of the Existing Notes. Future tax amounts, if any, will be dependent upon several factors, including but not limited to the Company's results of operations.

RESULTS OF OPERATIONS

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     The Company's total oil and gas revenues for the year ended December 31, 1997 were $72,300,000, representing an increase of $18,381,000 (34%) over revenues of $53,919,000 in 1996. This increase was primarily due to successful drilling activities and the 1996 Acquisition, which accounted for approximately $11,099,000 and $9,214,000 of increased revenue, respectively. The Ballard Acquisition accounted for approximately $3,372,000 of the increase. Gas imbalances accounted for approximately $2,340,000 of the increase, with an average price of $1.56 per Mcf. Approximately 50% of the gas imbalance relates to production in prior periods against which a valuation allowance had been recorded due to uncertainty of ultimate collection. During the year ended December 31, 1997, uncertainties related to these imbalances were substantially reduced and the related valuation allowance reversed. Management does not expect similar effects from gas imbalances in future periods. These increases were partially offset by the $2,152,000 net effect of lower commodity prices. The average oil price per barrel received in 1997 was $17.77 compared to $19.87 in 1996, an 11% decrease, and the average gas price received in 1997 was $2.29 compared to $2.13 in 1996, a 7% increase. The sale of certain properties in April 1997 and December 1996 also partially offset the increased revenues in the amount of $3,607,000.

     Oil and gas production was 4,625 MBOE in 1997 compared to 3,260 MBOE in 1996, a 42% increase. Of the 1,365 MBOE increase, approximately 657 MBOE was due to successful drilling activities and 539 MBOE was due to the properties acquired in the 1996 Acquisition. Gas imbalances accounted for approximately 249 MBOE of the increase. The Ballard Acquisition properties accounted for approximately 219 MBOE of the increase. The sale of certain properties in April 1997 and December 1996 partially offset the increased production volumes.

     Interest and other revenues were $940,000 for the year ended December 31, 1997 compared to $40,000 in 1996, representing an increase of $900,000. Of this increase, $223,000 was related to increased interest income due to increased funds earning interest. Gains on investment transactions of $510,000 were recorded for the year ended December 31, 1997 related to an interest rate swap contract which was marked-to-market. In the year ended December 31, 1996 losses of $195,000 were recognized on certain investment transactions. During 1997, losses of $146,000 related to an oil collar which was marked-to-market. No comparable transactions existed in 1996.

     Other income was $3,261,000 for the year ended December 31, 1997 compared to $1,067,000 for 1996, representing an increase of $2,194,000 (206%). Gains from the sale of certain oil and gas properties increased by approximately $2,118,000. The remainder of the increase was due primarily to a gain of approximately $70,000 recognized on the sale of the Company's interest in a partnership which owned the Independence Plaza Building in Midland, Texas.

     Oil and gas production costs for the year ended December 31, 1997 were $30,029,000 ($6.49 per BOE), compared to $21,774,000 in 1996 ($6.68 per BOE), representing an increase of $8,255,000 (38%), with approximately $4,026,000 of the increase relating to the 1996 Acquisition and $1,583,000 to successful drilling activities. The remainder of the increase was due primarily to increased treating and transportation costs due to increased gas production and, to a lesser extent, the Ballard Acquisition, offset in part by the sale of certain high operating cost properties in April 1997. On a per BOE basis, production costs decreased $0.19 (3%) due to a combination of the sale of certain high operating cost properties in April 1997, the gas imbalance volumes and lower production costs on newly completed wells.

     General and administrative expenses for the year ended December 31, 1997 were $8,407,000, representing an increase of $3,169,000 (66%) from $5,238,000 in
1996. The increase is primarily due to additional personnel and related costs necessary to accommodate the acceleration of the Company's oil and gas activities, the Ballard Acquisition, increased insurance costs and other costs for a full twelve month period related to becoming a public company in October 1996.

     Exploration and abandonment expense increased to $6,588,000 for the year ended December 31, 1997 compared to $2,550,000 in 1996. The Company incurred $2,117,000 of seismic costs for the year ended December 31, 1997, compared to $913,000 in 1996. Dry hole and abandonment costs increased to $3,584,000 in 1997 from $1,524,000 in 1996. The Company incurred $887,000 of other geological and geophysical costs during the year ended December 31, 1997, compared to $113,000 in 1996. The increase in exploration and abandonments expense was primarily related to the Company's increased drilling activities in 1997 compared to a very low level of activity in 1996.

     Depreciation, depletion and amortization expense for the year ended December 31, 1997 was $26,409,000 compared to $12,430,000 for 1996, representing an increase of $13,979,000 (112%). During the 1997 period, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $5.71 per BOE compared to $3.81 per BOE for 1996. Approximately $3,751,000 of this increase was due to successful drilling activities, $3,078,000 related to the 1996 Acquisition and an additional $1,018,000 of the increase was due to the recording of gas imbalances. The remainder of the increase was due primarily to the effect of lower oil and gas prices at December 31, 1997 than those experienced at December 31, 1996.

     Impairment of oil and gas properties for the year ended December 31, 1997 was $28,189,000. No comparable expense was recorded in 1996. This impairment expense was determined under the guidelines of FAS 121 (Impairment of Long-Lived Assets) using estimates of net undiscounted cash flow and estimated present values for the Company's oil and gas reserves based upon the non-escalated prices used in the Company's January 1, 1998 reserve report.

     Interest expense was $12,979,000 for the year ended December 31, 1997, compared to $11,281,000 for the comparable period in 1996. The $1,698,000 (15%) increase was attributable primarily to increased levels of debt offset in part by a decrease in the effective interest rate. The average amounts of applicable interest-bearing debt in 1997 and 1996 were $128,207,000 and $95,671,000, respectively. The effective annualized interest rate in 1997 was 10.1%, as compared to 11.8% in 1996.

     Results of operations for the year ended December 31, 1997 include an extraordinary charge of $219,000 compared to $4,975,000 for the comparable period in 1996. These extraordinary charges related to the early extinguishment of the Company's prior bank credit facilities and consisted of the unamortized balance of previously capitalized debt issuance costs.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     The Company's total oil and gas revenues for the year ended December 31, 1996 were $53,919,000, representing an increase of $32,226,000 (149%) over revenues of $21,693,000 in 1995. This increase was primarily due to the 1996 Acquisition and 1995 Acquisition, which accounted for approximately $12,754,000 and $14,059,000 of the revenue increase, respectively. The remainder of the increase was due to a combination of increased product prices, successful drilling activities and the enhancement of existing production. The average oil price per barrel received in 1996 was $19.87 compared to $15.53 in 1995, a 28% increase, and the average gas price per Mcf received in 1996 was $2.13 compared to $1.45 in 1995, a 47% increase.

     Oil and gas production was 3,260 MBOE in 1996 compared to 1,751 MBOE in 1995, an increase of 86%. Of the 1,509 MBOE increase, approximately 723 MBOE was due to the properties acquired in the 1996 Acquisition and 562 MBOE was due to the properties acquired in the 1995 Acquisition, in each case including enhancements of production after such acquisition. The remainder of the increase was due to a combination of successful drilling activities and the enhancement of existing production.

     Interest and other revenues were $40,000 for the year ended December 31, 1996 compared to $123,000 in 1995, representing a decrease of $83,000, which was primarily comprised of $195,000 in losses on investments held for trading purposes and an increase in interest income of $67,000 in 1996 due to increased funds earning interest. Also in 1996, the Company realized gains of $1,067,000 on various transactions for which no comparable sales were recorded in 1995.

     Oil and gas production costs in 1996 were $21,774,000 ($6.68 per BOE), compared to $10,355,000 in 1995 ($5.91 per BOE), representing an increase of $11,419,000 (110%), due principally to the 1996 Acquisition and to a lesser extent the 1995 Acquisition. On a per BOE basis, production costs increased $0.77 due primarily to higher production costs per BOE for the properties acquired in the 1996 Acquisition.

     General and administrative expenses for the year ended December 31, 1996 were $5,238,000, representing an increase of $1,667,000 (47%) from 1995 of $3,571,000. The increase is primarily due to an increase in personnel and related costs necessary to accommodate the increased activities of the Company due to the 1995 and 1996 Acquisitions. However, as noted above, production volumes increased 86% and, therefore, general and administrative expenses per BOE decreased to $1.61 per BOE for the year ended December 31, 1996 from the $2.04 per BOE in 1995.

     Results of operations for the year ended December 31, 1995 include non-cash compensation expense of $656,000 deemed to have been received by a minority interest owner of the Company who was deemed to have benefitted from the cancellation of an option to purchase an additional interest held by the other minority interest owner.

     Exploration and abandonment expense increased to $2,550,000 in 1996 compared to $1,650,000 in 1995. The Company incurred $913,000 of seismic costs for the year ended December 31, 1996, compared to $790,000 which were incurred in 1995. Dry hole and abandonment costs increased to $1,524,000 in 1996 from $860,000 in 1995.

     Depreciation, depletion and amortization expense for 1996 was $12,430,000 compared to $5,958,000 for 1995, representing an increase of $6,472,000 (109%). During 1996, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $3.81 per BOE compared to $3.40 per BOE for 1995. The increases were due primarily to the 1996 and 1995 Acquisitions.

     Interest expense was $11,281,000 in 1996, compared to $4,591,000 in 1995. The $6,690,000 (146%) increase was attributable primarily to increased levels of debt which the Company used to finance the 1996 Acquisition and amortization of financing costs. The average amounts of applicable interest-bearing debt in 1996 and 1995 were $95,671,000 and $49,972,000, respectively. The effective annualized interest rate in 1996 was 11.8%, as compared to 9.2% in 1995.

     Results of operations for the year ended December 31, 1996 include an extraordinary charge of $4,975,000, net of the related deferred tax benefit of $1,042,000, related to the early extinguishment of the Company's prior bank credit facilities (the "1995 Credit Facility" and the "Bridge Facility"). The 1995 Credit Facility was replaced by the Bridge Facility in June 1996 and the Bridge Facility was paid off with proceeds from the IPO and the sale of the Existing Notes in October 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Net Cash Used in Operating Activities

     For the year ended December 31, 1997, net cash provided by operating activities increased to $25.0 million from $12.4 million for the corresponding period in 1996. Cash provided by operations, before changes in operating assets and liabilities, increased to $16.6 million from $14.7 million for the comparable period in 1996 due primarily to the Ballard Acquisition, the 1996 Acquisition and the increase in results of operations therefrom.

  Net Cash Used in Investing Activities

     Net cash used in investing activities for the year ended December 31, 1997 was $92.6 million. Approximately $41.2 million was used for the Ballard Acquisition, $70.4 million was used for other oil and gas expenditures and $2.3 million was used for other property and equipment. During the year ended December 31, 1997, approximately $21.3 million net cash was provided by sales of oil and gas properties. For the year ended December 31, 1996, net cash used in investing activities was $64.1 million. Approximately $38.7 million was used for the 1996 Acquisition, $28.3 million for additional acquisition of producing oil and gas properties and exploration and development activities and $3.0 million primarily for other property and equipment. During that period, approximately $6.3 million net cash was provided by sales of oil and gas properties.

  Financing Activities

     For the year ended December 31, 1997, the Company incurred $87.3 million of debt, of which approximately $33.5 million was used to repay certain prior bank debt, $41.2 million was used for the Ballard Acquisition and the remainder was used in connection with its exploration and development activities. In addition, the Company used approximately $3.8 million for the purchase of 330,500 shares of its common stock. The Company entered into a $125.0 million senior credit agreement in June 1996, which was fully funded prior to the Company's IPO in October 1996. Approximately $74.5 million was used for the extension and refinancing of prior debt, $38.7 million was used for the 1996 Acquisition and approximately $11.8 million was used for general corporate purposes. In October 1996, this senior credit facility was paid with the proceeds from the IPO and the offering of the Existing Notes, and the Company entered into a new $50.0 million credit agreement. Approximately $19.9 million was outstanding under this senior credit facility prior to its refinancing in August 1997.

     The Company replaced the above described senior credit facility with the Revolving Credit Facility in August 1997. Approximately $19.9 million was used for the extension and refinancing of the prior senior credit facility and $11.2 million was used as a portion of the purchase price in the Ballard Acquisition. The Revolving Credit Facility provides for a maximum availability of $75.0 million, with an initial borrowing base of $50.0 million. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at a floating rate which is at or above the lender's prime rate or above the applicable Eurodollar rate, depending on the percentage of committed funds which have been borrowed. Interest is payable quarterly as to base rate loans, and at the end of the applicable interest period as to Eurodollar rate loans. The borrowing base of the Revolving Credit Facility is automatically reduced by 5% each quarter beginning in August 1999, and payments of principal are required in each such quarter in which the outstanding principal balance is greater than the reduced borrowing base. The remaining balance is payable on August 31, 2002, the maturity date of the Revolving Credit Facility. In connection with the sale of certain oil and gas properties on December 31, 1997 for proceeds of $16.2 million, the borrowing base was reduced to $36.5 million, $33.0 of which was borrowed at December 31, 1997.

     Contemporaneous with entering into the Revolving Credit Facility, the Company also entered into a credit facility (the "Acquisition Credit Facility") to provide the remaining financing for the Ballard Acquisition. The Acquisition Credit Facility was a term loan in the amount of $30.0 million which was repaid in full with certain of the proceeds from the sale of the Private Notes in the Initial Offering. The net proceeds of the Initial Offering were approximately $78.8 million. The Company used $30.0 million to repay the Acquisition Credit Facility and $32.5 million to repay all but $0.5 million of the Revolving Credit Facility. In mid-January 1998, approximately $10.0 million of the remaining proceeds were used to fund the Manti Acquisition.

  Capital Resources

     Funding for the Company's business activities has historically been provided by bank financings, cash flow from operations, equity sales, property divestitures and joint ventures with industry participants. The 1995 Acquisition, 1996 Acquisition and Ballard Acquisition were substantially funded by bank financings. The Company plans to execute its business strategy with cash flow from operations, net proceeds from the Initial Offering and borrowings available under the Revolving Credit Facility.

     While the Company regularly engages in discussions relating to potential acquisitions, the Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the acquisition of undeveloped acreage and various mineral interests in its normal course of business. Any future acquisition may require additional financing and will be dependent upon financing arrangements available at the time.

     The Company believes that the increased availability under the Revolving Credit Facility resulting from the application of net proceeds of the Initial Offering, the remaining net proceeds from the Initial Offering and cash flow from operations will be sufficient for its budgeted 1998 capital expenditures. However, because the Company's ultimate 1998 capital expenditures, future cash flows and the availability of financing are subject to a number of variables, there can be no assurance that the Company's capital resources will be sufficient to maintain its capital expenditures. In addition, if the Company is unable to generate sufficient cash flow from operations to service its debt, it may be required to refinance all or a portion of its debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

     Although certain of the Company's costs and expenses may be affected by inflation, inflationary costs have not had a significant effect on the Company's results of operations.

     Since December 31, 1997 oil and gas prices have continued to deteriorate. The Company estimates that its cash flow would be reduced by $1.9 million and $2.1 million for each $1 per barrel reduction in the price of oil and for each $0.10 per Mcf reduction in the price of gas, respectively.

  Capital Expenditures

     The Company originally announced a 1998 capital budget of approximately $70.0 million of which approximately $22.0 million was budgeted for the acquisition of undeveloped acreage, seismic and exploitation activities. Given the current low level of oil prices and its extensive undeveloped acreage and seismic inventory, the Company has elected to temporarily defer non-drilling activities pending an improvement in oil prices. In addition, the Company intends to concentrate its drilling activities on gas prospects. Since a significant portion of the Company's 1998 capital budget is discretionary, the Company is able to increase or decrease its level of activity as product prices warrant.

  Recent Accounting Pronouncements

     Information Systems for the Year 2000 -- The Company will be required to modify its information systems in order to accurately process data referencing the year 2000. Because of the importance of occurrence dates in the oil and gas industry, the consequences of not pursuing these modifications could be very significant to the Company's ability to manage and report operating activities. The Company's third-party software vendor for its integrated oil and gas information system is currently modifying the system to accurately handle the Year 2000 issue. All necessary programming modifications are scheduled to be completed by December 31, 1998. From a cost viewpoint, these modifications will be part of the routine updates the Company receives from its third-party software vendor as part of its systems support contract already in place. Thus, the Company believes it will not incur any marginal costs with respect to the Year 2000 issue.

     Reporting Comprehensive Income -- In June 1997, the FASB issued Statement of Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Specifically, FAS 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that it will adopt the provisions of FAS 130 in its year ended December 31, 1998 consolidated financial statements.

     Comprehensive income consists of the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Specifically, this includes net income and other comprehensive income, which is made up of certain changes in assets and liabilities that are not reported in a statement of operations but are included in the balances within a separate document of equity in a statement of financial position. Such changes include, but are not limited to, unrealized gains for marketable securities and future contracts, foreign translation adjustments and minimum pension liability adjustments.

     Segment Reporting -- In June 1997, the FASB issued Statement of Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") which establishes standards for public business enterprises for reporting information about operating segments in annual financial statements and requires that such enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. FAS 131 is effective for financial statements for periods beginning after December 15, 1997.

     The Company operates in the on product line of oil and gas production in limited geographic areas. This information and information about major customers historically has been disclosed in the Company's annual financial statements. The Company plans to implement FAS 131 in its year ended December 31, 1998 financial statements.

                            BUSINESS AND PROPERTIES

THE COMPANY

     Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the South/East Texas region, the Rocky Mountain region and the Permian Basin area of Texas and New Mexico. The Company's strategy focuses on utilizing current and developing technological advancements to increase reserves through a targeted exploration program, strategic property acquisitions and development of existing properties. In addition, the Company owns an interest in an entity which has a concession for the development of mineral interests in the Republic of Moldova, in eastern Europe.

     The Company began operating in 1988 and conducted the IPO in October 1996. As of January 1, 1998, the Company had total estimated net proved reserves of
15.0 Mmbbls of oil and 148.6 Bcf of gas, aggregating 39.7 MMBOE, with a PV-10 Value of approximately $196.7 million. The Company also has a substantial acreage position consisting of 953,268 gross (713,107 net) acres at December 31, 1997, 665,734 gross (607,703 net) of which are undeveloped. The Company has identified in excess of 600 drilling locations, of which 147 are included in its proved reserves at January 1, 1998.

     The Company began active efforts to acquire and develop oil and gas properties in 1993 and, from January 1, 1993 to December 31, 1997, closed eight acquisitions for an aggregate purchase price of approximately $138 million. The Company has not participated in the auction process, but rather has made acquisitions through negotiated transactions. The three most significant acquisitions have been:

     - The Ballard Acquisition of 6.0 MMBOE of proved reserves (at July 1,
       1997), extensive undeveloped acreage and seismic data from Ballard in August 1997 for approximately $41.2 million, strengthening the Company's position in the Rocky Mountain region.

     - The 1996 Acquisition of 10.6 MMBOE of proved reserves and undeveloped acreage located in the Permian Basin and the South/East Texas region in June 1996 for approximately $38.7 million.

     - The 1995 Acquisition of 14.4 MMBOE of proved reserves and undeveloped acreage in the Permian Basin, South/East Texas and Rocky Mountain regions in June 1995 for approximately $46.6 million.

     Costilla has in-house exploration expertise which uses 3-D seismic technology as a primary tool to identify drilling opportunities. Since the IPO, the Company has made 13 new exploratory discoveries utilizing 3-D technology, which have added proved reserves of 7.4 MMBOE at January 1, 1998. The Company experienced an approximately 60% success rate in its 1997 exploratory drilling activities, and an overall success rate of approximately 83% in its 1997 drilling activities.

     Through its acquisition, development and exploration activities, the Company has grown substantially over the last four years, as measured by reserves, production and cash flow.

     - Estimated proved reserves have increased from 6.0 MMBOE at January 1, 1994 to 39.7 MMBOE at January 1, 1998, representing a compound annual growth rate of 60%.

     - PV-10 Values have increased from $26.4 million at January 1, 1994 to $196.7 million at January 1, 1998, representing a compound annual growth rate of 65%.

     - The Company has increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 12,671 BOE for the year ended December 31, 1997, representing a compound annual growth rate of 98%.

     - Adjusted EBITDA has increased from $1.8 million for the year ended December 31, 1993 to approximately $40.0 million for the year ended December 31, 1997 (pro forma for the Ballard Acquisition), which represents a compound annual growth rate of 117%.

     - The Company's reserve growth has been achieved at an average all-in finding cost of $4.32 per BOE for the period from January 1, 1993 to January 1, 1998.

COMPANY STRENGTHS

     The Company believes that its recent growth is primarily attributable to the following factors:

     - Successful Drilling Program. Employing its strategy of growth through the drillbit, the Company has substantially increased its reserves and production since 1993. From December 31, 1992 through December 31, 1997, the Company replaced approximately 189% of its total production through extensions and discoveries alone. By focusing drilling efforts on reservoirs that have responded favorably to the application of advanced drilling and completion techniques, management believes that the Company can continue to increase its reserves and production by integrating the Company's technical expertise with its large inventory of undeveloped leasehold acreage.

     - Significant Leasehold Positions. Through aggressive acreage acquisition in its existing and new project areas, the Company seeks to establish a significant leasehold position in each of its project areas. As a result, the Company had approximately one million gross acres under lease at December 31, 1997, which included in excess of 600 drilling locations at December 31, 1997.

     - Technological Leadership. The Company has developed significant expertise in the application of 3-D seismic evaluation. The Company believes that its expertise in employing this technology is an important factor in supporting its recent growth and drilling success rate.

     - Diversified Property Base. The Company holds a portfolio of oil and gas properties located in the South/East Texas region, the Rocky Mountain region and the Permian Basin. The Company believes that by conducting its activities in distinct geographic regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest represents an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.

     - Significant Operating Control. At January 1, 1998, the Company operated approximately 76% of its properties as measured by PV-10 Value. This level of operating control benefits the Company in numerous ways by enabling the Company to (i) control the timing and nature of capital expenditures, (ii) identify and implement cost control programs and (iii) respond quickly to operational problems.

BUSINESS STRATEGY

     The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations by utilizing a three-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with strategic property acquisitions and focused development drilling. The Company's management and technical staff have significant oil and natural gas experience in the areas of drilling and completions, production operations, acquisitions and divestitures and reservoir engineering. Most members of the Company's technical staff, having spent substantial portions of their careers specializing in the Company's core operating regions, have in-depth knowledge of these regions. The Company seeks to reduce its operating and commodity risks by holding a geographically diverse portfolio of properties, the reserves attributable to which are approximately 62% natural gas and 38% oil at January 1, 1998. The elements of the Company's strategy may be further described as follows:

     - Exploration Efforts. The Company has a staff of experienced geophysicists and geologists who perform extensive analysis of the Company's exploration prospects to carefully focus its 3-D seismic surveys and identify potential drilling locations. This focus allows the Company to direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions, where it can utilize the technical expertise and experience of its staff to identify exploration prospects which may have been previously overlooked.

     - Strategic Property Acquisitions. The Company seeks to acquire producing properties where it has identified opportunities to increase production and reserves through both development and exploration activities. The Company has increased the value of the properties it has acquired by using its expertise and experience with current and advancing seismic, drilling and production technology to aggressively manage its operations of existing proved properties and successfully identify and develop previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

     - Development of Existing Properties. The Company is actively pursuing development of its existing properties.

     - Control of Operations. The Company prefers to operate and own the majority working interest in its properties. This gives the Company greater control over future development, drilling, completion and lifting costs and the marketing of production. At January 1, 1998, the Company operated wells constituting approximately 76% of its total PV-10 Value.

RECENT DEVELOPMENTS

     The Company has had a number of recent significant developments with respect to acquisitions, exploration successes and cost reduction efforts through asset sales.

  Acquisitions

     In keeping with its strategy to acquire properties with substantial exploration potential, the Company consummated one significant acquisition in 1997 and an additional acquisition in January 1998. While both transactions have proved reserves and current production, there are also significant acreage positions and exploration prospects included in each acquisition.

     Ballard Acquisition. In August 1997, the Company closed the Ballard Acquisition for approximately $41.2 million. The oil and gas properties acquired are located primarily in the Rocky Mountain region and had, as of July 1, 1997, approximately 6.0 MMBOE of proved reserves and 212,085 net undeveloped acres. The Company also acquired the rights to 150 square miles of 3-D seismic data and 42,000 miles of 2-D seismic data. The Company and Ballard have entered into an Acquisition and Exploration Agreement that establishes an area of mutual interest in the Rocky Mountain region in which the parties will jointly own, acquire, explore and develop properties.

     Manti Acquisition. The Manti Acquisition was closed in January 1998 and the Company acquired producing properties and associated acreage located in South Texas in close proximity to an exploration area the Company has been developing. The Manti Acquisition included approximately 1.3 MMBOE of proved reserves as of January 1, 1998, approximately 30 square miles of 3-D seismic data, and 16,202 gross and net undeveloped acres. The purchase price was $10.5 million.

  Exploration

     S.W. Speaks Field, Lavaca County, Texas. The Company has drilled and completed its initial exploratory well, the Migl-Mitchel #1 to a total depth of 14,950 feet. This well is located within the Company's 46 square mile 3-D seismic survey and encountered two sand zones which totaled 190 feet of productive expanded Wilcox sandstone. The well was completed from the lower of the two sands in December 1997. Testing of the well indicated an open flow potential of 116 Mmcf of gas per day. Gas sales commenced on January 20, 1998 and through March 24, 1998 this well has produced a total of 360 Mmcf of gas. As of March 15, 1998, completion operations are underway on the second well, which was drilled to a total depth of 15,847 feet. This second well has penetrated three productive Wilcox sand zones totaling 274 feet. The Company has a 100% working interest in both wells, and owns 11,131 gross acres in this field with a 57.7% average working interest. The Company is planning to drill four additional wells in this field during 1998.

     Hopewell Project, Harrison and Panola Counties, Texas. The Company has acquired 6,060 gross acres in a contiguous block on this project with a 100% working interest. The project straddles two major producing structures in the state line area of Texas and Louisiana. The Company's acreage position has existing production from various formations and is undeveloped in comparison to offsetting leases. The Company has identified 100 drilling locations of which 25 have been classified as containing proved undeveloped reserves at January 1, 1998. The Company has drilled and dually completed the initial well from the Cotton Valley and Travis Peak sands, for combined production of approximately 3,000 Mcf of gas per day as of April 15, 1998. The Company plans to drill eight wells on the Hopewell project during 1998.

     Scott and Hopper Field, Brooks County, Texas. The Company has drilled and completed the Scott and Hopper GU 1-5 well from the shallow Vicksburg formation at an initial rate of approximately 2,000 Mcf of gas per day. The well is located on the producing acreage acquired in the Manti Acquisition. The Company owns a 3-D survey of the acreage and has identified 10 additional drilling locations. The Company owns 15,882 gross acres in the field with a 100% working interest. The Company has plans to drill at least five wells in the Scott and Hopper field during 1998.

     Edwards-McElroy Ranch Prospect, Ector and Crane Counties, Texas. At December 31, 1997, the Company had successfully completed a total of 26 wells on the 80 square miles of 3-D seismic data. These wells have resulted in five new discoveries in four formations. The Company has identified in excess of 50 drilling locations on the 11,970 gross and net acres on this prospect. The Company is planning to drill three wells in this project during 1998.

  Divestitures

     The Company continuously evaluates its properties to identify opportunities to divest properties which are marginally economic, have high per-unit costs or have limited potential. From January 1, 1997 through December 31, 1997, the Company sold 6.6 MMBOE of what it considered high operating cost reserves.

     Concho Sale. The Concho Sale was consummated in December 1997 for a total consideration of $16.2 million. The properties included in the sale had assigned proved reserves of 4.9 MMBOE as of December 31, 1997, consisted of approximately 1,600 gross wells, approximately 90% of which were non-operated, included high operating cost properties and did not fit the Company's overall business strategy.

     Gulf Production Sale. The Gulf Production Sale was consummated in January 1998 for a total consideration of $2.5 million. The Company sold its interest in approximately 190 gross wells in Oklahoma which did not fit its business strategy. The properties had assigned proved reserves at January 1, 1998 of 0.7 MMBOE, and approximately 75% of the wells were non-operated.

PRINCIPAL PROPERTIES

     The following table sets forth certain information as of January 1, 1998 which relates to the principal oil and gas properties owned by the Company.

                                                        PROVED RESERVES
                                    -------------------------------------------------------
                                                                   TOTAL OIL     PERCENT OF
                                    GROSS      OIL        GAS      EQUIVALENT    TOTAL OIL
                                    WELLS    (Mbbls)    (Mmcf)       (MBOE)      EQUIVALENT
                                    -----    -------    -------    ----------    ----------
REGION
  South/East Texas...............     559     2,034      87,699      16,651          41.9%
  Rocky Mountain.................     625     6,390      26,975      10,886          27.4
  Permian Basin..................     608     5,818      28,387      10,549          26.6
  Other -- Domestic..............     247       315       4,258       1,024           2.6
  Foreign -- Moldova.............      26       395       1,318         615           1.5
                                    -----    ------     -------      ------        ------
          Total..................   2,065    14,952     148,637      39,725        100.00%
                                    =====    ======     =======      ======        ======

     SOUTH/EAST TEXAS. At January 1, 1998, 41.9% of the Company's proved reserves were concentrated in the South/East Texas region, on shore.

     S.W. Speaks Field, Lavaca County, Texas. The Company has drilled and completed its initial exploratory well, the Migl-Mitchel #1 to a total depth of 14,950 feet. This well is located within the Company's 46 square mile 3-D seismic survey and encountered two sand zones which totaled 190 feet of productive expanded Wilcox sandstone. The well was completed from the lower of the two sands in December 1997. Testing of the well indicated an open flow potential of 116 Mmcf of gas per day. Gas sales commenced on January 20, 1998 and through March 24, 1998 this well has produced a total of 360 Mmcf of gas. As of March 15, 1998, completion operations are underway on the second well, which was drilled to a total depth of 15,847 feet. This second well has penetrated three productive Wilcox sand zones totaling 274 feet. The Company has a 100% working interest in both wells, and owns 11,131 gross acres in this field with a 57.7% average working interest. The Company is planning to drill four additional wells in this field during 1998.

     Scott and Hopper Field, Brooks County, Texas. The Company has drilled and completed the Scott and Hopper GU 1-5 well from the shallow Vicksburg formation at an initial rate of approximately 2,000 Mcf of gas per day. The well is located on the producing acreage acquired in the Manti Acquisition. The Company owns a 3-D survey of the acreage and has identified 10 additional drilling locations. The Company owns 15,882 gross acres in the field with a 100% working interest. The Company has plans to drill at least five wells in the Scott and Hopper field during 1998.

     Hopewell Project, Harrison and Panola Counties, Texas. The Company has acquired 6,060 gross acres in a contiguous block on this project with a 100% working interest. The project straddles two major producing structures in the state line area of Texas and Louisiana. The Company's acreage position has existing production from various formations and is undeveloped in comparison to offsetting leases. The Company has identified 100 drilling locations of which 25 have been classified as containing proved undeveloped reserves at January 1, 1998. The Company has drilled and dually completed the initial well from the Cotton Valley and Travis Peak sands, for combined production of approximately 3,000 Mcf of gas per day as of April 15, 1998. The Company plans to drill eight wells on the Hopewell project during 1998.

     Sealy Field, Austin County, Texas. The Sealy Field is a highly faulted area which is further complicated by salt domes and is ideally suited to 3-D seismic exploration. The Company has completed the acquisition and processing of a 50 square mile 3-D survey and is currently engaged in interpretation of the resulting data. The Company owns 19,048 gross acres in the Sealy Field with 100% working interest. The Company expects to start drilling operations by the fourth quarter of 1998.

     Cotton Valley, Limestone and Freestone Counties, Texas. The Company owns a non-operated interest in the previously announced McMahon #4 well, a Cotton Valley reef discovery which has been completed. Gas sales commenced on March 6, 1998, and through April 14, 1998, the well had produced approximately 304 Mmcf of gas. The Cotton Valley sandstone is encountered above the Cotton Valley reef. The Company has gained significant experience in utilizing new hydraulic factoring techniques resulting in the completion of wells in the Cotton Valley sandstone that might otherwise be considered non-commercial. The Company owns 2,984 gross acres in this area. The Company plans to drill two Cotton Valley sandstone wells in 1998.

     ROCKY MOUNTAINS. At January 1, 1998, 27.4% of the Company's proved reserves were concentrated in the Rocky Mountain region, which includes Montana, North Dakota, Wyoming, Colorado and Utah. The Company significantly increased both its reserves and undeveloped acres in the Rocky Mountains as a result of the Ballard Acquisition.

     O'Brien Springs Anticline Prospect, Carbon County, Wyoming. The Company has acquired a 35 square mile 3-D seismic survey over the O'Brien Springs Anticline. This 12 mile long structurally complex trend is expected to yield several undrilled closures. The Company is encouraged by preliminary interpretation of the data. Prospective horizons include the Tensleep, Nugget, Dakota and Frontier sands at depths of up to 7,000 feet. The Company has 19,181 gross acres on this prospect and an approximate 30% average working interest. The Company plans to drill an initial test during 1998.

     Island Butte Field, Montezuma County, Colorado. The Company owns 7,044 gross (4,050 net) acres in this field with a 57.5% average working interest. The Company plans to drill two horizontal wells and two exploratory wells in the field during 1998.

     PERMIAN BASIN. At January 1, 1998, 26.6% of the Company's proved reserves were concentrated in the Permian Basin, an approximately 70-county region in West Texas and Southeast New Mexico.

     Edwards-McElroy Ranch, Ector and Crane Counties, Texas. At December 31, 1997, the Company had successfully completed a total of 26 wells on the 80 square miles of 3-D seismic data. These wells have resulted in five new discoveries in four formations. Costilla Energy has identified in excess of 50 drilling locations on the Company's 11,970 gross and net acres on this prospect. The Company is planning to drill three wells in this project during 1998.

MARKETING ARRANGEMENTS

     The Company sells the majority of its crude oil production based on the posted price, plus market averages, in each area in which its crude oil is produced. The majority of the Company's gas production is sold at spot market prices. The term "spot market" is used herein to refer to contracts with terms of six months or less or contracts which call for a redetermination of sales prices every six months or earlier. The Company does not believe that the loss of any of its principal oil or gas purchasers would have a material adverse effect on it.

OIL AND GAS RESERVES

     The Company's estimated total proved reserves of oil and gas as of January 1, 1998, 1997 and 1996 were as follows:

                                                 AS OF JANUARY 1,
                           -------------------------------------------------------------
                                  1998                  1997                 1996
                           ------------------    ------------------    -----------------
                             OIL        GAS        OIL        GAS        OIL       GAS
                           (Mbbls)    (Mmcf)     (Mbbls)    (Mmcf)     (Mbbls)    (Mmcf)
                           -------    -------    -------    -------    -------    ------
Proved developed
  producing.............   10,366      63,170    13,894      82,861     8,338     50,542
Proved developed
  non-producing.........      280      21,747       124       7,162       228      6,851
Proved undeveloped......    4,306      63,720     2,982      30,249     2,222     20,759
                           ------     -------    ------     -------    ------     ------
          Total
            proved......   14,952     148,637    17,000     120,272    10,788     78,152
                           ======     =======    ======     =======    ======     ======

     If the Manti Acquisition and the Gulf Production Sale (both of which were consummated in January 1998) were included the January 1, 1998 estimates, the total proved reserves would have been:

                                                                  AS ADJUSTED
                                                             AS OF JANUARY 1, 1998
                                                          ----------------------------
                                                            OIL        GAS
                                                          (Mbbls)    (Mmcf)      MBOE
                                                          -------    -------    ------
Proved developed producing.............................   10,300      62,216    20,669
Proved developed non-producing.........................      312      24,018     4,315
Proved undeveloped.....................................    4,352      65,753    15,311
                                                          ------     -------    ------
          Total proved.................................   14,964     151,987    40,295
                                                          ======     =======    ======

     The following table sets forth the future net cash flows from the Company's estimated proved reserves:

                                                          AS OF JANUARY 1,
                                            --------------------------------------------
                                                                             AS ADJUSTED
                                              1998       1997       1996       1998(1)
                                            --------   --------   --------   -----------
                                                           (IN THOUSANDS)
Future net cash flows before income
  taxes...................................  $305,387   $538,343   $188,337    $313,145
Future net cash flows before income taxes,
  discounted at 10%.......................  $196,678   $311,803   $113,296    $202,452

---------------

(1) Gives effect to the Manti Acquisition and the Gulf Production Sale as if both transactions had occurred on January 1, 1998.

     The reserve estimates reflected above for January 1, 1996 were prepared by the Company. The estimates for January 1, 1997, were prepared by Williamson. The United States estimates for January 1, 1998 were prepared by the Company of which approximately 72% of which were reviewed by Williamson. Oil and gas prices used to determine proved reserves and the present value of estimated future net cash flow for domestic properties were $24.17 and $3.96, respectively, at January 1, 1997, and $15.29 and $2.20, respectively, at January 1, 1998. Reserve estimates attributable to Moldova were prepared by W. Scott Epley, P.E.

     The reserves data set forth herein present estimates only. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operation costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. The Company therefore emphasizes that the actual production, revenues, severance and excise taxes, development and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

     In accordance with applicable requirements of the Commission, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

     While the Company's oil and gas reserves are attributable to in excess of 2,000 proved and proved undeveloped wells and locations, 15% of the Company's total proved reserves at January 1, 1998 were attributable to two wells in the Southwest Speaks Field in Lavaca County, Texas. Both wells were completed in the first quarter of 1998. Estimates of proved undeveloped reserves, as well as estimates made early in the productive life of wells, may be less reliable than reserve estimates attributable to wells which have a longer production history. Any downward revision of the reserve estimates attributable to the Southwest Speaks Field, or any interference in production from such Field, could have a material adverse affect on the Company's future cash flows and financial results.

EXPLORATION AND DEVELOPMENT ACTIVITIES

     The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated. At December 31, 1997, the Company was in the process of drilling 7 gross (2.64 net) wells and was in the process of completing 1 gross (1 net) well as a producer which are not reflected in the following table.

The Company also drilled, or participated in the drilling of, 11 gross (3.89 net) service wells utilized as salt water disposal or water injection wells which are not reflected in the following table.

                                              1997              1996              1995
                                          -------------     -------------     ------------
                                          GROSS    NET      GROSS    NET      GROSS   NET
                                          -----   -----     -----   -----     -----   ----
Exploratory:
  Productive............................    15     8.38      13      8.88      10     4.58
  Dry...................................    10     5.81       2      2.00       6     2.57
                                           ---    -----      --     -----      --     ----
          Total.........................    25    14.19      15     10.88      16     7.15
                                           ===    =====      ==     =====      ==     ====
Development:
  Productive............................    86    58.72      16      9.93       1     0.44
  Dry...................................    11     8.54       5      3.20      --       --
                                           ---    -----      --     -----      --     ----
          Total.........................    97    67.26      21     13.13       1     0.44
                                           ===    =====      ==     =====      ==     ====
Total:
  Productive............................   101    67.11      29     18.81      11     5.02
  Dry...................................    21    14.35       7      5.20       6     2.57
                                           ---    -----      --     -----      --     ----
          Total.........................   122    81.46      36     24.01      17     7.59
                                           ===    =====      ==     =====      ==     ====

     The Company does not own any drilling rigs and all of its drilling activities are conducted by independent contractors under standard drilling contracts.

PRODUCTIVE WELL SUMMARY

     The following table sets forth the Company's gross and net interest in productive oil and gas wells as of December 31, 1997. Productive wells are producing wells and wells capable of production.

                                                              GROSS    NET
                                                              -----    ---
Oil wells...................................................  1,348    677
Gas wells...................................................    623    205
                                                              -----    ---
          Total.............................................  1,971    882
                                                              =====    ===

ACREAGE

     The following table sets forth certain information regarding the Company's developed and undeveloped leasehold acreage as of December 31, 1997, and does not include adjustments for the Manti Acquisition. Acreage in which the Company's interest is limited to royalty, overriding royalty, mineral and similar interests is excluded.

                               DEVELOPED            UNDEVELOPED              TOTAL
                           -----------------     -----------------     -----------------
REGION                      GROSS      NET        GROSS      NET        GROSS      NET
------                     -------   -------     -------   -------     -------   -------
Permian Basin............   74,012    35,626      80,535    62,377     154,547    98,003
South/East...............  140,935    46,700      77,412    63,388     218,347   110,088
Rocky Mountain...........   56,491    20,503     484,373   458,629     540,864   479,132
Other....................   16,096     2,575      23,414    23,309      39,510    25,884
                           -------   -------     -------   -------     -------   -------
          Total..........  287,534   105,404     665,734   607,703     953,268   713,107
                           =======   =======     =======   =======     =======   =======

OTHER ACTIVITIES

     In July 1995, the Republic of Moldova (located in Eastern Europe between Romania and the Ukraine) granted a Concession Agreement to Resource Development Company Limited, L.L.C. ("Redeco"), an entity not then affiliated with the Company. The Company paid Redeco $90,000 and bore the first $2.0 million of concession expenses in return for a 50.0% interest in Redeco. The Company and the other member of Redeco are each responsible for bearing 50.0% of future expenses. The Concession Agreement covers the entire country (representing approximately 8.0 million acres) with respect to oil and gas and other minerals, and continues for various time periods depending on the nature of the activity conducted. During 1997, Redeco drilled four successful gas wells in southern Moldova which led to the first sales of Moldovan-produced natural gas. Assuming satisfactory third party financing is arranged, thirty-five additional wells are planned for 1998 following completion of a 15 mile pipeline constructed by Redeco which will allow sales of produced gas into the Moldovan gas distribution system. Redeco has also completed a 25 mile 2-D seismic survey.

COMPETITION AND MARKETS

     Competition in all areas of the Company's operations is intense. Major and independent oil and gas companies and oil and gas syndicates actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. A number of the Company's competitors have financial resources and acquisition, exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies. Many of the Company's competitors have been engaged in the energy business for a much longer time than the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

     The market for oil, gas and natural gas liquids produced by the Company depends on factors beyond its control, including domestic and foreign political conditions, the overall level of supply of and demand for oil, gas and natural gas liquids, the price of imports of oil and gas, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities and overall economic conditions. The oil and gas industry as a whole also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

REGULATION

     The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation services, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. It is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

     Sales of oil and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and natural liquids by pipeline, although the most recent adjustment generally decreased rates. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

ENVIRONMENTAL MATTERS

     Operations of the Company are subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production, restrict or prohibit drilling activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Company's operations. Such laws and regulations may substantially increase the cost of exploring for, developing or producing oil and gas and may prevent or delay the commencement or continuation of a given project. In the opinion of the Company's management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the cost of compliance with such laws and regulations has not been material and is not expected to be material during the next fiscal year. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas production wastes as "hazardous wastes," which reclassification would make exploration and production wastes subject to much more stringent handling, disposal and clean-up requirements. State initiatives to further regulate the disposal of oil and gas wastes and naturally occurring radioactive materials could have a similar impact on the Company.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

EMPLOYEES

     At December 31, 1997, the Company had 138 full-time employees, the majority of whom hold options under the Company's stock option plan. None of the Company's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good. In addition to its employees, Costilla utilizes 10 consultants, and through its arrangements with Ballard, has access to the approximately 30 employees of Ballard for oil and gas activities within the Rocky Mountain region area of mutual interest.

LEGAL PROCEEDINGS

     The Company is a defendant or codefendant in minor lawsuits that have arisen in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect any of these to have a material adverse effect on the Company's consolidated financial condition or results of operations.

TITLE TO PROPERTIES

     The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the oil and gas industry, the Company performs a minimal title investigation before acquiring undeveloped properties. A title opinion is obtained prior to the commencement of drilling operations on such properties. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Substantially all of the Company's oil and gas properties are mortgaged to secure borrowings under the Revolving Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Description of Revolving Credit Facility."

OPERATIONAL HAZARDS AND INSURANCE

     The Company's operations are subject to the hazards and risks inherent in drilling, production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. See "Risk Factors -- Drilling Risks" and "Risk
Factors -- Operating Hazards and Uninsured Risks."

     The Company maintains insurance of various types to cover its operations. The limits provided under its liability policies total $21.0 million. In addition, the Company maintains operator's extra expense coverage which provides for care, custody and control of all material wells drilled by the Company as operator. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The Company's general policy is to only engage drilling contractors who provide substantial insurance coverage and name the Company as an additional named insured. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations. Moreover, no assurances can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

                                   MANAGEMENT

     The executive officers and directors of the Company are listed below, together with a description of their experience and certain other information (ages provided are as of December 31, 1997). Executive officers are appointed by the Board of Directors.

                                             EMPLOYED
                                      AGE     SINCE             POSITION WITH COMPANY
                                      ---    --------           ---------------------
Cadell S. Liedtke...................  42       1988      Chairman of the Board and Director
Michael J. Grella...................  49       1988      President, Chief Executive Officer
                                                         and Director
Henry G. Musselman..................  44       1992      Executive Vice President, Chief
                                                           Operating Officer and Director
W.D. Kennedy........................  77        N/A      Director
Jerry J. Langdon....................  44        N/A      Director
Samuel J. Atkins, III...............  52        N/A      Director
Bobby W. Page.......................  55       1996      Senior Vice President, Treasurer,
                                                         Chief Financial Officer and
                                                           Secretary
Clifford N. Hair, Jr................  49       1992      Senior Vice President -- Land
Roger A. Freidline..................  47       1993      Senior Vice President -- Exploration
                                                           (Geophysics)
Sal J. Pagano.......................  46       1995      Senior Vice President -- Engineering
                                                         and Operations
Keith Atwood........................  43       1992      Senior Vice President -- Field
                                                           Operations
Celia A. Zinn.......................  49       1996      Controller
Roger J. Wetz.......................  48       1992      Vice President -- Exploration
                                                         (Geology)
Brian K. Miller.....................  38       1992      Vice President -- Reservoir
                                                         Engineering

     CADELL S. LIEDTKE is Chairman of the Board and a Director of the Company, having served in such capacities since the inception of the Company in July 1996. Prior to April 15, 1997, Mr. Liedtke also served as Chief Executive Officer of the Company. He is a member of the Audit Committee of the Board of Directors. Mr. Liedtke entered the oil and gas business in Midland, Texas in 1977 as an independent landman generating oil and gas prospects in the Permian Basin. He founded the Company's predecessor with Michael J. Grella in 1988 and served as Managing Partner and/or Chief Executive Officer until April 1997. Mr. Liedtke serves on the Liberal Arts Committee at the University of Texas at Austin, the Board of Directors of Texas Commerce Bank-Permian Basin and the Board of Directors of the Permian Basin Petroleum Association, and has been appointed by Texas Governor George W. Bush to the Oil and Gas Compact Commission. Mr. Liedtke is a member of the All-American Wildcatters, the Permian Basin Landman's Association and the Independent Producer's Association of America.

     MICHAEL J. GRELLA is President, Chief Executive Officer and a Director of the Company. He has served as President and as Director since the inception of the Company in July 1996 and as Chief Executive Officer since April 15, 1997. Mr. Grella also served as Chief Operating Officer of the Company and its predecessor entities from 1988 until April 15, 1997. He has invested in the oil and gas business since 1982. Mr. Grella is a member of the Permian Basin Petroleum Association, the Independent Producer's Association of America, the Texas Independent Producers and Royalty Owners Association and the Permian Basin Landman's Association.

     HENRY G. MUSSELMAN is Executive Vice President, Chief Operating Officer and a Director of the Company, having served as Executive Vice President and a Director since the inception of the Company in July 1996 and as Chief Operating Officer since April 15, 1997. Mr. Musselman began his oil and gas career in 1975 with Musselman Petroleum and Land Company where he served as Vice President and a Director until forming Musselman, Owen & King in 1982. For the 10 years prior to merging his company into Costilla's predecessor in 1992, Mr. Musselman developed and acquired oil and gas properties throughout the Permian Basin. Mr. Musselman is a member and former director of the Independent Producer's Association of America.

     W.D. KENNEDY is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Kennedy has served as a Director since July 1996. He has been continually involved in the oil and gas business since 1948. From 1953 until 1980, Mr. Kennedy was an executive officer and director of C&K Petroleum, Inc., and its predecessor. C&K Petroleum, Inc. was a publicly held corporation from 1971 until 1980. Mr. Kennedy remains an active investor in the oil and gas business. Mr. Kennedy is a member of the All-American Wildcatters, a past president of the Permian Basin Petroleum Association and a former director of the Texas Mid-Continent Oil and Gas Association.

     JERRY J. LANGDON is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Langdon has served as a Director since July 1996. He has previously held positions with HNG Corporation, Houston Pipeline Company, Texas Oil & Gas Corporation and W. Wilson Corporation. In 1980, Mr. Langdon formed Texas IntraMark Gas Company, Inc., an intrastate gas gathering company engaging in the business of constructing and operating natural gas gathering, treating and processing facilities. In 1984, Mr. Langdon formed Langdon & Associates, a natural gas consulting group advising petroleum resource-oriented companies, financial institutions and law firms on a variety of technical, commercial and regulatory issues. Mr. Langdon served as a member of the FERC from 1988 to June 1993. After leaving the FERC, Mr. Langdon formed Republic Gas Partners, L.L.C., which was merged with Midcoast Energy Resources, Inc. in October 1997. Mr. Langdon is currently a private investor and consultant.

     SAMUEL J. ATKINS, III is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Atkins became a Director in April 1997. Prior to his retirement on March 1, 1997, Mr. Atkins was executive vice president of NationsBank Corporation for in excess of the past five years. He also served as a director of NationsBank of Texas, N.A. from May 1995 until February 1997. Mr. Atkins is currently a private investor.

     BOBBY W. PAGE began his oil and gas career with MGF Oil Corporation in 1967, where he remained until 1988, ultimately serving as Executive Vice President, Chief Financial Officer and a member of the Board of Directors. Following two years as a self-employed financial consultant, Mr. Page joined Alta Energy Corporation in 1990 as Executive Vice President, Treasurer and Chief Financial Officer. From July 1993 until joining the Company, Mr. Page served as Vice President, Chief Financial Officer and Secretary of Marcum Natural Gas Services, Inc.

     CLIFFORD N. HAIR, JR. has served in district and division landman roles, as well as a corporate officer with Texas Gas Exploration Corporation, Samedan Oil Corporation, Henry Petroleum Corporation and Donald C. Slawson Oil Producer. For the two year period prior to joining the Company in 1992, Mr. Hair was an independent landman involved in drilling projects in Texas and Oklahoma. Mr. Hair is a Certified Petroleum Landman and a member of the American Association of Petroleum Landmen and the Petroleum Basin Landman's Association.

     ROGER A. FREIDLINE began his industry career with Union Oil Company of California. From 1976 until 1985, Mr. Freidline served in various geophysical capacities with Forest Oil Corporation, Gifford, Mitchell and Wisenbaker and Heritage Resources, Inc. Mr. Freidline was an independent geophysicist from 1985 until joining the Company, except for a period of employment as district geologist for Hondo Oil & Gas Company prior to its sale. Mr. Freidline is a Certified Petroleum Geologist, and a member of the Society of Exploration Geophysicists, the Permian Basin Geophysical Society and the West Texas Geological Society. He has co-authored papers which have appeared in Geology and The Bulletin of the Seismological Society of America.

     SAL J. PAGANO began his oil and gas career with Amoco Production Company where he was employed until 1978. From 1978 through 1989, Mr. Pagano was employed by several independent oil and gas companies in Midland, Texas in a variety of petroleum engineering capacities. Prior to joining the Company in 1995,

Mr. Pagano was employed by Midland Resources Company from 1989 as a vice president. Mr. Pagano is a registered petroleum engineer and a member of the Society of Petroleum Engineers.

     KEITH ATWOOD began his oil and gas career with Otis Engineering Corp. in 1974. Mr. Atwood worked as an independent consultant from 1979 to 1983 when he joined Musselman, Owen & King Operating Co. to manage field operations. He served in that capacity until joining the Company in 1992.

     CELIA A. ZINN joined the Company in 1996. From 1992 to 1996, she practiced public accounting in Midland. Ms. Zinn has 19 years experience in the oil and gas industry, including 12 years as Controller for Clayton W. Williams, Jr., Inc. from 1981 to 1992. Ms. Zinn is a certified public accountant.

     ROGER J. WETZ began his oil and gas career with IMCO Services, a division of Haliburton, Inc. in 1974. He held a variety of geological positions with Gulf Energy & Minerals Company, TXO Production Corporation and Terra Resources, Inc. from 1976 to 1989. From 1989 until joining the Company in 1992, Mr. Wetz was an independent geologist generating prospects in the Permian Basin.

     BRIAN K. MILLER entered the oil and gas business as an operations engineer for ARCO Oil and Gas Company. From 1984 to 1987, he was a reservoir engineer with First City National Bank of Midland, Texas, and from 1987 to 1989, Mr. Miller was an independent consulting engineer. Prior to joining the Company in 1992, Mr. Miller served as an oil and gas analyst under appointment to the Federal Deposit Insurance Corporation. Mr. Miller is a member of the Society of Petroleum Engineers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 31, 1998 by (i) each person who is the beneficial owner of 5 percent or more of the outstanding Common Stock (based upon copies of all Schedule 13Gs and 13Ds provided to the Company), (ii) each Director of the Company, (iii) each executive officer whose annual compensation exceeds $100,000 and (iv) all Officers and Directors of the Company as a group. Unless otherwise noted, the persons and entities named below have sole voting and investment power with respect to the shares listed opposite each of their names.

                                                               NUMBER        PERCENT
NAME AND ADDRESS                                              OF SHARES      OF CLASS
----------------                                              ---------      --------
Cadell S. Liedtke...........................................  2,302,560(1)     23.1%
400 W. Illinois
Midland, Texas 79701
Michael J. Grella...........................................  1,674,310(2)     16.8%
400 W. Illinois
Midland, Texas 79701
NationsBanc Capital Corp....................................    936,000         9.4%
100 North Tryon Street
Charlotte, North Carolina 28255
The Equitable Companies Incorporated(3).....................    899,800         9.0%
787 Seventh Avenue
New York, New York 10019
Cumberland Associates.......................................    732,500         7.3%
1114 Avenue of the Americas
New York, New York 10036
Henry G. Musselman..........................................    622,000(4)      6.2%
400 W. Illinois
Midland, Texas 79701
W.D. Kennedy................................................      7,500(5)        *(6)
Jerry J. Langdon............................................      5,000(5)        *(6)
Samuel J. Atkins, III.......................................      5,000(5)        *(6)
Bobby W. Page...............................................     76,000(7)        *(6)
Roger A. Freidline..........................................     88,300(8)        *(6)
All Officers and Directors as a group (13 persons)..........  5,175,670(9)     49.1%(6)

---------------

 *  Less than 1%.

(1) Includes (a) 2,242,560 shares owned directly by Mr. Liedtke and (b) 60,000 shares owned by the Marion and Cadell S. Liedtke Family Charitable Foundation over which Mr. Liedtke holds voting and dispositive power.

(2) Includes (a) 1,624,310 shares owned directly by Mr. Grella and (b) 50,000 shares owned by the Grella Family Charitable Foundation over which Mr. Grella holds voting and dispositive power.

(3) Represents shares owned by Alliance Capital Management L.P., a subsidiary of the Equitable Companies Incorporated, held behalf of clients, as reported in the Schedule 13G filed by the Equitable Companies Incorporated, as amended through December 31, 1997.

(4) Includes (a) 599,500 shares owned directly by Mr. Musselman, (b) 1,500 shares owned by Mr. Musselman's spouse as custodian for their children under the Texas Uniform Transfers to Minors Act and (c) 21,000 shares owned by the Musselman Family Charitable Foundation over which Mr. Musselman holds voting and dispositive power.

(5) Includes the right to acquire beneficial ownership of 5,000 shares of Common Stock through presently exercisable options granted under the Company's Outside Directors Stock Option Plan.

(6) For purposes of calculating these percentages, the shares which the named person or persons has or have the right to acquire within 60 days by exercise of the stock options described in these footnotes are deemed outstanding shares with respect to that person's percentage ownership and with respect to the percentage ownership of all officers and directors as a group.

(7) Includes the right to acquire beneficial ownership of 75,000 shares of Common Stock through a presently exercisable option granted under the Company's 1996 Stock Option Plan.

(8) Includes the right to acquire beneficial ownership of 85,000 shares of Common Stock through a presently exercisable option granted under the Company's 1996 Stock Option Plan.

(9) Includes all rights of executive officers and directors to acquire beneficial ownership of 565,000 shares of Common Stock through presently exercisable options granted under the Company's 1996 Stock Option Plan and Outside Directors Stock Option Plan.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth information regarding the total compensation for 1995, 1996 and 1997 received by the Company's Chief Executive Officer and the other executive officers of the Company whose annual compensation exceeded $100,000 in 1997. Information for 1996 is on an annualized basis based upon amounts paid to the named individuals after the Corporate Reorganization (as hereinafter defined).

SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                        ANNUAL COMPENSATION                SECURITIES
                              ----------------------------------------     UNDERLYING
                                                          OTHER ANNUAL      OPTIONS/        ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS    COMPENSATION      SARS(1)      COMPENSATION(2)
---------------------------   ----   --------   -------   ------------    ------------   ---------------
Cadell S. Liedtke(3)          1997   $300,000   $50,000          --              --         $  9,417
  Chairman of the Board       1996    300,000        --          --              --            6,738
                              1995    185,700        --          --              --               --

Michael J. Grella(4)          1997   $300,000   $50,000          --              --         $  9,417
  President and Chief         1996    300,000        --          --              --            6,352
  Executive Officer           1995    261,750        --          --              --          656,000

Henry G. Musselman(5)         1997   $239,792   $36,000          --              --         $  3,750
  Executive Vice President    1996    215,000    10,000          --              --            3,295
  and Chief Operating
     Officer                  1995    139,800        --          --              --               --

Bobby W. Page(6)              1997   $175,000   $14,583     $18,583(7)           --         $  2,625
  Senior Vice President,      1996    150,000     5,208          --          75,000               --
  Treasurer, Secretary and    1995         --        --          --              --               --
  Chief Financial Officer

Roger A. Freidline            1997   $ 93,430   $ 7,786     $ 9,292(7)           --         $ 78,938
  Senior Vice President,      1996     88,981     7,415          --          85,000           17,785
  Exploration                 1995     83,160     5,000          --              --            7,190

---------------

(1) The amount shown represents the number of shares subject to non-qualifying stock options granted pursuant to the 1996 Stock Option Plan (the "Option Plan") as described under "-- Benefit Plans."
(2) The amounts shown include contributions made by the Company pursuant to the Company's 401(k) plan for the benefit of the named individuals. The amount shown for Mr. Grella for 1995 represents non-cash compensation deemed to have been accrued to him in connection with the cancellation of an option held by a minority interest owner to purchase an additional interest in the Company. The amounts shown for Mr. Freidline include payments made to him of $5,111, $15,115 and $76,252 in 1995, 1996, and 1997, respectively, pursuant to an overriding royalty interest compensation program entered into between the Company's predecessors and Mr. Freidline. Such compensation arrangements were discontinued prior to the IPO.
(3) Mr. Liedtke beneficially owns 2,302,560 shares of restricted Common Stock issued to him in connection with the consolidation of the Company's predecessors in October 1996 (the "Corporate Reorganization"), with a value at December 31, 1997 of $25,040,340.
(4) Mr. Grella beneficially owns 1,350,440 shares of restricted Common Stock issued to him in connection with the Corporate Reorganization, with a value at December 31, 1997 of $14,686,035.
(5) Mr. Musselman beneficially owns 611,000 shares of restricted Common Stock issued to him in connection with the Corporate Reorganization, with a value at December 31, 1997 of $6,644,625.
(6) Mr. Page joined the Company in June 1996.
(7) Represents the dollar value of an award of shares of Common Stock and the amount of a cash award equal to the income tax liability for the stock award, all granted to the named officer under the Company's Bonus Incentive Plan (the "Bonus Plan").

DIRECTOR'S COMPENSATION

     Compensation for non-employee directors consists of an annual retainer fee of $10,000, plus a $1,000 fee for each Board meeting attended and a $1,000 fee for attending a committee meeting held on a day other than the day of a Board meeting. In addition, the non-employee Directors are participants in the Company's Outside Directors Stock Option Plan (the "Outside Directors Plan").

     The Outside Directors Plan provides for the issuance of stock options to the outside directors of the Company. A total of 100,000 shares of Common Stock has been authorized and reserved for issuance under the plan, with adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. Only outside directors are eligible to participate in the plan. Outside directors are those directors of the Company who are not executive officers or regular salaried employees of the Company as of the date an option is granted. Under the plan, an option for 5,000 shares of Common Stock will be granted each year on the date immediately following the Company's annual meeting to each person who qualifies as an outside director. The exercise price of each option granted under the plan will be the fair market value (as reported on the Nasdaq Stock Market's National Market) of the Common Stock at the time the option is granted, and may be paid either in cash, shares of Common Stock or a broker-assisted cashless transaction. Each option will be exercisable immediately and will expire ten years from the date of grant. An option granted under the plan is not transferrable other than by will or the laws of descent and distribution. In the event a participant in the plan ceases to be an outside director, other than by reason of death, such participant may exercise an outstanding option under the plan within six months after such termination. In the event of the death of a participant under the plan, such participant's option(s) may be exercised by the heirs or personal representative of the participant within one year after his death, so long as the term of the option has not expired. The Company does not receive any consideration upon the grant of options under the Plan. The options should not be taxable to an optionee until the optionee exercises the option, at which time the optionee would recognize income on the difference between the exercise price and the fair market value of the shares on the date of exercise. The grant of options under the plan should be treated as compensation paid by the Company for purposes of the Company's federal income tax considerations. The Board of Directors may amend the plan without the approval of the stockholders of the Company in any respect other than any amendment which requires stockholder approval by law or the rules of any exchange on which the Common Stock is listed, and may modify an outstanding option, including the repricing of such options, with the consent of the option holder. The Company currently has six directors, three of whom are eligible to participate in the plan. Pursuant to the terms of the plan, an option for 5,000 shares was granted to each of the Company's three outside directors on June 17, 1997.

EMPLOYMENT AGREEMENTS

     Messrs. Liedtke, Grella and Musselman have entered into employment agreements (as the same have been amended, the "Founders Employment Agreements") with the Company which became effective upon the closing of the Company's initial public offering in October 1996. The Founders Employment Agreements are each for three years, commencing in October 1996 and each will automatically renew for successive one-year periods thereafter unless the employee is notified to the contrary. The Founders Employment Agreements provide annual base salary levels for Messrs. Liedtke and Musselman of $300,000 and $250,000, respectively. Pursuant to an amendment to his employment agreement approved in April 1997, Mr. Grella's annual base salary is determined by the Compensation Committee of the Board of Directors.

     Each of Messrs. Liedtke, Grella and Musselman would receive his salary for the remaining term of the applicable Founders Employment Agreement if the Company were to terminate such person's employment other than for cause. However, if such person were to voluntarily leave his employment with the Company prior to the second anniversary of the Agreement, no further payments would be required. If a voluntary termination were to occur subsequent to the second anniversary of the Agreement, such person would be entitled to one year's salary from the date of termination. Each Founders Employment Agreement provides that the covered employee will not compete with the Company for a one year period following his voluntary cessation of employment or termination of employment for cause, if such event occurs within the initial three-year term of the Agreement. Competitive activities are defined as engaging in the oil and gas business in any area in which the Company is then active.

     Bobby W. Page entered into an employment agreement (the "Page Employment Agreement") with the Company effective June 30, 1996. The Page Employment Agreement is for a period of three years from June 30, 1996 and will automatically renew for successive one-year periods thereafter unless Mr. Page is notified to the contrary by the Company. The Page Employment Agreement provided a $25,000 bonus (which included Mr. Page's cost of relocation), plus a base salary of $150,000 until January 1, 1997; $175,000 until January 1, 1998; and $185,000 thereafter. In addition, Mr. Page received an option to purchase 75,000 shares of Common Stock, and receives certain insurance benefits and other benefits generally available to the Company's employees. Mr. Page would receive his salary for the remaining term of the Page Employment Agreement if the Company were to terminate the Page Employment Agreement other than for cause. However, if Mr. Page were to voluntarily leave his employment with the Company, no further payments would be required.

BENEFIT PLANS

     The Option Plan provides for the grant of both incentive stock options and non-qualifying stock options, as well as limited stock appreciation rights and supplemental bonuses, to the employees of the Company and its subsidiaries, including officers and directors who are salaried employees. A total of 1,250,000 shares of Common Stock has been authorized and reserved for issuance under the plan, with adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. The plan is administered by the Compensation Committee of the Board of Directors, which has the sole authority to interpret the plan, to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of the options to be granted under the plan; provided that (a) the exercise price of each option granted under the plan may not be less than the fair market value of the Common Stock on the date the option is granted (and for incentive stock options, 110% of fair market value if the employee is the beneficial owner of 10% or more of the Company's voting securities), (b) the exercise price must be paid in cash, by surrendering previously owned shares of Common Stock upon the exercise of the option or by a promissory note or broker-assisted cashless exercise approved by the Compensation Committee, (c) the term of the option may not exceed ten years, and (d) no option is transferrable other than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order. Upon termination of an optionee's employment (other than by death or disability), an incentive stock option may be exercised prior to the expiration date of the option or within three months after the date of such termination, whichever is earlier, but only to the extent the optionee had the right to exercise the option upon the date of such termination. The rights of the holder of a non-qualifying stock option will be set forth in each option agreement. In the event of the disability of an optionee, the option may be exercised by such person or his personal representative at any time within one year of the termination of such person's employment, but only to the extent the optionee had the right to exercise the option as of the date of his disability. In the event of the death of the optionee, the option may be exercised by his personal representative or successor in interest at any time until the later of the expiration of the option or one year after the optionee's death, to the extent the option was exercisable at the time of the optionee's death. Incentive stock options may not be granted under the plan to any individual if the effect of such grant would permit that person to have the first opportunity to exercise such options, in any calendar year, for the purchase of shares having a fair market value (at the time of grant of the option) in excess of $100,000. Incentive stock options granted under the plan are intended to have the federal income tax consequences of a qualified stock option. As a result, the exercise of an incentive stock option will not be a taxable event; the taxable event occurs at the time the shares of Common Stock acquired upon exercise of the option are sold. If the optionee holds such shares for the later of two years from the date the option was granted or one year from the date of exercise of the option, the difference between the price paid for the shares at exercise and the price for which those shares are sold will be treated as capital gains income. If the optionee does not hold the shares for the required holding period, the income would be treated as ordinary income rather than capital gains income. The non-qualifying stock options granted under the plan should be taxable when the option is exercised, at which time the optionee would recognize ordinary income on the difference between the exercise price and the fair market value of the shares on the date of exercise. The grant of options under the plan will be treated as compensation by the Company for federal income tax purposes. The Board of Directors may amend the plan, without stockholder approval, in any respect other than any amendment that requires stockholder approval by law or the rules of an exchange on which the Common Stock is listed, and may modify an outstanding option, including the repricing of non-qualifying options, with the consent of the option holder. There are currently approximately 135 persons who are eligible to participate under the plan. No options were granted under the Option Plan in 1997.

     The following table provides information, with respect to the named executive officers, regarding the exercise of options during fiscal year 1997 and the value of unexercised options held as of the end of fiscal year 1997:

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES        VALUE OF
                                                                        UNDERLYING            UNEXERCISED
                                                                   UNEXERCISED OPTIONS/      IN-THE-MONEY
                                                                         SARS AT            OPTIONS/SARS AT
                                                                        FY-END (#)            FY-END ($)
                                                                   --------------------    -----------------
                              SHARES ACQUIRED                          EXERCISABLE/          EXERCISABLE/
NAME                          ON EXERCISE (#)    VALUE REALIZED       UNEXERCISABLE        UNEXERCISABLE (1)
----                          ---------------    --------------    --------------------    -----------------
Bobby W. Page...............         0                 0                 75,000/0                 N/A
Roger A. Freidline..........         0                 0                 85,000/0                 N/A

---------------

(1) The option price of the options set forth above is $12.50 per share. The closing sales price of the Company's Common Stock on the Nasdaq National Market on December 31, 1997 was $10.88 per share. Therefore, the options were not in-the-money at fiscal year end 1997.

     The Bonus Plan was adopted as a means of awarding its officers and employees for extraordinary individual and Company performance. Awards under the Bonus Plan may be granted annually and may be in the form of cash or shares of Common Stock or a combination thereof. The form and amount of an award granted under the Bonus Plan is determined by the Compensation Committee based upon an assessment and recommendations from the Committee with respect to the following performance factors for the year under consideration: (i) increases in the net value of the Company's assets, (ii) increases in the market value of the Company's Common Stock as compared to the Company's peer group, (iii) increases in the Company's oil and gas reserves; (iv) increases in the Company's oil and gas production; (v) increases in earnings and cash flow (assuming constant product prices); (vi) the performance of the individual in connection with the Company's success in the foregoing areas; and (vii) outstanding individual performance in contributing to the achievement of the Company's long term strategic goals. The performance with respect to such factors is measured against past performance and against the goals and objectives established by the Company for the year in question. No specific weighting is applied to the analysis of these factors.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     A&P Meter Sales and Services, Inc. ("A&P"), a corporation in which Messrs. Liedtke, Grella and Musselman own 60.0% of the outstanding common stock, supplies meter reading services which measure gas production to the Company, as well as to unaffiliated oil and gas companies. From time to time, the Company has advanced funds to A&P for working capital needs. These advances have been consolidated into two promissory notes. One note was executed December 31, 1994 in the original principal amount of $370,000. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The second note is in the original principal amount of $247,000 and is dated May 22, 1996. The note bears interest at 6.0% per annum, is unsecured and is payable upon demand. During the fiscal year ended December 31, 1997, A&P received $550,000 from the Company for goods and services provided, which accounted for approximately 94% of A&P's gross revenues. The Company believes that the goods and services and charges therefor are comparable to those the Company could have obtained from, or paid to, unaffiliated third parties.

     The Company was indebted to NationsBank of Texas, N.A. and/or its affiliates during 1997 in varying amounts which were, at times, material to the Company. Mr. Atkins, a Director of the Company, was a director of NationsBank of Texas, N.A. and an executive vice president of NationsBank Corporation during a portion of 1997. Mr. Atkins resigned from his positions with the NationsBank entities in March 1997 and was appointed as a Director of the Company in April 1997. Prior to April 1997, Mr. Atkins did not have any affiliation with the Company.

                    DESCRIPTION OF REVOLVING CREDIT FACILITY

     In August 1997, the Company entered into a credit agreement (the "Revolving Credit Facility") with Bankers Trust Company, as agent, to refinance its existing bank indebtedness and to finance a portion of the Ballard Acquisition purchase price. The Revolving Credit Facility provides for a maximum availability of $75.0 million, with a borrowing base at January 16, 1998 of $50.0 million, $0.5 million of which was borrowed at that date. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at a floating rate which is at or above the lender's prime rate or above the applicable Eurodollar rate, depending on the percentage of committed funds which have been borrowed. Interest is payable quarterly as to base rate loans, and at the end of the applicable interest period as to Eurodollar rate loans. The borrowing base of the Revolving Credit Facility is automatically reduced by 5% each quarter beginning in August 1999, unless extended, and payments or principal are required in each such quarter in which the outstanding principal balance is greater than the reduced borrowing base. The remaining balance is payable on August 28, 2002, the maturity date of the Revolving Credit Facility. Under the Revolving Credit Facility, the Company is obligated to pay certain fees to the lender, including a commitment fee based on the unused portion of the commitment. The Revolving Credit Facility contains customary restrictive covenants (including restrictions on the payment of dividends and the incurrence of additional indebtedness) and requires the Company to maintain (i) a current ratio of not less than 1.0 to 1.0, including amounts available under the Revolving Credit Facility and excluding current maturities under the Revolving Credit Facility, (ii) a ratio of EBITDA to interest expense of not less than 2.5 to 1, and (iii) a minimum tangible net worth. Borrowings under the Revolving Credit Facility are secured by substantially all of the assets of the Company.

                         DESCRIPTION OF EXCHANGE NOTES

GENERAL

     The Private Notes were, and the Exchange Notes will be, issued under the Indenture. The Existing Notes are also issued under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Private Notes, except that the Exchange Notes have been registered under the Securities Act, and therefore, will not bear legends restricting their transfer. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below and those terms that are made a part of the Indenture by reference to the Trust Indenture Act. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." As used in the following summary, the term "Notes" shall include the Exchange Notes and the Existing Notes, unless the context shall otherwise require, and the terms "Holder" and "Holders" shall include holders of both the Exchange Notes and the Existing Notes, as appropriate.

     As of the date of this Prospectus, Costilla Redeco Energy, L.L.C., through which the Company conducts its Moldovan operations, and Costilla Energy Pipeline Corporation are Unrestricted Subsidiaries. However, under certain circumstances, the Company will be able to designate additional Subsidiaries as Unrestricted Subsidiaries. If so designated, such Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. As used herein, "Subsidiary" refers to any Subsidiary of the Company that is not an Unrestricted Subsidiary.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be general unsecured senior obligations of the Company, limited in aggregate principal amount to $180.0 million and will mature on October 1, 2006. Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in arrears on April 1 and October 1 commencing on October 1, 1998, to Holders of record on the immediately preceding March 15 and September 15. Interest on the Exchange Notes will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Private Note surrendered in exchange therefor, or (ii) if the Private Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Private Notes, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Securities the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

RANKING

     The Notes will be general unsecured senior obligations of the Company and will rank equally in right of payment with all existing and future Senior Indebtedness of the Company, and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes, however, will be effectively subordinated to secured Senior Indebtedness of the Company and its subsidiaries, with respect to the assets securing such Indebtedness, including indebtedness under the Revolving Credit Facility, which are secured by liens on substantially all of the assets of the Company. See "Description of Revolving Credit Facility." On a pro forma basis, after giving effect to the Initial Offering and the application of proceeds therefrom, the Company would have had no senior unsecured indebtedness, other than the Notes and trade payables, and $0.7 million of secured Senior Indebtedness at December 31, 1997. On such a pro forma basis, no Indebtedness was junior to the Notes. The Notes will also be effectively subordinated to liabilities of the Company's subsidiaries that are not Subsidiary Guarantors. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness that the Company and its Subsidiaries can incur. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The Indenture also limits the amount of such Indebtedness that can be secured. See "-- Certain Covenants -- Liens."

SUBSIDIARY GUARANTEES

     The Indenture does not require any Subsidiary to guarantee the payment of the Notes unless each such Subsidiary incurs Indebtedness (other than its Indebtedness existing on the date of the Indenture and certain intercompany Indebtedness). The Indenture requires the Company to cause such Subsidiary to fully and unconditionally, jointly and severally guarantee (the "Subsidiary Guarantees") the Company's payment obligations under the Notes prior to the Incurrence of such Indebtedness. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." There are currently no Subsidiary Guarantors. So long as a Person is an Unrestricted Subsidiary, such Person will not be required to become a Subsidiary Guarantor or execute a Subsidiary Guarantee. See "-- Certain Covenants -- Unrestricted Subsidiaries." As a result, claims of creditors against the Subsidiaries and the Unrestricted Subsidiaries, including their trade creditors and tort claimants, will effectively have priority to the property and earnings of such subsidiaries over claims of creditors of the Company, including the Holders. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited in a manner intended to result in such Subsidiary Guarantee not constituting a fraudulent conveyance under applicable law.

     The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person whether or not affiliated with such Subsidiary Guarantor (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) becomes a Subsidiary Guarantor pursuant to a supplemental indenture or other agreement in form and substance reasonably satisfactory to the Trustee, and (ii) immediately after giving effect to such transaction, (A) no Default or Event of Default would exist or be continuing and (B) other than in the case of the consolidation or merger of two or more Subsidiary Guarantors or of one or more Subsidiary Guarantors with the Company, the Company would (A) have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transactions; and (B) at the time of such transaction and after giving effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     The Indenture provides that (i) in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or (ii) in the event that a Subsidiary Guarantor is properly designated as an Unrestricted Subsidiary, in each case, in accordance with the provisions of the Indenture, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor or the proper designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor), will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Certain Covenants -- Merger, Consolidation or Sale of Assets."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to October 1, 2001. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2001........................................................   105.125%
2002........................................................   103.417%
2003........................................................   101.708%
2004 and thereafter.........................................   100.000%

     Notwithstanding the foregoing, at any time on or before October 1, 1999, the Company may (but shall not have the obligation to) redeem up to $30.0 million in aggregate principal amount of the Notes at a redemption price of 110.25% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of an Equity Offering made by the Company; provided that at least $150.0 million in aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 75 days of the date of the closing of such Equity Offering.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover by any persons other than the Approved Shareholders, or a recapitalization or similar restructuring.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. If on a Change of Control Purchase Date the Company does not have available funds sufficient to pay the Change of Control Purchase Price or is prohibited from purchasing the Notes, an Event of Default would occur under the Indenture. The definition of Change of Control includes an event by which the Company sells, conveys, transfers or leases all or substantially all of its properties to any Person. The phrase "all or substantially all" is subject to applicable legal precedent and as a result in the future there may be uncertainty as to whether a Change of Control has occurred. The existence of a Holder's right to require, subject to certain conditions, the Company to repurchase the Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes, or results in, a Change of Control.

     The Revolving Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder and prohibits the Company from making a Change of Control Offer or Asset Sale Offer. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to repay or refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Revolving Credit Facility. Even if such consents to an offer to purchase were obtained or the lenders did not declare a default under the Revolving Credit Facility, the Company's ability to pay cash to the holders of the Notes upon a repurchase may be limited by the Company's then existing financial resources.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company (or such Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value, and in the case of a lease of assets under which the Company or any of its Subsidiaries is the lessor, a lease providing for rent and other conditions which are no less favorable to the Company (or such Subsidiary) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of, and (ii) at least 85% (100% in the case of such lease payments) of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents or properties used in the Oil and Gas Business of the Company and its Subsidiaries.

     The Company may apply Net Proceeds of an Asset Sale, at its option, (a) to permanently reduce Senior Indebtedness other than Senior Revolving Indebtedness,
(b) to permanently reduce Senior Revolving Indebtedness (and to correspondingly reduce commitments with respect thereto), or (c) to invest in properties and assets that will be used in the Oil and Gas Business of the Company and its Subsidiaries. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the

Indenture. Any Net Proceeds from Asset Sales that are not applied within 270 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate unpaid amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such surplus Excess Proceeds for general corporate purposes. If the aggregate unpaid amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     The Revolving Credit Facility prohibits the Company from making an Asset Sale Offer. The Indenture prohibits the Company from directly or indirectly engaging in an Asset Sale of any Principal Properties to any Subsidiary other than a Subsidiary Guarantor.

CERTAIN COVENANTS

  Ownership of Capital Stock

     The Indenture provides that the Company will not permit any Person (other than the Company or any Wholly Owned Subsidiary of the Company) to own any Capital Stock of any Subsidiary of the Company, and will not permit any Subsidiary of the Company to issue Capital Stock (except to the Company or to a Wholly Owned Subsidiary) in each case except (a) directors' qualifying shares,
(b) Capital Stock issued prior to the time such Person becomes a Subsidiary of the Company, (c) if such Subsidiary merges with and into another Subsidiary, (d) if another Subsidiary merges with and into such Subsidiary, (e) if such Subsidiary ceases to be a Subsidiary (as a result of the sale of 100% of the shares of such Subsidiary, the Net Proceeds from which are applied in accordance with "Repurchase at the Option of Holders -- Asset Sales") or (f) Capital Stock of a Subsidiary organized in a foreign jurisdiction required to be issued to, or owned by, the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction.

  Unrestricted Subsidiaries

     The Board of Directors of the Company may designate any of its Subsidiaries as an Unrestricted Subsidiary. A Subsidiary may only be so designated if (i) immediately after giving effect to such designation no Default or Event of Default exists, (ii) the Company would, at the time of such designation and after giving pro forma effect thereto as if such designation had occurred at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Tangible Net Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock," and (iii) after the date of the Indenture and prior to such designation, no assets of the Company or of any Subsidiary of the Company (including, without limitation, Capital Stock of any such Subsidiary) shall have been transferred, directly or indirectly, to any Unrestricted Subsidiary or any of its Subsidiaries, other than assets transferred in the ordinary course of business and on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and except to the extent permitted under "-- Restricted Payments." Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Company giving effect to such designation and an Officers' Certificate of the Company certifying that such designation complied with the foregoing conditions.

     Any Subsidiary of the Company shall continue to be an Unrestricted Subsidiary only if it (a) has no Indebtedness other than Non-Recourse Indebtedness; (b) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity

Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements, such Unrestricted Subsidiary shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, such Unrestricted Subsidiary shall execute and deliver a Subsidiary Guarantee, supplemental indenture or other agreement pursuant to which such Person guarantees the payment of the Notes on the same terms and conditions as the Subsidiary Guarantees and any Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

     The Board of Directors of the Company may at any time designate any Subsidiary, if previously designated as an Unrestricted Subsidiary, to be a Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of such Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption
"-- Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) no Default or Event of Default would be in existence following such designation and (iii) such Subsidiary shall execute and deliver a supplemental indenture pursuant to which such Person guarantees the payment of the Notes on the same terms and conditions as the Subsidiary Guarantees.

     As of the date of this Prospectus, Costilla Redeco Energy, L.L.C., through which the Company conducts its Moldovan operations, and Costilla Energy Pipeline Corporation are Unrestricted Subsidiaries.

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or Unrestricted Subsidiary or other Affiliate of the Company (other than Equity Interests of the Company, any Subsidiary or Unrestricted Subsidiary owned by the Company or any Wholly Owned Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Company or any Subsidiary of the Company, in each case, prior to a scheduled mandatory sinking fund payment date or maturity date or
(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described below under "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (iv) and (v) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company and its Subsidiaries for the period (taken as one accounting period) from the beginning of the first day of the fiscal month during which the Indenture was executed and delivered to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company as capital contributions to the Company or from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary or an Unrestricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock) other than the Common Stock sold in the IPO.

     The foregoing clauses (b) and (c), however, will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the payment of any dividend on Equity Interests of the Company (other than Disqualified Stock) payable solely in shares of Equity Interests of the Company (other than Disqualified Stock); (iii) any dividend or other distribution payable from a Subsidiary of the Company to the Company or any Wholly Owned Subsidiary; (iv) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided, that any net cash proceeds that are utilized for any such Restricted Investment shall be excluded from clause (c) of the preceding paragraph; (v) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c) of the preceding paragraph; and (vi) the defeasance, redemption or repurchase of Subordinated Indebtedness prior to a scheduled mandatory sinking fund payment date or maturity date thereof with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale, issuance or exchange (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or the purchase, redemption or acquisition of Subordinated Indebtedness prior to a scheduled mandatory sinking fund payment date or maturity date thereof through the issuance in exchange thereof of Equity Interests of the Company (other than Disqualified Stock); provided, that any net cash proceeds that are utilized for any such defeasance, redemption, repurchase, purchase or acquisition shall be excluded from clause (c) of the preceding paragraph.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate of the Company stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under "-- Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) and the Company may issue shares of Disqualified Stock if: (i) the Consolidated Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four quarter period; (ii) the Adjusted Consolidated Net Tangible Assets would have been at least 150% of Consolidated Indebtedness, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) and
(iii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; provided, that no Guarantee may be incurred pursuant to this paragraph, unless the guaranteed Indebtedness is incurred by the Company pursuant to this paragraph. The foregoing provisions will not apply to: (i) the incurrence by the Company of Indebtedness under the Credit Facility (and the incurrence by Subsidiaries of Guarantees thereof) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed the greater of (a) $50 million and (b) 15% of Adjusted Consolidated Net Tangible Assets, in each case, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described above under "-- Asset Sales"; (ii) the incurrence by the Company of Indebtedness represented by the Notes and of its Subsidiaries of Indebtedness represented by the Subsidiary Guarantees; (iii) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any Indebtedness described in the foregoing clause (ii); (iv) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; provided that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in case of an event of default in all respects to the Company's obligations pursuant to the Notes; and provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Wholly Owned Subsidiary and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be; (v) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the Indenture to be incurred; provided that, the notional amount of such Hedging Obligations does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;
(vi) the incurrence by the Company of Hedging Obligations under commodity hedging and currency exchange agreements; provided that, such agreements were entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business; (vii) the incurrence by the Subsidiaries of Indebtedness in existence on the date of the Indenture; and
(viii) the incurrence by the Company and its Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $10.0 million: provided that no Subsidiary may incur any Indebtedness other than Indebtedness described in the foregoing clauses (iv) or (vii) unless such Subsidiary shall have executed and delivered a Subsidiary Guarantee and such Subsidiary Guarantee remains in full force and effect (unless terminated in accordance with the provisions of the Indenture). Further, the Company will not, directly or indirectly, in any event incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) expressly subordinated to the Notes to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company.

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any of their respective assets, now owned or hereafter acquired, securing any Indebtedness unless the Notes, in the case of such Indebtedness of the Company, and the Subsidiary Guarantee of such Subsidiary Guarantor, in the case of such Indebtedness of a Subsidiary Guarantor, are secured equally and ratably with such other Indebtedness;

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

provided that, if such Indebtedness is by its terms expressly subordinate to the Notes or the Subsidiary Guarantees, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes or the Subsidiary Guarantees with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the Subsidiary Guarantees, as the case may be.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, (iv) transfer any of its property or assets to the Company or any of its Subsidiaries, (v) grant liens or security interests on the assets in favor of the Holders of Notes, or (vi) guarantee the Notes or any renewals or refinancings thereof, except for such encumbrances or restrictions existing under or by reason of (A) the Credit Facility, the Indenture, the Notes or any other agreement in existence on the date of the Indenture, (B) applicable law, (C) any instrument governing Acquired Indebtedness of Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, or (D) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Limitation on Layering Indebtedness

     The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes.

  Merger, Consolidation or Sale of Assets

     The Indenture provides that the Company will not, and will not permit any Subsidiary to, in a single transaction or series of related transactions consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) (whether or not the Company or such Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless (i) either
(a) the Company, in the case of a transaction involving the Company, or such Subsidiary, in the case of a transaction involving a Subsidiary, is the surviving corporation or (b) in the case of a transaction involving the Company, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (ii) immediately after such transaction no Default or Event of Default exists; and (iii) the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio and the Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio tests set forth in the first paragraph of the covenant described above under "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or make any payment to, or purchase any property or assets from, or enter into or suffer to exist any transaction or series of transactions, or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary (as reasonably determined by the Company) than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing.

  Sale and Leaseback

     The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (a) the Company or its Subsidiaries entering into such Sale and Leaseback Transaction could have incurred the Indebtedness relating to such Sale and Leaseback Transaction pursuant to the "-- Incurrence of Indebtedness and Issuance of Preferred Stock" and "-- Liens" covenants, (b) the Net Proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property as determined by the Board of Directors of the Company and (c) such Net Proceeds are applied in the same manner and to the same extent as Net Proceeds from an Asset Sale pursuant to the "-- Asset Sales" covenant.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, and file with the Trustee, within 15 days after it is, or would have been, required to file such with the Commission (i) all quarterly and annual financial information that is or would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company is or were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that are or would be required to be filed with the Commission on Form 8-K if the Company is or were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon written request.

  Events of Default and Remedies

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions
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

of the Indenture); (ii) default in payment when due (upon redemption or otherwise) of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at Option of Holders -- Change of Control," "Repurchase at Option of Holders -- Asset Sales," "-- Ownership of Capital Stock," "-- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any of its Subsidiaries for 60 days after notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes outstanding to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments (not fully covered by insurance) aggregating in excess of $1 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries or any Unrestricted Subsidiary; and (viii) any Subsidiary Guarantor attempts to revoke its Subsidiary Guarantee or contest its validity or any Subsidiary Guarantee shall not be in full force and effect (other than in accordance with the terms of the Indenture).

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary or any Unrestricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or the Subsidiary Guarantors under their Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.
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

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of Notes, cash in U.S. dollars, noncallable government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Subsidiary Guarantees or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Subsidiary Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture, or the Subsidiary Guarantees relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The State Street Bank and Trust Company is the Trustee under the Indenture. The Trustee's current address is Corporate Trust Department, Two International Place, 4th Floor, Boston, Massachusetts 02110.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Costilla Energy, Inc., 400 West Illinois, 10th Floor, Midland, Texas 79701, Attention: Chief Financial Officer.

GOVERNING LAW

     The Indenture, the Notes and the Subsidiary Guarantees are and/or will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means with respect to any specified Person, (i) any Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Adjusted Consolidated Net Tangible Assets" means, as of the date of determination, without duplication, (a) the sum of (i) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with Commission guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or audited by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report, and (B) estimated oil and gas reserves of the Company and its Subsidiary attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development, exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such additions or revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development, exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through
(D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change that is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by independent petroleum engineers, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the net working capital (which shall be calculated as all current assets of the Company and its Subsidiaries minus all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness on a date no earlier than the date of the Company's latest annual or quarterly financial statements) and (iv) the greater of (I) the net book value of the other tangible assets of the Company and its Subsidiaries on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements, minus (b) the sum of (i) minority interests of third parties to the extent included in the calculation of the immediately preceding clause (a), (ii) the positive remainder, if any, obtained by subtracting (I) gas balancing under payments of the Company and its Subsidiaries reflected in the Company's latest audited financial statements and not otherwise included in the calculation of the immediately preceding clause (a) from (II) any gas balancing liabilities of the Company and its Subsidiaries reflected in the Company's latest audited financial statements and not otherwise included in the calculation of the immediately preceding clause (a), and (iii) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to oil and gas reserves of the Company and its Subsidiaries subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, other than pursuant to Production Payments, or that otherwise are required to be delivered to third parties, other than pursuant to Production Payments.

     "Adjusted Consolidated Net Tangible Assets to Consolidated Indebtedness Ratio" means, at any time, the ratio of Adjusted Consolidated Net Tangible Assets at such time to Consolidated Indebtedness at such time.

     "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of any class, or any series of any class, of equity securities of a Person, whether or not voting, shall be deemed to be control.

     "Asset Sale" means with respect to any Person, the sale, lease, conveyance or other disposition, that does not constitute a Restricted Payment or an Investment, by such Person of any of its assets (including, without limitation, by way of a Sale and Leaseback and including the issuance, sale or other transfer of any Equity Interests in any Subsidiary or the sale or other transfer of any Equity Interests in any Unrestricted Subsidiary of such Person) other than to the Company (including the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions; provided that, notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, as permitted pursuant to the covenant entitled "Merger, Consolidation or Sale of Assets," (b) the sale or lease of hydrocarbons or other mineral interests in the ordinary course of business and customary in the Oil and Gas Business, (c) any Production Payment, (d) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company (other than any Principal Properties to any Wholly Owned Subsidiary not a Subsidiary Guarantor) or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) sale or other disposition of cash or Cash Equivalents, or
(f) any lease, abandonment, disposition, relinquishment or farm out of any oil and gas property that are customary in nature and scope in the Oil and Gas Business and are entered into in the ordinary course of the Oil and Gas Business of the Company and its Subsidiaries.

     "Beneficiary", when used with respect to any individual, means the spouse, lineal descendants, parents and siblings of any such individual, the estates and the legal representatives of any such individual and any of the foregoing and the trustee of any bona fide trust of which any such individual and any of the foregoing are the sole beneficiaries or grantors.

     "Capital Lease Obligation", means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests, and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalent" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities-not more than twelve months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than twelve months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody's and maturing within twelve months of the date of acquisition.

     "Change of Control" means such time as any of the following events occur:
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Cadell S. Liedtke, Michael J. Grella and Henry
G. Musselman and any of their respective Beneficiaries (the "Approved Stockholders"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company; (ii) the Company is merged with or into or consolidated with another Person and, immediately after giving effect to the merger or consolidation, (A) less than 50% of the total voting power of the outstanding Voting Stock of the surviving or resulting Person is then "beneficially owned" (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by the stockholders of the Company immediately prior to such merger or consolidation, and (B) any "person" or "group" (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) other than the Approved Stockholders has become the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the surviving or resulting Person; (iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or the Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of the properties of the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than the Company or a Wholly Owned Subsidiary); (iv) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (v) the liquidation or dissolution of the Company.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Subsidiaries for such period, plus (ii) to the extent deducted in the computation of such Consolidated Net Income, the Consolidated Interest Expense for such period, plus (iii) to the extent deducted in the computation of such Consolidated Net Income, amortization or write-off of deferred financing charges for such period, plus (iv) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (v) to the extent deducted in the computation of such Consolidated Net Income, consolidated depreciation, depletion, amortization and other noncash charges of such Person and its Subsidiaries required to be reflected as expenses on the books and records of such Person, plus (vi) to the extent deducted in the computation of such Consolidated Net Income, consolidated exploration and abandonment expenses of such Person and its Subsidiaries for such periods, minus (vii) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (v), and excluding (viii) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, and the exploration and abandonment expenses of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Indebtedness" means, with respect to any Person for any time, the Indebtedness of such Person and its Subsidiaries at such time as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Coverage Ratio" means with respect to any Person for any period, the ratio of (i) Consolidated EBITDA of such Person and its Subsidiaries for such period to (ii) Consolidated Interest Expense of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Consolidated Interest Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the "Calculation Date"), then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP; and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization or write-off of deferred financing charges for such period, and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and
(iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon), and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded unless distributed in cash to the Company or one of its Subsidiaries.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the consolidated stockholders' equity of such Person and its consolidated Subsidiaries as of such date less (w) the amount of such stockholders' equity attributable to Disqualified Stock, (x) all write-ups subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person (other than purchase accounting adjustments made, in connection with any acquisition of any entity that becomes a consolidated Subsidiary of such Person after the date of the Indenture to the book value of the assets of such entity), (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Credit Facility" means a credit facility that may be entered into among the Company and the lender parties thereto (which includes, as of the date of this Prospectus, the Revolving Credit Facility), including any increases in the amount thereof, together with any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreements extending the maturity of, renewing, replacing, refinancing, increasing or otherwise restructuring all or any portion of the Indebtedness under such agreements.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (unless any redemption or repurchase of such Capital Stock upon the occurrence of such event is required by any such terms, but only to the extent that a payment in respect thereof would be permitted under the covenant set forth under the caption "Restricted Payments"), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

     "Dollar-Denominated Production Payments" mean dollar denominated payment obligations of the Company or any of its Subsidiaries that are or, upon the occurrence of a contingent event, would be recorded as liabilities in accordance with GAAP together with all undertakings and obligations of the Company or any of its Subsidiaries in connection therewith, which obligations will be deemed to constitute Indebtedness for borrowed money for purposes of the Indenture.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

     "Equity Offering" means an offer and sale of Qualified Stock of the Company to a Person other than an Affiliate the Company.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exempt Affiliate Transactions" means (a) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (b) advances not to exceed $1,000,000 at any time outstanding to officers of the Company or any Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Subsidiary or in connection with any relocation, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Subsidiary after the date of the Indenture in the ordinary course of business of the Company or such Subsidiary, and (e) payments and transactions under Indebtedness of A&P Meter Service and Supply, Inc. outstanding on the date of the Indenture and performance of and payment for services provided by A&P Meter Service and Supply, Inc. to the Company and its subsidiaries in the ordinary course of business consistent with past practices.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in (a) interest rates, (b) the value of foreign currencies and (c) Oil and Gas Purchase and Sales Contracts.

     "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services (excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business), and all liabilities of such Person incurred in connection with any letters of credit, bankers' acceptances or other similar credit transactions or any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock outstanding on the date of the Indenture or thereafter, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all Production Payments of such Person, (g) all guarantees by such Person of Indebtedness referred to in this definition, (h) all Disqualified Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends and (i) all obligations of such Person under or in respect to currency exchange contracts, oil or natural gas price hedging arrangements and Hedging Obligations. For purposes hereof, the "maximum fixed repurchase price" of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Stock; provided, however, that if such Disqualified Stock is not at the date of determination permitted or required to be repurchased, the "maximum fixed repurchase price" shall be the book value of such Disqualified Stock.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and the acquisition, by purchase or otherwise, of all or substantially all of the business or assets of any other Person.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 10% during a fiscal quarter in the discounted future net cash flows from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisition during the quarter of oil and gas reserves that have been estimated by independent petroleum engineers and on which a report or reports exists and
(ii) any disposition of properties existing at the beginning of such quarter that have been disposed of pursuant to the provisions of the Indenture described under "-- Redemption of the Option of the Holders."

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss, except as provided in (b) below), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale; (including, without limitation, dispositions pursuant to Sale and Leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiary or the extinguishment of any Indebtedness of such Person or any of its Subsidiary, other than any loss arising out of the extinguishment of Indebtedness refinanced with the proceeds of the Notes and other securities issued contemporaneously with the Notes or Indebtedness that was refinanced in June 1996 by such refinanced Indebtedness, (ii) any extraordinary or nonrecurring gain (but not loss, except as provided in (i) above), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss), and (iii) any gain (but not loss) from currency exchange transactions not in the ordinary course of business consistent with past practice.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Indebtedness" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Oil and Gas Business" means the business of the exploration for, and development, acquisition, and production of hydrocarbons, together with activities ancillary thereto (including with limitation, the gathering, processing, treatment, marketing and transportation of such production) and other related energy and natural resources businesses.

     "Oil and Gas Purchase and Sale Contract" means with respect to any Person, any oil and gas agreements and other agreements or arrangements or any combination thereof entered into by such Person in the ordinary course of business and that is designed to provide protection against oil and natural gas price fluctuations.

     "Permitted Investments" means (a) any Investments by the Subsidiaries of the Company in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "-- Repurchase at the Option of Holders -- Asset Sales";
(d) Investments outstanding as of the date of the Indenture; (e) Investments in Wholly Owned Subsidiaries engaged in the Oil and Gas Business and Investments in any Person that, as a result of such Investment (or a series of substantially contemporaneous Investments made pursuant to a single plan) (x) such other Person becomes a Wholly Owned Subsidiary engaged in the Oil and Gas Business or
(y) such other Person that is engaged in the Oil and Gas Business is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to the Company or a Wholly Owned Subsidiary in a transaction permitted under the Indenture; (f) entry into operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations; (g) entry into any hedging arrangements in the ordinary course of business for the purpose of protecting the Company's or any Subsidiaries's production against fluctuations in oil or natural gas prices; (h) shares of money mutual or similar funds having assets in excess of $500,000,000, and (i) Investments in an aggregate amount not to exceed $5,000,000 at any one time outstanding.

     "Permitted Liens" means (a) Liens existing on the date of the Indenture;
(b) Liens securing Indebtedness under the Credit Facility; (c) Liens now or hereafter securing any Hedging Obligations so long as the related Indebtedness is permitted under clauses (v) or (vi) of the second paragraph under "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; (d) Liens securing Permitted Refinancing Indebtedness; provided, that such Liens extend to or cover only the property or assets currently securing the Indebtedness being refinanced; (e) Liens for taxes, assessments and governmental charges not then due or the validity of which is being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP; (f) statutory landlords', carriers', mechanics', workmen's, materialman's, operator's or similar Liens arising in the ordinary course of business for sums not delinquent or being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP; (g) easements, rights of way, restrictions and other similar encumbrances or minor imperfections in title that, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property or services, and in the aggregate do not materially and adversely affect the value of such properties or materially impair use for the purposes of which such properties are held by the Company or any Subsidiaries; (h) Liens on, or related to, properties to secure all or part of the costs (other than Indebtedness) incurred in the ordinary course of business of exploration, drilling, development or operation thereof; (i) judgment and attachment liens not giving rise to an Event of Default or liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been made to the extent required by GAAP; (j) Liens on deposits made in the ordinary course of business; (k) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank; (l) Liens on pipeline or pipeline facilities which arise out of operation of law; (m) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business; (n) liens reserved in oil and gas leases for bonus or rental payments and for compliance with the terms of such leases; (o) Liens arising under partnership agreements, oil and gas leases, farmout agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business and that do not secure Indebtedness; (p)
(i) Liens upon any property of any Person existing at the time of acquisition thereof by the Company or a Subsidiary, (ii) Liens upon any property of a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of such Person to the Company or any Subsidiary, or (iii) Liens upon any property of a Person existing at the time such Person becomes a Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided that in each such case no such Lien shall extend to or cover any property of the Company or any Subsidiary other than the property being acquired and improvements thereon; (q) purchase money Liens granted in connection with the acquisition of assets, provided, that (i) such Liens attach only to the assets so acquired with the purchase money indebtedness secured thereby, (ii) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets, and (iii) such Liens attach no later than 180 days after the acquisition of such assets; and (r) Liens securing Indebtedness incurred as a result of extensions, renewals or replacements of Indebtedness secured by Liens permitted by clauses
(p) or (q), provided, that (i) the principal amount of the Indebtedness so issued and secured by such Lien shall not exceed the principal amount of the Indebtedness so extended, renewed, replaced, exchanged or refinanced and (ii) the Indebtedness so issued and secured by such Lien shall not be secured by any property or assets of the Company or any Subsidiary other than the property or assets subject to the Liens securing such Indebtedness being exchanged or refinanced.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal or accrued amount of the Indebtedness so extended, refinanced, renewed, replaced, deceased or refunded; (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity and a final maturity date equal to or greater than the Weighted Average Life to Maturity and final maturity date, respectively, of the Indebtedness being extended, refinanced, renewed, replaced, deceased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or any Subsidiary Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to the Notes and any Subsidiary Guarantees on terms at least as favorable to the Holders of the Note as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Principal Properties" means the oil and gas properties and other tangible assets and properties owned by Company on the date of the Indenture (collectively, the "Original Principal Properties") and assets and properties of the Company obtained in exchange for any of the Original Principal Properties.

     "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

     "Qualified Stock" means, for any Person, any and all Capital Stock of such Person, other than Disqualified Stock.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Sale and Leaseback Transaction" means, with respect to the Company or any of its Subsidiaries, any arrangement with any Person providing for the leasing by the Company or any of its Subsidiaries as lessee of any principal property, acquired or placed into service more than 180 days prior to such arrangement (except leases of two years or less), whereby such property has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or its Affiliates.

     "Senior Bank Indebtedness" means the Indebtedness outstanding under the Credit Facility.

     "Senior Indebtedness" means (i) the Senior Bank Indebtedness and (ii) any other Indebtedness permitted to be incurred by the Company or any of its Subsidiaries under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed.

     "Senior Revolving Indebtedness" means revolving credit borrowings and letters of credit under the Credit Facility and/or any successor facility or facilities.

     "Subordinated Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries (whether outstanding on the date of the Indenture or thereafter incurred) that is contractually subordinated or junior in right of payment of principal, premium and interest to the Notes or the Subsidiary Guarantees.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50 percent of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company for any purposes of the Indenture.

     "Unrestricted Subsidiary" means any Subsidiary, if designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution and permitted to be so designated pursuant to the terms of the Indenture.

     "Volumetric Production Payments" means volumetric production payment obligations of the Company or any of its Subsidiaries that are or, upon the occurrence of a contingent event, would be recorded as deferred revenue in accordance with GAAP; together with all undertakings and obligations of the Company or any of its Subsidiaries in connection therewith, which will be deemed to constitute debt for borrowed money for purpose of the Indenture.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person
(i) all of the outstanding Capital Stock or other ownership interests of which (other than directors qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or (ii) organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, provided that such Person or one or more Wholly Owned Subsidiaries of such Person, owns the remaining Capital Stock or ownership interest in such Subsidiary and, by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture.

                         BOOK-ENTRY; DELIVERY AND FORM

     Except as described in the next paragraph, the Exchange Notes initially will be represented by one or more permanent global exchange notes (collectively, the "Global Exchange Note"). The Global Exchange Note will be deposited on the Exchange Date with, or on behalf of, DTC and registered in the name of a nominee of DTC.

     Exchange Notes (i) originally purchased by or transferred to "foreign purchasers" or (ii) held by qualified institutional buyers who elect to take physical delivery of their certificates instead of holding their interests through the Global Exchange Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Exchange Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Exchange Note.

     The Global Exchange Note. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Exchange Note, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Exchange Note to the respective accounts of persons who have accounts with such depositary and
(ii) ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Exchange Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Exchange Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

     Payments of the principal, premium (if any) or interest on the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium (if any), and interest on the Global Exchange Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Exchange Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes, or to pledge such securities, such holder must transfer its interest in a Global Exchange Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Exchange Note for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Exchange Note.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following discussion is a summary of certain federal income tax considerations relevant to the exchange of Private Notes for Exchange Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Exchange Notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

     EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING PRIVATE NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF PRIVATE NOTES FOR EXCHANGE NOTES

     The exchange of Private Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Private Notes and, therefore such exchange should not constitute an exchange for federal income tax purposes. Accordingly, such exchange should have no federal income tax consequences to holders of Private Notes.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, during the period required by the Registration Rights Agreement, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commission or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incident to the Exchange Offer (including expenses of one counsel for the Holders of the Private Notes) other than commissions or concessions of any brokers or dealers. Any Private Notes not exchanged in the Exchange Offer for Exchange Notes will remain subject to certain transfer restrictions.

                                 LEGAL MATTERS

     Certain legal matters related to the Exchange Notes offered hereby will be passed upon for the Company by Cotton, Bledsoe, Tighe and Dawson, a Professional Corporation, Midland, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, whose report appears elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statement of revenues and direct operating expenses of the Ballard Acquisition for the year ended December 31, 1996 and the statement of revenues and direct operating expenses of the 1995 Acquisition for the period ended June 12, 1995, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, whose reports appear elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain information appearing in this Prospectus regarding estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom attributable to certain of the Company's properties at January 1, 1997 and January 1, 1998 are based on reports prepared or reviewed by Williamson Petroleum Consultants, Inc. and W. Scott Epley, P.E.

                                    GLOSSARY

     The terms defined in this section are used throughout this Offering Memorandum.

     Adjusted EBITDA. Calculated by adding interest, income taxes, depreciation, depletion and amortization, exploration and abandonment costs and extraordinary loss resulting from extinguishment of debt to net income (loss).

     All-in finding costs. The amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs for oil and gas activities divided by the amount of proved reserves (expressed in BOE) added during the specified period (including the effect on proved reserves of reserve revisions).

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. One billion cubic feet.

     BOE. Barrels of oil equivalent. Determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

     Btu. One British thermal unit. The quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit.

     Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion of an oil or gas well.

     Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Mbbl. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBOE. One thousand barrels of oil equivalent.

     MMBOE. One million barrels of oil equivalent.

     Mmbbls. One million barrels of crude oil or other liquid hydrocarbons.

     Mmbtu. One million Btu's.

     Mcf. One thousand cubic feet.

     Mmcf. One million cubic feet.

     Net acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

     PV-10 Value or Present Value of Estimated Future Net Revenues. The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the specified date.

     Productive Well. A well that is producing oil or gas or that is capable of production.

     Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     Royalty Interest. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of costs of production.

     3-D Seismic. Advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

     Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working Interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

Pro Forma Condensed Financial Statement of Costilla Energy,
  Inc. (Unaudited):
  Pro Forma Condensed Statement of Operations for the year
     ended December 31, 1997................................  F-3
  Notes to Unaudited Pro Forma Condensed Statement of
     Operations.............................................  F-4
Consolidated Financial Statements of Costilla Energy, Inc.:
  Independent Auditors' Report..............................  F-7
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................  F-8
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................  F-9
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1997, 1996 and 1995...........  F-10
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................  F-11
  Notes to Consolidated Financial Statements................  F-12
Financial Statements of the Ballard Acquisition:
  Independent Auditors' Report..............................  F-32
  Statements of Revenues and Direct Operating Expenses for
     the year ended December 31, 1996 and the Six Months
     ended June 30, 1997 and 1996 (Unaudited)...............  F-33
  Notes to the Statements of Revenues and Direct Operating
     Expenses...............................................  F-34
Financial Statements of the 1995 Acquisition:
  Independent Auditors' Report..............................  F-37
  Statement of Revenues and Direct Operating Expenses for
     the period ended June 12, 1995.........................  F-38
  Notes to the Statement of Revenues and Direct Operating
     Expenses...............................................  F-39

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

     The unaudited Pro Forma Condensed Statement of Operations of the Company has been prepared to give effect to the Ballard Acquisition and the sale of the Private Notes as if such transactions had taken place on January 1, 1997. The Pro Forma Condensed Statement of Operations of the Company is not necessarily indicative of the results for the period presented had the Ballard Acquisition and the sale of the Private Notes taken place on January 1, 1997. In addition, future results may vary significantly from the results reflected in the accompanying Pro Forma Condensed Statement of Operations because of normal production declines, changes in product prices, and the success of future exploration and development activities, among other factors. This information should be read in conjunction with the Consolidated Financial Statements of Costilla Energy, Inc. and the Statements of Revenues and Direct Operating Expenses with respect to the properties acquired in the Ballard Acquisition.

                             COSTILLA ENERGY, INC.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED
                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRE OFFERING    PRO FORMA     PRO FORMA
                             COSTILLA       BALLARD      PRO FORMA      COSTILLA      OFFERING       COSTILLA
                           ENERGY, INC.   ACQUISITION   ADJUSTMENTS   ENERGY, INC.   ADJUSTMENTS   ENERGY, INC.
                           ------------   -----------   -----------   ------------   -----------   ------------
Revenues.................    $ 76,501       $5,688                      $ 82,189                     $ 82,189
Expenses:
  Oil and gas
     production..........      30,029        2,603                        32,632                       32,632
  General and
     administrative......       8,407                      1,120(1)        9,527                        9,527
  Exploration and
     abandonments........       6,588                        200(2)        6,788                        6,788
  Depreciation, depletion
     and amortization....      26,409                      2,030(3)       28,439                       28,439
  Impairment of oil and
     gas properties......      28,189                                     28,189                       28,189
  Interest...............      12,979                      2,010(4)       14,989       (14,989)(5)     19,053
                                                                                        19,053(5)
                             --------       ------                      --------                     --------
                              112,601        2,603                       120,564                      124,628
                             --------       ------                      --------                     --------
Income (loss) before
  federal income taxes
  and extraordinary
  item...................     (36,100)       3,085                       (38,375)                     (42,439)
Provision for federal
  income taxes
  Current................          62                                         62                           62
  Deferred...............          90                                         90                           90
                             --------       ------                      --------                     --------
Income (loss) before
  extraordinary item.....    $(36,252)      $3,085                      $(38,527)                    $(42,591)
                             ========       ======                      ========                     ========
Income (loss) per share
  before extraordinary
  item...................    $     --                                   $  (3.71)                    $  (4.10)
                             ========                                   ========                     ========
Weighted average shares
  outstanding............      10,383                                     10,383                       10,383
                             ========                                   ========                     ========

See accompanying notes to unaudited pro forma condensed statement of operations.

                             COSTILLA ENERGY, INC.

         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

(1) BASIS OF PRESENTATION

     The Pro Forma Condensed Statement of Operations of the Company have been prepared to give effect to the Ballard Acquisition and the sale of the Private Notes as if such transactions had taken place on January 1, 1997. The Ballard Acquisition is accounted for by the purchase method.

          Costilla Energy, Inc. -- Represents the historical consolidated statement of operations for the year ended December 31, 1997.

          Ballard Acquisition -- Represents the revenues and direct operating expenses of the properties acquired in the Ballard Acquisition for the period from January 1, 1997 to August 28, 1997 (date of the Ballard Acquisition).

(2) PRO FORMA ENTRIES

     (1) To record the incremental general and administrative expenses incurred at a contractual rate of approximately $140,000 per month as a result of the Ballard Acquisition.

     (2) To record the incremental geological and geophysical expenses incurred at a contractual rate of approximately $25,000 per month as a result of the Ballard Acquisition.

     (3) To record estimated incremental depletion expense for the properties acquired in the Ballard Acquisition from January 1, 1997 through August 28, 1997 (date of the Ballard Acquisition).

     (4) To adjust interest expense to reflect additional borrowings for the properties acquired in the Ballard Acquisition from January 1, 1997 to August 28, 1997 (date of the Ballard Acquisition). Also included is the amortization of loan fees of $478,000 over a five-year period.

     Incremental interest expense includes the following components:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Additional interest on borrowings associated with the
  Ballard Acquisition.......................................      1,946
Amortization of loan fees...................................         64
                                                                 ------
                                                                 $2,010
                                                                 ======

     (5) To reverse interest on existing debt and to adjust interest expense to reflect issuance of the Private Notes at 10.25% plus the amortization of estimated debt issuance costs over the remaining life of the Notes which mature on October 1, 2006 ($832,000 annually). Completion of the Exchange Offer and issuance of the Exchange Notes will have an insignificant effect on interest expense.

                             COSTILLA ENERGY, INC.

(3) SUPPLEMENTAL PRO FORMA OIL AND GAS RESERVE INFORMATION

  Estimated Quantities of Proved Oil and Gas Reserves

     The estimates of proved oil and gas reserves, which are located in the United States, were prepared by the Company as of January 1, 1997 and December 31, 1997. Reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations, except by contractual arrangements. The Company has presented the pro forma reserve estimates utilizing an oil price of $15.29 per Bbl and a gas price of $2.20 per Mcf as of December 31, 1997. The pro forma information assumes that the Ballard Acquisition took place on January 1, 1997.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise that those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                                      UNITED STATES             MOLDOVA                 TOTAL
                                   --------------------   --------------------   --------------------
                                    OIL AND     NATURAL    OIL AND     NATURAL    OIL AND     NATURAL
                                   CONDENSATE     GAS     CONDENSATE     GAS     CONDENSATE     GAS
                                    (MBbls)     (MMcf)     (MBbls)     (MMcf)     (MBbls)     (MMcf)
                                   ----------   -------   ----------   -------   ----------   -------
Total Proved Reserves:
Balance, January 1, 1997.........    21,254     132,607       --           --      21,254     132,607
  Revisions of previous
     estimates...................    (4,412)     (1,084)      --           --      (4,412)     (1,084)
  Extensions and discoveries.....     2,465      58,888      395        1,318       2,860      60,206
  Production.....................    (2,685)    (15,349)      --           --      (2,685)    (15,349)
  Sales of minerals-in-place.....    (2,065)    (27,743)      --           --      (2,065)    (27,743)
                                     ------     -------      ---        -----      ------     -------
Balance, December 31, 1997.......    14,557     147,319      395        1,318      14,952     148,637
                                     ======     =======      ===        =====      ======     =======
Proved Developed Reserves:
  January 1, 1997................    18,156      99,901       --           --      18,156      99,901
  December 31, 1997..............    10,646      84,558       --          359      10,646      84,917

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

     The standardized measure of discounted future net cash flows is computed by applying period-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future expenditures (based on period-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on period-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

     Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks

                             COSTILLA ENERGY, INC.

associated with future production. Because of these and other considerations, estimates of fair value are necessarily subjective and imprecise.

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                             ---------------------------------------
                                                             UNITED STATES     MOLDOVA      TOTALS
                                                             -------------   -----------   ---------
                                                                           (THOUSANDS)
Future cash flows..........................................    $ 547,584       $ 9,063     $ 556,647
Future costs:
  Production...............................................     (205,454)       (1,943)     (207,397)
  Development..............................................      (41,291)       (2,572)      (43,863)
                                                               ---------       -------     ---------
Future net cash flows before income taxes..................      300,839         4,548       305,387
Future income taxes........................................       31,249           951        32,200
                                                               ---------       -------     ---------
Future net cash flows......................................      269,590         3,597       273,187
10% annual discount for estimated timing of cash flows.....      (95,704)       (1,560)      (97,264)
                                                               ---------       -------     ---------
Standardized measure of discounted net cash flows..........    $ 173,886       $ 2,037     $ 175,923
                                                               =========       =======     =========

---------------

     Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                             ---------------------------------------
                                                             UNITED STATES     MOLDOVA      TOTALS
                                                             -------------   -----------   ---------
                                                                           (THOUSANDS)
Increase (decrease):
  Extensions and discoveries and improved recovery, net of
     future production and development costs...............    $  69,140       $2,576      $  71,716
  Accretion of discount....................................       37,312           --         37,312
  Net change in sales prices net of production cost........     (170,943)          --       (170,943)
  Changes in estimated future development costs............        2,272           --          2,272
  Revisions of quantity estimates..........................      (17,890)          --        (17,890)
  Net change in income taxes...............................       47,574         (539)        47,035
  Sales, net of production costs...........................      (49,557)          --        (49,557)
  Sales of minerals in place...............................      (29,975)          --        (29,975)
  Changes of production rates (timing) and other...........       17,790           --         17,790
                                                               ---------       ------      ---------
     Net increase (decrease)...............................      (94,277)       2,037        (92,240)
  Standardized measure of discounted future net cash flows:
     Beginning of period...................................      268,163           --        268,163
                                                               ---------       ------      ---------
     End of period.........................................    $ 173,886       $2,037      $ 175,923
                                                               =========       ======      =========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Costilla Energy, Inc.:

     We have audited the consolidated financial statements of Costilla Energy, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Costilla Energy, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Midland, Texas
March 6, 1998

                             COSTILLA ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
Current assets:
  Cash and cash equivalents.................................    $  3,615        $ 12,618
  Accounts receivable:
     Trade, net.............................................       5,241           6,675
     Affiliates.............................................          --             332
     Oil and gas sales......................................       9,312           9,031
  Prepaid and other current assets..........................         912           1,753
                                                                --------        --------
          Total current assets..............................      19,080          30,409
                                                                --------        --------
Property, plant and equipment, at cost:
  Oil and gas properties, using the successful efforts
     method of accounting:
     Proved properties......................................     199,355         140,477
     Unproved properties....................................      35,971           4,482
  Accumulated depletion, depreciation and amortization......     (71,152)        (20,435)
                                                                --------        --------
                                                                 164,174         124,524
  Other property and equipment, net.........................       3,766           2,420
                                                                --------        --------
          Total property, plant and equipment...............     167,940         126,944
                                                                --------        --------
Other assets:
  Deferred charges..........................................       4,212           4,503
  Note receivable -- other..................................          --             250
  Other.....................................................       2,856             684
                                                                --------        --------
          Total other assets................................       7,068           5,437
                                                                --------        --------
                                                                $194,088        $162,790
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................    $     98        $     98
  Trade accounts payable....................................      22,490          12,718
  Undistributed revenue.....................................       4,566           3,517
  Other current liabilities.................................       3,437           3,756
                                                                --------        --------
          Total current liabilities.........................      30,591          20,089
                                                                --------        --------
Long-term debt, less current maturities.....................     163,087         100,262
                                                                --------        --------
Other noncurrent liabilities................................          --           1,870
                                                                --------        --------
Stockholders' equity:
  Preferred stock, $.10 par value (3,000,000 shares
     authorized; no shares outstanding).....................          --              --
  Common stock, $.10 par value (20,000,000 shares
     authorized; 10,150,500 shares outstanding at December
     31, 1997 and 10,475,000 shares outstanding at December
     31, 1996)..............................................       1,015           1,047
  Additional paid-in capital................................      37,425          41,081
  Retained deficit..........................................     (38,030)         (1,559)
                                                                --------        --------
          Total stockholders' equity........................         410          40,569
                                                                --------        --------
Commitments and contingencies...............................          --              --
                                                                --------        --------
                                                                $194,088        $162,790
                                                                ========        ========

          See accompanying notes to consolidated financial statements.

                             COSTILLA ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------    -------    -------
Revenues:
  Oil and gas sales.........................................  $ 72,300    $53,919    $21,693
  Interest and other........................................       940         40        123
  Gain on sale of assets....................................     3,261      1,067         --
                                                              --------    -------    -------
                                                                76,501     55,026     21,816
                                                              --------    -------    -------
Expenses:
  Oil and gas production....................................    30,029     21,325     10,024
  Oil and gas production -- affiliates......................        --        449        331
  General and administrative................................     8,407      4,682      2,910
  General and administrative -- affiliates..................        --        556        661
  Compensation related to option settlement.................        --         --        656
  Exploration and abandonments..............................     6,588      2,550      1,652
  Depreciation, depletion and amortization..................    26,409     12,430      5,958
  Impairment of oil and gas properties......................    28,189         --         --
  Interest..................................................    12,979     11,281      4,591
                                                              --------    -------    -------
                                                               112,601     53,273     26,783
                                                              --------    -------    -------
     Income (loss) before federal income taxes and
       extraordinary item...................................   (36,100)     1,753     (4,967)
Provision for federal income taxes
  Current...................................................        62        176          3
  Deferred..................................................        90      1,042         --
                                                              --------    -------    -------
     Income (loss) before extraordinary item................   (36,252)       535     (4,970)
     Extraordinary loss resulting from early extinguishment
       of debt, net of deferred tax benefit of $129 and
       $1,042...............................................      (219)    (4,975)        --
                                                              --------    -------    -------
          Net loss..........................................  $(36,471)   $(4,440)   $(4,970)
                                                              ========    =======    =======
Preferred return and accretion of redeemable members'
  capital...................................................  $     --    $(3,930)   $(2,842)
                                                              ========    =======    =======
Loss before extraordinary item applicable to common
  equity....................................................  $(36,252)   $(3,395)   $(7,812)
                                                              ========    =======    =======
Net loss applicable to common equity........................  $(36,471)   $(8,370)   $(7,812)
                                                              ========    =======    =======
Loss per share:
  Loss before extraordinary item............................  $  (3.49)   $ (0.52)   $ (1.50)
  Extraordinary loss resulting from early extinguishment of
     debt, net of deferred tax benefit......................     (0.02)     (0.77)        --
                                                              --------    -------    -------
          Net loss..........................................  $  (3.51)   $ (1.29)   $ (1.50)
                                                              ========    =======    =======
Weighted average shares outstanding.........................    10,383      6,473      5,200
                                                              ========    =======    =======

          See accompanying notes to consolidated financial statements.

                             COSTILLA ENERGY, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                             TOTAL
                                                                                         STOCKHOLDERS'
                                                                ADDITIONAL   RETAINED     EQUITY AND
                                         PREDECESSOR   COMMON    PAID-IN     EARNINGS     PREDECESSOR
                                           CAPITAL     STOCK     CAPITAL     (DEFICIT)      CAPITAL
                                         -----------   ------   ----------   ---------   -------------
Balance at December 31, 1994
  (Predecessor)........................    $  (747)    $  --     $     --    $     --      $   (747)
  Issuance of predecessor interest.....      1,266        --           --          --         1,266
  Issuance costs.......................       (753)       --           --          --          (753)
  Net loss.............................     (4,970)       --           --          --        (4,970)
  Withdrawals..........................        (55)       --           --          --           (55)
  Imputed capital contribution on
     settlement of option..............        656        --           --          --           656
  Preferred return and accretion of
     redeemable predecessor capital....     (2,842)       --           --          --        (2,842)
                                           -------     ------    --------    --------      --------
Balance at December 31, 1995
  (Predecessor)........................     (7,445)       --           --          --        (7,445)
  Net loss.............................     (2,881)       --           --      (1,559)       (4,440)
  Preferred return and accretion of
     redeemable predecessor capital....     (2,456)       --           --          --        (2,456)
  Common stock issued, net.............         --       527       60,052          --        60,579
  Distributions to members.............     (4,218)       --        4,218          --            --
  Transfer of predecessor capital and
     issuance of common stock pursuant
     to the Offerings..................     17,000       520      (23,189)         --        (5,669)
                                           -------     ------    --------    --------      --------
Balance at December 31, 1996...........         --     1,047       41,081      (1,559)       40,569
  Net loss.............................         --        --           --     (36,471)      (36,471)
  Common stock issued, net.............         --         1           74          --            75
  Common stock repurchased and
     retired...........................         --       (33)      (3,730)         --        (3,763)
                                           -------     ------    --------    --------      --------
Balance at December 31, 1997...........    $    --     $1,015    $ 37,425    $(38,030)     $    410
                                           =======     ======    ========    ========      ========

          See accompanying notes to consolidated financial statements.

                             COSTILLA ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1996        1995
                                                     ---------   ---------   --------
Cash flows from operating activities:
  Net loss.........................................  $ (36,471)  $  (4,440)  $ (4,970)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Depreciation, depletion and amortization......     26,409      12,430      5,958
     Impairment of oil and gas properties..........     28,189          --         --
     Exploration and abandonments..................      1,517         491         --
     Amortization of deferred charges..............        262       1,131        137
     Deferred income tax expense...................        (39)         --         --
     Allowance for doubtful accounts...............        208          --         --
     Other noncash.................................         --         103        (75)
     Compensation related to option settlement.....         --          --        656
     Gain on sale of oil and gas properties........     (3,261)     (1,067)        --
     Extraordinary loss resulting from early
       extinguishment of debt......................        348       6,017         --
     Gain on investment transactions...............       (534)         --         --
                                                     ---------   ---------   --------
                                                        16,628      14,665      1,706
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts
          receivable...............................      1,485      (8,462)    (4,818)
       Decrease (increase) in other assets.........     (3,585)     (1,076)      (216)
       Increase (decrease) in accounts payable.....     10,822       6,067      3,745
       Increase (decrease) in other liabilities....       (318)      4,475      2,655
       Increase (decrease) in deferred revenue.....         --      (3,319)     3,294
                                                     ---------   ---------   --------
          Net cash provided by operating
            activities.............................     25,032      12,350      6,366
                                                     ---------   ---------   --------
Cash flows from investing activities:
  Additions to oil and gas properties..............   (111,580)    (67,010)   (61,500)
  Proceeds from sale of oil and gas properties.....     21,327       6,388         --
  Additions to other property and equipment........     (2,344)     (3,007)      (720)
  Advances on notes receivable --  other...........         --        (500)        --
  Advances on affiliate notes receivable...........         --          --       (247)
                                                     ---------   ---------   --------
          Net cash used in investing activities....    (92,597)    (64,129)   (62,467)
                                                     ---------   ---------   --------
Cash flows from financing activities:
  Borrowings under long-term debt..................     96,304     228,707     62,704
  Payments of long-term debt.......................    (33,480)   (199,840)   (11,232)
  Proceeds from issuance of common stock, net......         75      60,579         --
  Purchase of common stock.........................     (3,763)         --         --
  Proceeds from redeemable predecessor capital.....         --          --     10,000
  Deferred loan and financing costs................       (574)     (8,191)    (2,587)
  Redemption of member's interest..................         --     (15,506)        --
  Distributions to members and withdrawals.........         --      (4,218)       (55)
                                                     ---------   ---------   --------
          Net cash provided by financing
            activities.............................     58,562      61,531     58,830
                                                     ---------   ---------   --------
Net increase (decrease) in cash and cash
  equivalents......................................     (9,003)      9,752      2,729
Cash and cash equivalents, beginning of period.....     12,618       2,866        137
                                                     ---------   ---------   --------
Cash and cash equivalents, end of period...........  $   3,615   $  12,618   $  2,866
                                                     =========   =========   ========

          See accompanying notes to consolidated financial statements.

                             COSTILLA ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND NATURE OF OPERATIONS

     Costilla Energy, Inc. ("Costilla" or the "Company") was incorporated in Delaware in June 1996 to consolidate and continue the activities previously conducted by Costilla Energy, L.L.C., a Texas limited liability company, and its wholly owned subsidiaries, to acquire the assets of CSL Management Corporation ("CSL") (which owned certain office equipment used by the Company), and to acquire the stock of Valley Gathering Company ("Valley"). Costilla was formed for the purpose of conducting a $60 million initial public offering of common stock and a $100 million senior notes offering (the "Offerings"), which Offerings were completed in early October 1996.

     The Company is an oil and gas exploration and production concern with properties located principally in South and East Texas, the Rocky Mountains and the Permian Basin regions of the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     As of December 31, 1997 and 1996, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company proportionately consolidates less than 100%-owned oil and gas partnerships and joint ventures in accordance with industry practice. All significant accounts and transactions between the Company and its subsidiaries have been eliminated.

     At December 31, 1996 Costilla had three wholly owned subsidiaries: (i) Costilla Petroleum Corporation, a Texas corporation ("CPC"), which operated properties owned by Costilla and owned minor interests in the same properties,
(ii) Statewide Minerals, Inc., a Texas corporation ("Statewide"), which had engaged in the purchase of small royalty and mineral interests; and (iii) Valley, which owned several small gas gathering systems, a small gas processing plant, certain salt water disposal systems and gas compressors. Costilla and CPC were the sole members of two Texas limited liability companies through which the Company's Moldovan operations are conducted.

     On January 1, 1997 CPC was merged into its parent and Costilla assumed the business, assets and liabilities of CPC. On March 1, 1997 Valley was merged into its parent and Costilla assumed the business, assets and liabilities of Valley. On March 5, 1997 Statewide was dissolved. This dissolution was effected for administrative purposes subsequent to the sale on December 31, 1996 of substantially all of the assets of Statewide for net proceeds of approximately $3.0 million. The remaining unsold producing oil and gas properties were transferred to Costilla on December 31, 1996.

  Use of Estimates

     Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and depository accounts held by banks.

  Concentrations of Credit Risk

     Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of unsecured accounts receivable from unaffiliated working interest owners and crude oil and natural

                             COSTILLA ENERGY, INC.

gas purchasers. During the year ended December 31, 1997, the Company had sales to two customers each which exceeded 10% of total revenues, one for 14.5% and another for 12.2%. During the year ended December 31, 1996, the Company had sales to one customer which accounted for 11.2% of total revenues.

  Trade Receivables

     Trade receivables generally consist of amounts due from outside working interest owners for their proportionate share of drilling and operating costs incurred by the Company, as operator of the related properties.

  Hedging and Derivative Financial Instruments

     The financial instruments that the Company accounts for as hedging contracts must meet the following criteria: the underlying asset or liability must expose the Company to price or interest rate risk that is not offset in another asset or liability, the hedging contract must reduce that price or interest rate risk, and the instrument must be designated as a hedge at the inception of the contract and throughout the contract period. In order to qualify as a hedge, there must be clear correlation between changes in the fair value of the financial instrument and the fair value of the underlying asset or liability such that changes in the market value of the financial instrument will be offset by the effect of price or interest rate changes on the exposed items.

     Premiums paid for commodity option contracts and interest rate swap agreements which qualify as hedges are amortized to oil and gas sales and interest expense, respectively, over the terms of the agreements. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under the commodity option contracts and interest rate swap agreements are accrued as an increase in oil and gas sales and a reduction of interest expense, respectively, for the applicable periods. When these derivative financial instruments cease to qualify as hedges, these instruments are classified as investments held for trading purposes. Investments held for trading purposes are marked to market at the end of each reporting period and the net balance change is recorded as other income (loss) in the consolidated statement of operations for the applicable period.

  Oil and Gas Properties

     The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

     Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives of the assets, which range from 5 to 7 years.

     On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the amount received is treated as a reduction of the cost of the interest retained.

     On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been

                             COSTILLA ENERGY, INC.

assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

  Impairment of Long-Lived Assets

     As of January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("FAS 121"). Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows, on a depletable unit basis, is less than the carrying amount of such assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined based upon discounted future net cash flows.

  Deferred Charges

     The Company capitalized certain costs incurred in connection with the issuance of $100 million of senior notes and with obtaining the Revolving Credit Facility (see Note 7 for definitions and descriptions of each). These costs are being amortized over the lives of the related instruments.

  Revenue Recognition

     The Company uses the sales method of accounting for crude oil revenues. Under this method, revenues are recognized based on actual volumes of oil sold to purchasers.

     The Company uses the entitlements method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual production of natural gas. As of December 31, 1997, the Company had recorded a net gas imbalance receivable for gas previously produced of approximately $2,341,000, comprised of approximately 1,496,000 mcf at a net price of $1.56 per mcf.

  Stock-based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company has only adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). See
Note 12 for the pro forma disclosures of compensation expense determined under the fair-value provisions of SFAS 123.

  Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

                             COSTILLA ENERGY, INC.

  Earnings Per Share

     In February, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which simplifies the existing standards for computing earnings per share ("EPS") and makes them comparable to international standards. In accordance with the provisions of FAS 128, the Company adopted FAS 128 in its year ended December 31, 1997 financial statements, although no restatement of prior period EPS information has been necessary. Under FAS 128, primary EPS is replaced by "basic" EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully-diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For the years ended December 31, 1997, 1996 and 1995, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted net loss per share were the same. Basic and diluted net income (loss) per share is reduced by the preferred return, accretion and redemption premium on redeemable members' capital for the years ended December 31, 1996 and 1995. For the periods prior to the Offerings, the weighted average shares outstanding attributable to predecessor capital are the 5,200,000 shares issued to the predecessor members upon conversion of the LLC.

  Environmental

     The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally recorded at their undiscounted amounts unless the amount and timing of payments is fixed or reliably determinable.

  Reclassifications

     Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 and 1997 presentation.

(3) ACQUISITION OF OIL AND GAS PROPERTIES

     On August 28, 1997, the Company consummated the purchase from Ballard Petroleum LLC ("Ballard") of certain oil and gas properties for an adjusted purchase price of approximately $41.2 million (the "Ballard Acquisition"). The properties are located primarily in the Rocky Mountain region of the United States. The transaction was accounted for using the purchase method. The results of operations of the acquired properties are included in the Consolidated Statements of Operations as of the acquisition closing date, August 28, 1997. In addition, the Company and Ballard have entered into an Acquisition and Exploration Agreement that establishes an area of mutual interest in the Rocky Mountain region in which the parties will jointly own, acquire, explore and develop oil and gas properties.

     On June 14, 1996, the Company consummated the purchase from Parker and Parsley Petroleum Company of certain oil and gas properties for an adjusted purchase price of approximately $38.7 million (the "1996 Acquisition"). The properties are located primarily in south and west Texas. The transaction was accounted for using the purchase method. The results of operations of the acquired properties are included in the Consolidated Statements of Operations as of the acquisition closing date, June 14, 1996. The Company

                             COSTILLA ENERGY, INC.

subsequently sold for approximately $3.3 million its wholly-owned subsidiary, Costilla Pipeline Corporation, which owned the Three Rivers Pipeline purchased in the 1996 Acquisition. Certain other acquired properties, which were located outside the Company's areas of strategic focus, were sold in 1996. No gain or loss was recorded on these sales.

     In June 1995 the Company acquired a group of oil and gas properties from Parker and Parsley Petroleum Company for an adjusted purchase price of approximately $46.6 million (the "1995 Acquisition"). The properties are located in the Permian Basin, Gulf Coast and Rocky Mountain regions. The transaction was accounted for using the purchase method. The results of operations of the acquired properties are included in the Consolidated Statements of Operations as of the acquisition date of June 12, 1995. Certain other acquired properties, which were located outside the Company's areas of strategic focus, were sold in 1995. No gain or loss was recorded on these sales.

  Pro Forma Results of Operations (unaudited)

     The following table reflects the pro forma results of operations as though the 1996 Acquisition , net of the related properties sold, and the Ballard Acquisition had occurred on January 1, 1996. The pro forma amounts are not necessarily indicative of the results that may be reported in the future.

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Revenues....................................................  $ 82,189    $75,563
Net income (loss) before extraordinary item.................   (39,029)     1,007
Net income (loss) per share before extraordinary item.......     (3.76)      0.10

(4) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company adopted FAS 121 effective as of January 1, 1995. FAS 121 requires that long-lived assets held and used by an entity, including oil and gas properties accounted for under the successful efforts method of accounting, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets to be disposed of are to be accounted for at the lower of carrying amount or fair value less cost to sell when management has committed to a plan to dispose of the assets. All companies, including successful efforts oil and gas companies, were required to adopt FAS 121 for fiscal years beginning after December 15, 1995.

     In order to determine whether an impairment had occurred at December 31, 1997, the Company estimated the expected future cash flows of its oil and gas properties on a depletable unit basis and compared such future cash flows to the carrying amount of the related oil and gas properties to determine if the carrying amount was recoverable. If the costs of a depletable unit did not appear to be recoverable, impairment on the depletable unit was recorded equal to the difference between the estimated present value and the costs. These estimates of net undiscounted cash flow and estimated present values for the Company's total oil and gas reserves were based upon the non-escalated prices used in the Company's December 31, 1997 reserve report. Based on this process, a noncash pre-tax writedown of $28,189,000 in the carrying amount of the Company's proved properties was recorded at December 31, 1997. No writedown in the carrying amount of the Company's proved properties was recorded at December 31, 1996.

(5) DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments to manage well-defined interest rate and commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements and its commodity hedges. The Company only deals with reputable

                             COSTILLA ENERGY, INC.

financial institutions as counterparties and anticipates that such counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.

     Commodity Hedges. The Company utilizes option contracts to hedge the effect of price changes on future oil and gas production. If market prices of oil and gas exceed the strike price of put options, the options will expire unexercised, therefore, reducing the effective price received for oil and gas sales by the cost of the related option. If market prices of oil and gas exceed the strike price of call options, the Company is obligated to pay the contracting counterparty an amount equal to the contracted volumes times the difference between the market price and the strike price, therefore, reducing the effective price received for oil and gas sales by the amount paid to the counterparty.

     The net effect of the Company's commodity hedging activities reduced oil and gas revenues by $1,226,000, $1,705,000, and $80,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at December 31, 1997:

                            OIL            GAS
                        DAILY VOLUME   DAILY VOLUME                          STRIKE PRICE
                           (BBLS)        (MMBTU)            TERM            PER BBL/MMBTU
                        ------------   ------------         ----            -------------
Oil:
  1998................     6,500             --       Jan. 98 - Aug. 98   $18.50 - $22.55(a)
Gas:
  1998................        --          5,000       Jan. 98 - Oct. 98        $2.00(b)

---------------

(a) Represents the strike prices of a collar established with the purchase of a put option contract and the sale of a call option contract.

(b) Represents the strike price on a purchased put option contract.

     In March 1998 the Company purchased put options on 40,000 Mmbtu of gas per day, establishing a floor price of $2.15 per Mmbtu, and sold call options on 40,000 Mmbtu of gas per day, establishing a ceiling price at $2.55 per Mmbtu, for the period April 1998 through October 1998.

     Interest Rate Swap Agreements. Prior to the Offerings, the Company utilized two interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate long-term debt. Concurrent with the issuance of the $100 million of 10.25% fixed-rate senior notes in early October 1996, the two interest rate swap agreements ceased to be hedges. These interest rate swap agreements were marked-to-market and the related liability recorded. The liability for the two interest rate swap agreements was $1,712,000 at December 31, 1996. A $60 million interest rate swap agreement expired in May 1997. As a result of the Company's borrowings against its line of credit, which bears interest on a floating rate basis, the remaining $24 million interest rate swap agreement again fully qualified as a hedge in August 1997. At each borrowing date from October 1996 to August 1997, a portion of the interest rate swap agreement was marked-to-market with the resulting gains or losses recorded as investment income or loss while the hedge portion was being amortized over the remaining life of the agreement. As a result of expiration and marking the agreements to market, the Company recorded a net investment gain of approximately $510,000 during the year ended December 31, 1997. Concurrent with the payment of all of the Company's floating rate debt from proceeds of the 1998 Notes (as defined and discussed in Note 7), the interest rate swap agreement ceased to qualify as a hedge. As a result of marking-to-market the interest rate swap agreement at that time, the Company recorded an additional liability of approximately $23,000. The interest rate swap agreement in place as of December 31, 1997 has a notional amount of $24 million with a fixed rate of 7.5% and will expire in January, 1999.

                             COSTILLA ENERGY, INC.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                    1997                  1996
                                             -------------------   -------------------
                                             CARRYING     FAIR     CARRYING     FAIR
                                              AMOUNT     VALUE      AMOUNT     VALUE
                                             --------   --------   --------   --------
                                                          (IN THOUSANDS)
Financial Assets:
  Cash, cash equivalents and restricted
     cash..................................  $  3,615   $  3,615   $ 12,618   $ 12,618
  Receivables (trade)......................     5,241      5,241      6,675      6,675
  Receivables (oil and gas sales)..........     9,312      9,312      9,031      9,031
  Commodity option contracts...............       190      1,488        592     (2,172)
  Gas imbalances receivable................     2,341      3,087         --         --
  Notes receivable -- affiliate............       476        476        684        542
  Notes receivable -- other................       250        250        500        500
Financial liabilities:
  Payables (trade).........................    22,490     22,490     12,718     12,718
  Long-term debt...........................   163,087    167,587    100,262    105,512
  Interest rate swap and option
     agreements............................       521        493      1,712      1,712

     The carrying amounts shown in the table are included in the statement of financial position under the indicated captions.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Cash, trade receivables, notes receivable-other and trade payables:
     The carrying amounts approximate fair value because of the short maturity of those instruments.

          Commodity option contracts: The carrying amount comprises the unamortized premiums paid for the option contracts. The fair value is estimated using option pricing models and essentially values the potential for the option contracts to become in-the-money through changes in commodity prices during the remaining terms.

          Gas imbalances receivable: The carrying amount reflects the net quantity of gas imbalances receivable based upon current prices at December 31, 1997.

          Notes receivable -- affiliate: The amounts reported relate to notes receivable from an affiliated company. The carrying amount reflects an estimate of net present value using an assumed annual interest rate of 9% based upon the anticipated note payment schedule.

          Long-term debt: The fair value of the Company's long-term debt is based upon the quoted market price for the senior notes at December 31, 1997 and 1996 and the carrying amounts outstanding under the two credit facilities at December 31, 1997 (see Note 7 for a complete discussion of long-term debt).

          Interest rate swap agreements: At December 31, 1997, the Company had an interest rate swap agreement outstanding with a notional amount of $24 million. This agreement is more fully described in Note 5. The carrying amount is equal to the sum of the unamortized premiums paid for the agreement and the fair value. The fair values of each of the open interest rate swap agreements was obtained from

                             COSTILLA ENERGY, INC.

     bank quotes and represent the estimated amount the Company would pay upon termination of the agreements at December 31, 1997 and 1996, taking into consideration interest rates at that date.

(7) LONG-TERM DEBT

     Long-term debt consists of the following (thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
10.25% Senior Notes due 2006................................  $100,000    $100,000
Revolving Credit Facility...................................    33,000         100
Acquisition Credit Facility.................................    30,000          --
Other notes payable.........................................       185         260
                                                              --------    --------
                                                               163,185     100,360
  Less current maturities...................................        98          98
                                                              --------    --------
                                                              $163,087    $100,262
                                                              ========    ========

     In August 1997, the Company entered into a credit agreement (the "Revolving Credit Facility") with Bankers Trust Company, as agent, to refinance its existing bank indebtedness and to finance a portion of the Ballard Acquisition purchase price. The Revolving Credit Facility provides for a maximum availability of $75.0 million, $33.0 million of which was borrowed at December 31, 1997 against an available borrowing base of $36.5 million at such date. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at a floating rate which is at or above the Lender's prime rate or above the applicable Eurodollar rate, depending on the percentage of committed funds which have been borrowed. Interest is payable quarterly as to base rate loans, and at the end of the applicable interest period as to Eurodollar loans. The borrowing base of the Revolving Credit Facility is automatically reduced by 5% each quarter beginning in August 1999, and payments of principal are required in each quarter in which the outstanding principal balance is greater than the reduced borrowing base. The remaining balance is payable on August 28, 2002, the maturity date of the Revolving Credit Facility. Under the Revolving Credit Facility, the Company is obligated to pay certain fees to the lender, including a commitment fee based on the unused portion of the commitment. The Revolving Credit Facility contains customary restrictive covenants (including restrictions on the payment of dividends and the incurrence of additional indebtedness) and requires the Company to maintain (i) a current ratio of not less than 1.0 to 1.0, including amounts available under the Revolving Credit Facility and excluding current maturities under the Revolving Credit Facility and the Acquisition Credit Facility, (ii) a ratio of EBITDA to interest expense of not less than 2.50 to 1 and (iii) a minimum tangible net worth. Borrowings under the Revolving Credit Facility are secured by substantially all of the assets of the Company.

     In August 1997, the Company also entered into a second credit agreement (the "Acquisition Credit Facility") with Bankers Trust Company, as agent, to provide funds for a substantial portion of the Ballard Acquisition purchase price. The Acquisition Credit Facility is a term loan in the amount of $30.0 million and is subject to a borrowing base to be determined at least semi-annually. Borrowings under the Acquisition Credit Facility bear interest, at the Company's option, at a floating rate which is above the Lender's prime rate or the applicable Eurodollar rate. Interest is payable quarterly as to base rate loans, and at the end of the applicable interest period as to Eurodollar loans. Principal payments commence in February 1998, and are $1.7 million quarterly for the first year and $1.4 million each quarter thereafter for two years, with all remaining amounts due at maturity, February 28, 2001. Borrowings under the Acquisition Credit Facility are secured by the assets acquired in the Ballard Acquisition.

     In October 1996, the Company issued $100 million aggregate principal amount of 10.25% Senior Notes due October 1, 2006 (the "Notes"). The Notes were sold at par and interest is payable April 1 and October 1,

                             COSTILLA ENERGY, INC.

commencing April 1, 1997. The Notes may not be redeemed prior to October 1, 2001, and thereafter at a premium reducing to par, plus interest, by maturity. There is no mandatory redemption of the Notes required prior to maturity. The Notes are general unsecured senior obligations of the Company and rank equally in right of payment with all other senior indebtedness of the Company and senior in right of payment of all existing future subordinated indebtedness of the Company. The Notes are subject to an Indenture between the Company and a trustee. The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and leaseback transaction, sell stock of subsidiaries, apply net proceeds from certain assets sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the company, or enter into certain transactions with affiliates. Net proceeds from the sale of the Notes of approximately $96.1 million were used to repay existing indebtedness.

     In October 1996, the Company entered into a credit agreement (the "1996 Credit Facility") with NationsBank of Texas, N.A The 1996 Credit Facility provided for a revolving line of credit with the availability of funds and letters of credit being subject to a borrowing base determination at least semiannually. The borrowing base provided a maximum availability of $50.0 million (which amount was also the initial borrowing base), $100,000 of which was outstanding at December 31, 1996. Availability under the borrowing base was initially limited to $20.0 million for working capital and $30.0 million for acquisitions of oil and gas properties meeting certain criteria established by the lender. Borrowings under the 1996 Credit Facility bore interest, at the Company's option, at a floating rate which was at or above the NationsBank, N.A. prime rate or the LIBOR rate, depending on the percentage of committed funds which were borrowed. Interest was payable quarterly and principal was to be amortized in twelve equal installments commencing two years from the date of the credit agreement. Under the 1996 Credit Facility, the Company was obligated to pay certain fees to the lender, including a commitment fee which ranged from 0.30% to 0.40% based on the unused portion of the commitment. The 1996 Credit Facility contained customary restrictive covenants (including restrictions on the payment of dividends and the incurrence of additional indebtedness) and required the Company to maintain a current ratio of not less than 1.0 to 1.0, a ratio of Adjusted EBITDA to interest expense of not less than 2.0 to 1.0 and a minimum tangible net worth. Borrowings under the 1996 Credit Facility were secured by substantially all of the assets of the Company and any subsidiary of the Company that guaranteed the Company's obligations under the 1996 Credit Facility. None of the Company's subsidiaries guaranteed the Company's obligations under the 1996 Credit Facility.

     In June 1996, the Company entered into a loan agreement with NationsBridge, L.L.C. to provide financing of up to $125 million ("Bridge Loan"). The proceeds of this Bridge Loan were used to finance the 1996 Acquisition, to refinance the 1995 Credit Facility and for other general corporate purposes. The Company capitalized certain costs incurred in obtaining the Bridge Loan and amortized these costs over the estimated life of the Bridge Loan. Concurrent with the Offerings, the $2,665,000 remaining unamortized balance of these deferred charges were expensed as an extraordinary item.

     In June 1995, the Company entered into a Credit Agreement ("1995 Credit Facility") with a syndicate of banks to provide financing for an aggregate $185 million senior secured revolving line of credit ("Revolver Notes") and an aggregate $15 million in senior secured term notes ("Term Notes"). In June 1996, these notes in a total amount of $71,494,000 were paid off with a portion of the proceeds of the Bridge Loan. The Company capitalized certain costs incurred in obtaining the 1995 Credit Facility and amortized these costs over the lives of the notes. Concurrent with the Bridge Loan, the $1,640,000 remaining unamortized balance of these deferred charges were expensed as an extraordinary item.

     In January 1998, the Company issued an additional $80 million aggregate principal amount of 10.25% Senior Notes due October 1, 2006 (the "1998 Notes"). The notes were sold at a premium (102.5%) and interest is payable April 1 and October 1, commencing April 1, 1998. The 1998 Notes may not be redeemed prior to October 1, 2001, and thereafter at a premium reducing to par, plus interest, by maturity. The 1998

                             COSTILLA ENERGY, INC.

Notes are subject to the same terms and conditions as the Notes. Net proceeds from the sale of the 1998 Notes of approximately $78.8 million were used to repay the Acquisition Credit Facility in full, all but $500,000 of the Revolving Credit Facility and the remainder was used for general corporate working capital needs.

     In light of the issuance of the 1998 Notes and the concurrent repayment of the Acquisition Credit Facility , there are no current maturities of long-term debt. Therefore, all amounts owed under the Revolving Credit Facility and Acquisition Facility as of December 31, 1997 have been classified as long-term obligations.

     The Company paid interest on long-term debt of $12,198,937, $8,838,971 and $4,453,684 in 1997, 1996 and 1995, respectively.

(8) INCOME TAXES

     Concurrent with the Offerings, the Company became a tax paying entity for U.S. Federal income tax purposes. At that date, the tax basis of the Company's assets and liabilities exceeded the book basis by approximately $3,500,000, resulting in a deferred tax asset of approximately $1,200,000. A valuation allowance was provided for 100% of this deferred tax asset.

     Income tax provision (benefit) and amounts separately allocated were as follows (thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                              1997      1996
                                                              -----    -------
Income (loss) before extraordinary item.....................  $ 152    $ 1,218
Extraordinary loss resulting from early extinguishment of
  debt......................................................   (129)    (1,042)
                                                              -----    -------
                                                              $  23    $   176
                                                              =====    =======

     In 1997, the Company's effective tax rate differs from the U.S. Federal statutory rate primarily because of a valuation allowance established for net operating loss carryforwards, as discussed below. The Company's effective tax rate does not differ materially from the U.S. Federal statutory rate in 1996.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities were as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
Deferred tax assets (liabilities):
  Net operating loss carryforwards..........................  $ 15,331    $ 2,805
  Interest rate swap agreements.............................       116        599
  Oil and gas properties, principally due to differences in
     depletion, impairment and the deduction of intangible
     drilling costs for tax purposes........................     1,253     (1,692)
  Other.....................................................     1,365         --
                                                              --------    -------
Net deferred tax asset......................................    18,065      1,712
Valuation allowance of net deferred tax asset...............   (18,065)    (1,712)
                                                              --------    -------
Net deferred tax asset, net of valuation allowance..........  $     --    $    --
                                                              ========    =======

     A valuation allowance is provided for when it is more likely than not that some portion of the deferred tax assets will not be realized. Due to uncertainties arising from a lack of earnings history and based on management's intentions to continue an aggressive drilling program (generating intangible drilling costs which

                             COSTILLA ENERGY, INC.

are projected to create future losses for tax purposes), it does not appear more likely than not that the Company will be able to utilize all the available carryforwards prior to their ultimate expiration.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $43.8 million, which are available to offset future regular taxable income, if any. The carryforwards expire December 31, 2011 and 2012.

(9) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases equipment and office facilities under operating leases on which rental expense for the years ended December 31, 1997, 1996 and 1995 was $376,978, $416,442 and $311,221, respectively. Future minimum lease commitments under noncancellable operating leases at December 31, 1997 are as follows (thousands):

1998........................................................    $  394,372
1999........................................................       376,699
2000........................................................       327,517
2001........................................................       352,302
2002........................................................       343,924
Thereafter..................................................     1,023,048

  Employment Agreements

     In 1996, the Company entered into employment agreements with four of its executive officers. The employment agreements are each for three years and each will automatically renew for successive one-year periods thereafter unless the employee is notified to the contrary. These employment agreements provide for base annual salary levels totaling $1,035,000 for 1998.

     Each employee would receive his salary for the remaining term of the applicable employment agreement if the Company were to terminate such person's employment other than for cause. If such person were to voluntarily leave his employment with the Company prior to the second anniversary of the employment agreement no further payments would be required. With the exception of one of the Company's executive officers, if a voluntary termination were to occur after the second anniversary of the employee agreement, such person would be entitled to one year's salary from the date of termination. With the exception of one of the Company's executive officers, the employee agreements provide that the covered employee will not compete with the Company for a one year period following his voluntary cessation of employment or termination of employment for cause, in either case if such event occurs within the initial three-year term of the employee agreement.

  Exploration and Development

     In July 1995, the Republic of Moldova (located in Eastern Europe between Romania and the Ukraine) granted a Concession Agreement to Resource Development Company Limited, L.L.C. ("Redeco"), an entity not affiliated with the Company. The Company paid Redeco $90,000 and agreed to bear the first $2.0 million of Concession expenses in return for a 50.0% interest in Redeco. Upon reaching the $2.0 million in 1996, Redeco elected, according to the agreement, to pay the Company for half of all amounts expended in excess of $750,000 plus interest. The Concession Agreement covers the entire country with respect to oil and gas and other minerals and continues for various time periods depending on the nature of the activity conducted. The Company has no material fixed financial commitments with respect to the Concession. As of December 31, 1997, the Company's share of costs expended was $3,681,137.

                             COSTILLA ENERGY, INC.

  Letters of Credit

     As a result of certain bonding and hedging counterparty requirements, the Company has caused irrevocable letters of credit to be issued by a bank totaling $996,000. As of December 31, 1997, no amounts had been drawn on these letters of credit.

(10) 401(k) PLAN

     The Company has established a qualified cash or deferred arrangement under IRS code section 401(k) covering substantially all employees. Under the plan, the employees have an option to make elective contributions of a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company has an option to match a percentage of the employee's contribution. The Company has made matching contributions to the plan totaling $122,336, $58,713, and $22,531 in 1997, 1996 and 1995, respectively.

(11) REDEEMABLE PREDECESSOR CAPITAL AND PREDECESSOR CAPITAL

     During 1995, NationsBanc Capital Corporation ("NBCC") contributed $10 million in exchange for a 30% ownership interest in the Company including the preferential return described below. Of this amount $1,266,000 was attributed to the non-redeemable portion of predecessor capital and $8,734,000 was attributed to redeemable predecessor capital. Preferred return and accretion of predecessor capital included in the consolidated statements of operations and the consolidated statements of stockholders' equity includes accretion of the amount attributable to redeemable predecessor capital to $10,000,000 over a two year period beginning February 17, 1995. As described below, the redemption amount was ultimately to be equal to $10,000,000 plus a preferred return and an additional redemption amount related to NBCC's redeemable interest not subject to preferential return.

     Concurrent with the Offerings, NBCC's membership interest was redeemed for a total of $15,506,614 and 936,000 common shares were issued to NBCC. After accounting for the Underwriter's exercise of its over-allotment option in November 1996, NBCC owns 8.94% of the 10,475,000 common shares outstanding at December 31, 1996. The following table details the redemption price paid to
NBCC:

NBCC Preferred Capital Contribution.........................    $10,000,000
Preferred Return............................................      2,732,376
                                                                -----------
Adjusted NBCC Preferred Capital Contribution................     12,732,376
PLUS: 10% Redemption Premium................................      1,273,238
PLUS: Aggregate Redemption Price of NBCC's Redeemable
  Unrestricted Common Units.................................      1,500,000
                                                                -----------
Total Redemption Price Paid NBCC............................    $15,505,614
                                                                ===========

     Redeemable predecessor capital was subject to a preferential return of 15% per annum and was redeemable at any time at the Company's option, subject to a redemption premium as described below, or at NBCC's option on February 17, 2003 or at an earlier date upon occurrence of certain events including a change in control, certain changes in management, a change in the Company's status as a limited liability company for tax purposes, or violation of any of various other restrictive provisions contained in the Regulations of Costilla Energy, Inc. (the "Regulations"). The 15% preferred return was treated as a reduction of predecessor capital.

     In addition, a portion of NBCC's interest not subject to preferential return was classified as redeemable predecessor capital as the Company could have been be required to repurchase such interest upon the occurrence of certain events similar to those events requiring redemption of the redeemable predecessor

                             COSTILLA ENERGY, INC.

capital described above and, in any event, on or after February 17, 2000. Such interest could have, at the Company's option, been repurchased to the extent the Company has exercised its right to redeem all or a portion of the redeemable members' interest subject to the preferential return. The redemption price the Company would have paid in either instance would be determined by the year in which the predecessor capital was repurchased, up to an aggregate of $5,500,000. Prior to the Offerings in October 1996, the ultimate redemption price of $5,500,000 was being accrued ratably over the period from February 17, 1995 through February 17, 2000 and was treated as a reduction of predecessor capital.

(12) STOCK-BASED COMPENSATION

  Outside Directors Stock Option Plan

     The Outside Directors Stock Option Plan provides for the issuance of stock options to the outside directors of the Company. A total of 50,000 shares has been authorized and reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. Only outside directors are eligible to participate in the plan. Outside directors are those directors of the Company who are not executive officers or regular salaried employees of the Company as of the date the Option is granted. Under the plan, an option for 1,000 shares of Common Stock will be granted to each person who qualifies as an outside director each year that such person is elected as a director of the Company. The exercise price of each option granted under the plan will be the fair market value (as reported on the Nasdaq National Market) of the Common Stock at the time the option is granted and may be paid either in cash, shares of Common Stock or a broker-assisted cashless transaction. Each option will be exercisable immediately, and will expire ten years from the date of grant.

     The plan was amended during 1997 to provide that a total of 100,000 shares be authorized and reserved for issuance under this plan and that each person qualifying as an outside director shall receive an option for 5,000 shares each year that such person is elected as a director of the Company. During the year ended December 31, 1997, options on 15,000 shares were granted under this plan, leaving 85,000 options available for future grant under the plan as of December 31, 1997. The options granted during 1997 have a term of ten (10) years and an exercise price of $12.50 per share, a price equal to the market price on the date of grant. The weighted average fair value, as calculated under the provisions of FAS 123, of the options granted in 1997 was $8.56 per share.

  Bonus Incentive Plan

     The Bonus Incentive Plan provides that the Board of Directors each year may award bonuses in cash, Common Stock, or some combination thereof, to those officers, directors, employees and advisors of the Company or a subsidiary of the Company, who the Board of Directors determines have contributed to the success of the Company. A total of 150,000 shares of Common Stock has been authorized and reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. All officers, directors, employees and advisors of the Company or a subsidiary of the Company who have completed a minimum of 180 days of service and are employed or retained by the Company or such subsidiary on the last day of the plan year, other than such persons who own ten percent or more of the outstanding shares of the Common Stock during that year, are eligible to participate in the plan. Bonus awards will be determined based upon a number of factors, including performance and salary level of the participant and the financial performance of the Company and its subsidiaries. Bonuses will be awarded after review and upon approval of the Board of Directors, subject to the terms and conditions of the plan.

     The plan was amended during 1997 to provide that the plan be administered by the Compensation Committee of the Board of Directors, that awards of incentive compensation under this plan be made within 120 days after the expiration of each fiscal year and the removal of the exclusion of ten percent or more

                             COSTILLA ENERGY, INC.

shareholders as eligible participants in the plan. During the year ended December 31, 1997, 4,500 shares were issued under this plan at the current market price of $13.38 per share.

  1996 Stock Option Plan

     The 1996 Stock Option Plan provides for the grant of both incentive stock options and non-qualifying stock options, as well as limited stock appreciation rights and supplemental bonuses, to the employees of the Company and its subsidiaries, including officers and directors who are salaried employees. A total of 850,000 shares of Common Stock has been authorized and reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. The plan is administered by the Board of Directors. The Board of Directors has the sole authority to interpret the plan, to determine the persons to whom the options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of the options to be granted under the plan; provided that (a) the exercise price of each option granted under the plan may not be less than the fair market value of the Common Stock on the date the option is granted (and for incentive stock options, 110% of fair market value if the employee is the beneficial owner of 10% or more the Company's voting securities), (b) the exercise price must be paid in cash, by surrendering previously owned shares of Common Stock upon the exercise of the option or by a promissory note or broker-assisted cashless exercise approved by the Board of Directors, (c) the term of the option may not exceed ten years, and (d) no option is transferable other than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order. Limited stock appreciation rights may be granted under the plan with respect to specified options, allowing the option holder to receive, in cash, the difference between the exercise price and the market value in the event of a change in control of the Company. The Board of Directors may also grant supplemental bonuses under the plan which are cash bonuses not to exceed the amount of income tax liability incurred by a plan participant upon the exercise of a non-qualifying stock option or a limited stock appreciation right with respect to which the bonus was granted. The Board of Directors may amend without stockholder approval, in any respect other than any amendment that requires stockholder approval by law, and may modify any outstanding option, including the repricing of non-qualifying options, with the consent of the option holder. There are currently approximately 135 employees who are eligible to participate in the plan.

     The plan was amended during 1997 to provide that the plan be administered by the Compensation Committee of the Board of Directors and that a total of 1,250,000 shares be authorized and reserved for issuance under this plan.

     No options were issued under this plan during 1997. During 1996, the Company granted 711,750 stock options pursuant to the 1996 Stock Option Plan,of which 1,500 shares were exercised in 1997. There were 547,750 options available for future grant under the plan as of December 31, 1997. The options granted during 1996 have a term of ten (10) years and an exercise price of $12.50 per share, a price equal to the market price on the date of the grant. The weighted average fair value, as calculated under the provision of SFAS 123, of the options granted in 1996 was $6.73 per share.

     The Company applies APB 25 and related Interpretations in accounting for its stock option awards. Accordingly, no compensation expense has been recognized for its stock option awards. If compensation expense for the stock option awards had been determined consistent with SFAS 123, the Company's net loss and net loss per share, for the year ended December 31, 1997 and 1996 would have been adjusted to the following pro forma amounts:

                                                               1997           1996
                                                           ------------    -----------
Net loss................................................   $(37,740,000)   $(6,285,276)
Net loss per share......................................          (3.63)         (1.58)

                             COSTILLA ENERGY, INC.

     Under SFAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996:

                                                                1997       1996
                                                               -------    -------
Risk-free interest rate.....................................     6.25%      6.25%
Expected life...............................................   5 years    5 years
Expected volatility.........................................       80%        54%
Expected dividend yield.....................................        0%         0%

(13) RELATED PARTY TRANSACTIONS

     Certain members and officers of the Company have owned interests in and held positions with A&P Meter Service and Supply, Inc. ("A&P"), CSL, 511 Tex L.C. ("511 Tex"), and Valley.

     Advances from the Company to A&P have been consolidated into two promissory notes. The first note, which was originally executed December 31, 1994, totals $390,000, including accrued interest. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The second note is in the amount of $294,000, including accrued interest and is dated May 22, 1996. The note is unsecured and is payable upon demand. During 1997, the Company created an allowance of $208,000 related to these notes to reflect the estimated present value of anticipated future payments on these notes. During 1997, 1996 and 1995, the Company paid $561,343, $520,519 and $612,139, respectively, to A&P for goods and services provided.

     During 1996 and 1995, the Company paid $517,352 and $592,920, respectively, to CSL for management fees and lease payments on equipment.

     During 1996 and 1995, the Company paid $50,742 and $67,896, respectively, to 511 Tex for office rent.

     During 1996 and 1995 the Company paid $484,000 and $440,884, respectively, to Valley for gas compression and salt water disposal charges. During 1996 and 1995, Valley paid the Company $383,139 and $109,399, respectively, for operating costs of its salt water disposal wells and gas compressors.

     During 1996 and 1995 the LLC paid $75,000 each year to NationsBank Capital Corp. for management fees. No management fees are due to NationsBank Capital Corp. for any period subsequent to the Offerings.

(14) OIL AND GAS EXPENDITURES

     The following table reflects costs incurred in oil and gas property acquisition, exploration and development activities:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1996       1995
                                                        --------    -------    -------
                                                                 (THOUSANDS)
Property acquisition costs:
  Proved..............................................  $ 25,731    $39,505    $52,470
  Unproved............................................    32,415        721      1,742
Exploration...........................................    16,194      6,760      5,627
Development...........................................    43,942     17,723        158
                                                        --------    -------    -------
                                                        $118,282    $64,709    $59,997
                                                        ========    =======    =======

                             COSTILLA ENERGY, INC.

(15) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     The estimates of proved oil and gas reserves, which are located principally in the United States, were prepared by the Company as of December 31, 1997 and 1995 and by Williamson Petroleum Consultants as of December 31, 1996. Williamson Petroleum Consultants performed a review of approximately 72% of the Company's estimated United States reserves as of December 31, 1997 (on a PV-10 basis). The Moldova reserve estimates were prepared by W. Scott Epley, P.E. as of December 31, 1997. Reserves were estimated in accordance with guidelines established by the SEC and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The Company has presented the United States reserve estimates utilizing an oil price of $15.29 per Bbl and a gas price of $2.20 per Mcf as of December 31, 1997 and an oil price of $24.17 per Bbl and a gas price of $3.96 per Mcf as of December 31, 1996. The Company has presented the Moldovan reserve estimates utilizing an oil price of $16.00 per Bbl and a gas price of $2.08 per Mcf as of December 31, 1997.

  Oil and Gas Producing Activities

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                             COSTILLA ENERGY, INC.

                                     UNITED STATES             MOLDOVA                 TOTAL
                                  --------------------   --------------------   --------------------
                                   OIL AND     NATURAL    OIL AND     NATURAL    OIL AND     NATURAL
                                  CONDENSATE     GAS     CONDENSATE     GAS     CONDENSATE     GAS
                                   (MBbls)     (Mmcf)     (MBbls)     (MMcf)     (MBbls)     (MMcf)
                                  ----------   -------   ----------   -------   ----------   -------
Total Proved Reserves:
Balance, January 1, 1995........     4,009      27,512         --          --      4,009      27,512
  Revisions of previous
     estimates..................      (570)        425         --          --       (570)        425
  Extensions and discoveries....       605       8,922         --          --        605       8,922
  Production....................      (950)     (4,806)        --          --       (950)     (4,806)
  Purchases of
     minerals-in-place..........     7,694      46,099         --          --      7,694      46,099
                                    ------     -------     ------     -------     ------     -------
Balance, December 31, 1995......    10,788      78,152         --          --     10,788      78,152
  Revisions of previous
     estimates..................     1,782       5,440         --          --      1,782       5,440
  Extensions and discoveries....     1,169      13,581         --          --      1,169      13,581
  Production....................    (1,726)     (9,205)        --          --     (1,726)     (9,205)
  Sales of minerals-in-place....      (119)       (482)        --          --       (119)       (482)
  Purchases of
     minerals-in-place..........     5,106      32,786         --          --      5,106      32,786
                                    ------     -------     ------     -------     ------     -------
Balance, December 31, 1996......    17,000     120,272         --          --     17,000     120,272
  Revisions of previous
     estimates..................    (3,651)      3,064         --          --     (3,651)      3,064
  Extensions and discoveries....     2,465      58,888        395       1,318      2,860      60,206
  Production....................    (2,175)    (14,698)        --          --     (2,175)    (14,698)
  Sales of minerals-in-place....    (2,065)    (27,743)        --          --     (2,065)    (27,743)
  Purchases of
     minerals-in-place..........     2,983       7,536         --          --      2,983       7,536
                                    ------     -------     ------     -------     ------     -------
Balance, December 31, 1997......    14,557     147,319        395       1,318     14,952     148,637
                                    ======     =======     ======     =======     ======     =======
Proved Developed Reserves:
  January 1, 1995...............     2,632      16,340         --          --      2,632      16,340
  December 31, 1995.............     8,566      57,393         --          --      8,566      57,393
  December 31, 1996.............    14,018      90,023         --          --     14,018      90,023
  December 31, 1997.............    10,646      84,558         --         359     10,646      84,917

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

     The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

     Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks

                             COSTILLA ENERGY, INC.

associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

                                                        YEARS ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1997        1996        1995
                                                    ---------   ---------   ---------
                                                               (THOUSANDS)
UNITED STATES
Future cash flows.................................  $ 547,584   $ 887,100   $ 350,653
Future costs:
  Production......................................   (205,454)   (323,288)   (145,510)
  Development.....................................    (41,291)    (25,469)    (16,806)
                                                    ---------   ---------   ---------
Future net cash flows before income taxes.........    300,839     538,343     188,337
Future income taxes...............................     31,249     144,836          --
                                                    ---------   ---------   ---------
Future net cash flows.............................    269,590     393,507     188,337
10% annual discount for estimated timing of cash
  flows...........................................    (95,704)   (165,273)    (75,041)
                                                    ---------   ---------   ---------
Standardized measure of discounted net cash
  flows...........................................  $ 173,886   $ 228,234   $ 113,296
                                                    =========   =========   =========
MOLDOVA
Future cash flows.................................  $   9,063   $      --   $      --
Future costs:
  Production......................................     (1,943)         --          --
  Development.....................................     (2,572)         --          --
                                                    ---------   ---------   ---------
Future net cash flows before income taxes.........      4,548          --          --
Future income taxes...............................        951          --          --
                                                    ---------   ---------   ---------
Future net cash flows.............................      3,597          --          --
10% annual discount for estimated timing of cash
  flows...........................................     (1,560)         --          --
                                                    ---------   ---------   ---------
Standardized measure of discounted net cash
  flows...........................................  $   2,037   $      --   $      --
                                                    =========   =========   =========
TOTALS
Future cash flows.................................  $ 556,647   $ 887,100   $ 350,653
Future costs:
  Production......................................   (207,397)   (323,288)   (145,510)
  Development.....................................    (43,863)    (25,469)    (16,806)
                                                    ---------   ---------   ---------
Future net cash flows before income taxes.........    305,387     538,343     188,337
Future income taxes...............................     32,200     144,836          --
                                                    ---------   ---------   ---------
Future net cash flows.............................    273,187     393,507     188,337
10% annual discount for estimated timing of cash
  flows...........................................    (97,264)   (165,273)    (75,041)
                                                    ---------   ---------   ---------
Standardized measure of discounted net cash
  flows...........................................  $ 175,923   $ 228,234   $ 113,296
                                                    =========   =========   =========

                             COSTILLA ENERGY, INC.

  Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves
  (In Thousands)

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1997        1996       1995
                                                      ---------   --------   --------
                                                                (THOUSANDS)
                   UNITED STATES
Increase (decrease):
  Purchase of minerals -- in place..................  $  22,753   $ 49,966   $ 77,343
  Extensions and discoveries and improved recovery,
     net of future production and development
     costs..........................................     69,140     25,910      9,799
  Accretion of discount.............................     31,180     11,330      3,678
  Net change in sales prices net of production
     costs..........................................   (170,943)   108,160     (3,422)
  Changes in estimated future development costs.....      2,515      4,187     (2,419)
  Revisions of quantity estimates...................    (17,890)    29,485     (2,855)
  Net change in income taxes........................     63,408    (83,570)        --
  Sales, net of production costs....................    (42,271)   (32,146)   (11,338)
  Sales of minerals in place........................    (29,975)    (1,330)        --
  Changes of production rates (timing) and other....     17,735      2,946      5,731
                                                      ---------   --------   --------
       Net increase (decrease)......................    (54,348)   114,938     76,517
  Standardized measure of discounted future net cash
     flows:
       Beginning of period..........................    228,234    113,296     36,779
                                                      ---------   --------   --------
       End of period................................  $ 173,886   $228,234   $113,296
                                                      =========   ========   ========
                      MOLDOVA
Increase (decrease):
  Purchase of minerals-in place.....................  $      --   $     --   $     --
  Extensions and discoveries and improved recovery,
     net of future production and development
     costs..........................................      2,576         --         --
  Accretion of discount.............................         --         --         --
  Net change in sales prices net of production
     costs..........................................         --         --         --
  Changes in estimated future development costs.....         --         --         --
  Revisions of quantity estimates...................         --         --         --
  Net change in income taxes........................       (539)        --         --
  Sales, net of production costs....................         --         --         --
  Sales of minerals in place........................         --         --         --
  Changes of production rates (timing) and other....         --         --         --
                                                      ---------   --------   --------
       Net increase (decrease)......................      2,037         --         --
  Standardized measure of discounted future net cash
     flows:
       Beginning of period..........................         --         --         --
                                                      ---------   --------   --------
       End of period................................  $   2,037   $     --   $     --
                                                      =========   ========   ========

                             COSTILLA ENERGY, INC.

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1997        1996       1995
                                                      ---------   --------   --------
                                                                (THOUSANDS)
                       TOTALS
Increase (decrease):
  Purchase of minerals-in place.....................  $  22,753   $ 49,966   $ 77,343
  Extensions and discoveries and improved recovery,
     net of future production and development
     costs..........................................     71,716     25,910      9,799
  Accretion of discount.............................     31,180     11,330      3,678
  Net change in sales prices net of production
     costs..........................................   (170,943)   108,160     (3,422)
  Changes in estimated future development costs.....      2,515      4,187     (2,419)
  Revisions of quantity estimates...................    (17,890)    29,485     (2,855)
  Net change in income taxes........................     62,869    (83,570)        --
  Sales, net of production costs....................    (42,271)   (32,146)   (11,338)
  Sales of minerals in place........................    (29,975)    (1,330)        --
  Changes of production rates (timing) and other....     17,735      2,946      5,731
                                                      ---------   --------   --------
       Net increase (decrease)......................    (52,311)   114,938     76,517
  Standardized measure of discounted future net cash
     flows:
       Beginning of period..........................    228,234    113,296     36,779
                                                      ---------   --------   --------
       End of period................................  $ 175,923   $228,234   $113,296
                                                      =========   ========   ========

     The 1997 future cash flows shown above include amounts attributable to proved undeveloped reserves requiring approximately $42.5 million of future development costs. If these reserves are not developed, the standardized measure of discounted future net cash flows for 1997 shown above would be reduced by approximately $42.3 million.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Costilla Energy, Inc.:

     We have audited the accompanying statement of revenues and direct operating expenses of the Ballard Acquisition (see Note 1) for the year ended December 31, 1996. The statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form S-4 of Costilla Energy, Inc. as described in Note 1) and is not intended to be a complete presentation of the Ballard Acquisition interests' revenues and expenses.

     In our opinion, the statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Ballard Acquisition for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Midland, Texas
November 7, 1997

                             COSTILLA ENERGY, INC.

                              BALLARD ACQUISITION

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)

                                                                                (UNAUDITED)
                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED         JUNE 30,
                                                              DECEMBER 31,    ----------------
                                                                  1996         1997      1996
                                                              ------------    ------    ------
Revenues:
  Oil and condensate........................................    $ 9,833       $4,553    $4,540
  Natural gas...............................................      1,481        1,571       853
                                                                -------       ------    ------
                                                                 11,314        6,124     5,393
                                                                -------       ------    ------
Direct operating expenses:
  Lease operating...........................................      2,453        1,465     1,099
  Workovers.................................................        417          290       406
  Production taxes..........................................        732          402       325
                                                                -------       ------    ------
                                                                  3,602        2,157     1,830
                                                                -------       ------    ------
Revenues in excess of direct operating expenses.............    $ 7,712       $3,967    $3,563
                                                                =======       ======    ======

                See the accompanying notes to these statements.

                             COSTILLA ENERGY, INC.

                              BALLARD ACQUISITION

                    NOTES TO THE STATEMENTS OF REVENUES AND
                           DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION

     On August 28, 1997 Costilla Energy, Inc., (the "Company") acquired from Ballard Petroleum, LLC certain oil and gas properties (the "Ballard Acquisition") for approximately $41.2 million. The accompanying statements of revenues and direct operating expenses for the Ballard Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Ballard are not necessarily indicative of the costs to be incurred by the Company.

     Historical financial information reflecting financial position, results of operations, and cash flows of the Ballard Acquisition were not available and are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the Ballard Acquisition are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

     Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Under this method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Direct operating expenses are recognized on the accrual method.

     Preparation of the accompanying statements of revenues and direct operating expense requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting period. Actual results could differ from those estimates.

  Interim Statements of Revenues and Direct Operating Expenses

     The interim financial information for the periods ended June 30, 1997 and 1996, is unaudited. However, in the opinion of management, the interim statements of revenues and direct operating expenses include all the necessary adjustments to fairly present the results of the interim periods and all such adjustments are of a normal recurring nature. The interim statements of revenues and direct operating expenses should be read in conjunction with the audited statement of revenues and direct operating expenses for the year ended December 31, 1996.

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

  Estimated Quantities of Proved Oil and Gas Reserves

     Reserve information presented below for the Ballard Acquisition, as of January 1, 1996 and December 31, 1996, is based on reserve estimates prepared by the Company's engineers, using prices and costs in effect at that date. Changes in reserve estimates were derived by adjusting such quantities and values for actual production using historical prices and costs.

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with

                             COSTILLA ENERGY, INC.

                              BALLARD ACQUISITION

                    NOTES TO THE STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

     Below are the net estimated quantities of proved reserves and proved developed reserves for the Ballard Acquisition.

                                                                 OIL       GAS
                                                               (MBbls)    (Mmcf)
                                                               -------    ------
Proved reserves at January 1, 1996..........................    4,746     10,529
Extensions and discoveries..................................       18      2,457
Production..................................................     (510)      (651)
                                                                -----     ------
Proved reserves at December 31, 1996........................    4,254     12,335
                                                                =====     ======
Proved developed reserves at December 31, 1996..............    4,138      9,878
                                                                =====     ======

  Standardized Measure of Discounted Future Net Cash Flows of Proved Oil and Gas Reserves

     The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on year-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

     Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.

     The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the Ballard Acquisition as of December 31, 1996 (in thousands):

Future:
  Cash inflows..............................................   $143,236
  Production costs..........................................    (46,312)
  Development costs.........................................       (871)
                                                               --------
          Net cash flows before income taxes................     96,053
10% annual discount for estimated timing of cash flows......    (34,735)
                                                               --------
Standardized measure of discounted future net cash flows
  before income taxes.......................................   $ 61,318
                                                               ========

                             COSTILLA ENERGY, INC.

                              BALLARD ACQUISITION

                    NOTES TO THE STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

     The following are the sources of changes in the standardized measure of discounted net cash flows for the year ended December 31, 1996 (in thousands):

Standardized measure, January 1, 1996.......................  $32,538
Extensions and discoveries, net of development costs........    5,452
Sales, net of production costs..............................   (7,712)
Net change in prices........................................   29,762
Accretion of discount.......................................    3,254
Other.......................................................   (1,976)
                                                              -------
Standardized measure, December 31, 1996.....................  $61,318
                                                              =======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Costilla Energy, Inc.:

     We have audited the accompanying statement of revenues and direct operating expenses of the 1995 Acquisition (see Note 1) for the period ended June 12, 1995. The statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form S-4 of Costilla Energy, Inc. as described in Note 1) and is not intended to be a complete presentation of the 1995 Acquisition interests' revenues and expenses.

     In our opinion, the statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the 1995 Acquisition for the period ended June 12, 1995, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Midland, Texas
July 4, 1996

                             COSTILLA ENERGY, INC.

                                1995 ACQUISITION

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)

                                                              PERIOD ENDED
                                                                JUNE 12,
                                                                  1995
                                                              ------------
Revenues:
  Oil and condensate........................................    $ 7,572
  Natural gas...............................................      3,358
                                                                -------
                                                                 10,930
                                                                -------
Direct operating expenses:
  Lease operating...........................................      4,550
  Workovers and dry hole costs..............................        109
  Production taxes..........................................        923
                                                                -------
                                                                  5,582
                                                                -------
Revenues in excess of direct operating expenses.............    $ 5,348
                                                                =======

                 See the accompanying notes to this statement.

                             COSTILLA ENERGY, INC.

                                1995 ACQUISITION

                     NOTES TO THE STATEMENT OF REVENUES AND
                           DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION

     On June 12, 1995 Costilla Energy, Inc., formerly Costilla Energy, L.L.C. and Costilla Petroleum Company (collectively, the "Company") acquired from Parker & Parsley Development L.P. and Parker & Parsley Producing L.P. (collectively, "Parker & Parsley") certain oil and gas properties (the "1995 Acquisition") for $46,621,371. The accompanying statement of revenues and direct operating expenses for the 1995 Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Parker & Parsley are not necessarily indicative of the costs to be incurred by the Company.

     Historical financial information reflecting financial position, results of operations, and cash flows of the 1995 Acquisition are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statement of revenues and direct operating expenses of the 1995 Acquisition is presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

     Revenues in the accompanying statement of revenues and direct operating expenses are recognized on the sales method. Under this method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Direct operating expenses are recognized on the accrual method.

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

  Estimated Quantities of Proved Oil and Gas Reserves

     Reserve information presented below for the 1995 Acquisition is based on reserve estimates prepared by the Company's engineers, using prices and costs in effect at June 12, 1995. Changes in reserve estimates were derived by adjusting such quantities and values for actual production using historical prices and costs.

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

                             COSTILLA ENERGY, INC.

                                1995 ACQUISITION

                     NOTES TO THE STATEMENT OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

     Below are the net estimated quantities of proved reserves and proved developed reserves for the 1995 Acquisition.

                                                                OIL       GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    ------
Proved reserves at January 1, 1995..........................   7,534     46,507
Production..................................................    (479)    (2,405)
                                                               -----     ------
Proved reserves at June 12, 1995............................   7,055     44,102
                                                               =====     ======
Proved developed reserves at June 12, 1995..................   6,707     38,151
                                                               =====     ======

  Standardized Measure of Discounted Future Net Cash Flows of Proved Oil and Gas Reserves

     The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on year-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

     Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.

     The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the 1995 Acquisition as of June 12, 1995 (in thousands):

Future:
  Cash inflows..............................................  $191,758
  Production costs..........................................   (93,268)
  Development costs.........................................    (4,797)
                                                              --------
          Net cash flows before income taxes................    93,693
10% annual discount for estimated timing of cash flows......   (33,074)
                                                              --------
Standardized measure of discounted future net cash flows
  before income taxes.......................................  $ 60,619
                                                              ========

     The following are the sources of changes in the standardized measure of discounted net cash flows for the period ended June 12, 1995 (in thousands):

Standardized measure, January 1, 1995.......................  $55,670
Sales, net of production costs..............................   (5,348)
Net change in prices........................................    8,032
Accretion of discount.......................................    2,517
Other.......................................................     (252)
                                                              -------
Standardized measure, June 12, 1995.........................  $60,619
                                                              =======

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OF SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

Prospectus Summary....................    1
Cautionary Statement Regarding
  Forward-Looking Statements..........   13
Risk Factors..........................   13
Use of Proceeds.......................   19
The Exchange Offer....................   19
Capitalization........................   26
Selected Financial Information........   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   28
Business and Properties...............   36
Management............................   47
Principal Stockholders................   50
Executive Compensation and Other
  Information.........................   52
Certain Transactions and
  Relationships.......................   56
Description of Revolving Credit
  Facility............................   56
Description of Exchange Notes.........   57
Book-Entry; Delivery and Form.........   80
Certain Federal Income Tax
  Consequences........................   81
Plan of Distribution..................   82
Legal Matters.........................   82
Experts...............................   82
Glossary..............................   83

======================================================

======================================================

                             COSTILLA ENERGY, INC.

                               OFFER TO EXCHANGE

                                  $80,000,000
                              10 1/4% SENIOR NOTES
                                    DUE 2006

                                      FOR

                                  $80,000,000
                              10 1/4% SENIOR NOTES
                                    DUE 2006
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                 APRIL 28, 1998

======================================================